endurance

Annual Report 2006



Probability
Average Result
$341m Profit
Median Result
$381m Profit
1-in-10 Year
$66m Profit
-in-50 Year
172m Loss
1-in-25 Year
$66m Loss
0
250
500
Potential underwriting income and loss (millions of U.S.$)

It is important to note that the graph is based upon current estimates and expectations. Further, Endurance's actual results, performance, or achievements may differ materially from the potential future results, performance, or achievements expressed or implied by the graph.

Over time the risk snapshot of the Company will change as Endurance's portfolio and market circumstances dictate. However, in each instance, Endurance can be expected to react to the information in the same way – by working to maximize the expected underwriting return of the Company while ensuring that there is no unreasonable build up of loss potential in the Company's portfolio.

Endurance Operating Income Profile
Insurance and reinsurance portfolio as of January 1, 2007


Stated objective is to limit our loss in a 1-in-100 year to 25% of our capital or less
1-in-500 Year
$500m Loss
1-in-250 Year
$396m Loss
1-in-100 Year
$287m Loss
-750
-500
-250

Learning from the past, analyzing the future

Endurance monitors its portfolio of underwriting risks to ensure that at any point in time, the Company has accumulated a book of business that is both: managed to limit the potential for individual large loss events or combinations of large loss events from eliminating excessive amounts of Endurance's capital; and constructed to generate appropriate expected underwriting returns on Endurance's capital.

This graph provides an efficient way of characterizing both aspects of risk management in one place. The graph provides a snapshot of Endurance's risk profile at January 1, 2007 and a probability distribution that captures the possible range of annual outcomes that might occur in 2007, including the effect of catastrophic events on the premiums earned and losses and production costs incurred by the Company.

From the graph provided, one can see that Endurance's current risk profile suggests a potential underwriting return for 2007 of $341 million if 2007 is a year with normal catastrophe activity. If 2007 is a year containing a level of catastrophic losses expected to occur only once every 25 years, it is anticipated at this time to result in an underwriting loss to the Company of $66 million.

Endurance


30
15
0
2002 2003 2004 2005 2006

Diluted book value
per common share U.S.$


500
250
0
(250)
(500)
2002 2003 2004 2005 2006

Net income (loss)
U.S.$m


2,000
1,000
0
2002 2003 2004 2005 2006

Gross premiums written
U.S.$m


2,000
1,000
0
2002 2003 2004 2005 2006

Total capitalization
U.S.$m

Contents


6
3
0
(3)
(6)
2002 2003 2004 2005 2006

Diluted earnings per share
U.S.$m


20
10
0
(10)
(20)
2002 2003 2004 2005 2006

Return on average common equity
%

In thousands of U.S.$ (except for per share, percentage and ratio information)	Year ended Dec. 31, 2006	Year ended Dec. 31, 2005	Year ended Dec. 31, 2004	Year ended Dec. 31, 2003	Year ended Dec. 31, 2002
Net income (loss) before preferred dividends	498,126	(220,484)	355,584	263,437	102,066
Operating income (loss)	500,909	(208,321)	348,443	247,938	93,024
Gross premiums written	1,789,642	1,668,877	1,711,357	1,601,997	798,760
Total assets	6,925,554	6,348,407	5,224,398	3,458,964	2,054,594
Shareholders' equity	2,297,874	1,872,543	1,862,455	1,644,815	1,217,500
Return on average common equity, Net Income	25.6%	(12.6)%	20.3%	18.4%	8.6%
Per common share					
Basic earnings per share	$7.26	$(3.60)	$5.66	$4.19	$1.74
Diluted earnings per share	$6.73	$(3.60)	$5.28	$4.00	$1.73
Diluted book value per common share	$28.87	$23.17	$27.91	$24.03	$21.73
Dividends declared per common share	$1.00	$1.00	$0.81	$0.32	–
GAAP ratios					
Loss ratio	50.5%	95.8%	57.4%	56.5%	55.3%
Acquisition expense ratio	19.4%	19.2%	20.2%	19.6%	17.3%
General and administrative expense ratio	11.6%	8.5%	8.2%	8.6%	13.6%
Combined ratio	81.5%	123.5%	85.8%	84.7%	86.2%



1: letter from the chairman

Looking towards 2007, we will continue to seek strategic expansion of our businesses through the addition of diversified products that exhibit profit potential meeting our standards.

To our shareholders, clients and employees:

2006 was a milestone year for Endurance as we completed our fifth year of operations and reported record net income of $498 million. This year's results were aided by a favorable catastrophe season, but that doesn't tell the whole story. I am pleased to report that we also made significant strides this year in further implementing our long term strategic plan.

We continue to focus on our founding strategy, which was to establish a book of business comprised of diversified lines, each of which builds upon the expertise of our specialized underwriters. We have always believed that this strategy provides us with the best opportunity to serve our clients and deliver exceptional returns to our shareholders over the long term. The results speak for themselves. During our first five years of operations, we achieved an ROE of 13% driven by a combined ratio of 94.7%. We accomplished this result while withstanding two significant hurricane seasons, each of which produced record losses for the insurance industry. Our strong operating performance drove 50% growth in Endurance's book value from $1.4 billion at the time of our initial public offering in 2003 to $2.1 billion at the end of 2006.

Since inception, risk management has been one of our core skills and, during 2006, we completed several initiatives to improve our risk profile. These initiatives included enhancement of our vendor and proprietary risk management models and tools, re-positioning several of our catastrophe-exposed lines of business, and securitization in the capital markets of elements of our catastrophe risks. As a result of our efforts, we reduced the catastrophe-influenced portion of our risk profile by approximately 40% while maintaining superior returns on equity. This re-shaping of our risk exposure reflects our continued commitment to managing the risks we assume on a proactive basis.

During 2006, we continued to diversify our portfolio of specialty businesses and also expand our insurance business, which now accounts for 32% of Endurance's gross premiums written compared to 25% in 2005. Highlights of these accomplishments include:

- Within our U.S. reinsurance platform, we successfully became a direct writer of California workers' compensation business.
- Our agriculture reinsurance business experienced strong growth with gross premiums exceeding $100 million.
- We opened a direct treaty reinsurance office in the U.S.
- We expanded our U.S. insurance platform through the addition of seasoned underwriters with specialty focused experience
- Our Bermuda operation continues to be a market leader in the healthcare and professional liability lines.

We also continue to develop and refine our strategic approach to capital and investment management. Our balance sheet ended the year in a very strong position with shareholders' equity of $2.3 billion and a leverage ratio of 16.3%. During late 2006, Standard and Poor's upgrade of Endurance to A (from A-) and AM Best's placement of our rating on a positive outlook (from stable) provided external affirmation of our hard work.



In order to better manage our investment portfolio, we adopted performance benchmarks and metrics to evaluate investment returns in terms of operating investment income, economic return and return on capital. This investment management approach reinforces decision making oriented toward taking appropriate investment risk relative to these three measures of return.

Also contributing to our balance sheet strength is our considered and prudent approach to reserving. During each of our first five years of operations, we have experienced favorable claims emergence. At year end, total reserves were $2.7 billion, with approximately 62% representing IBNR.

Looking towards 2007, we will continue to seek strategic expansion of our businesses through the addition of diversified products that exhibit profit potential meeting our standards. Of course, we will continue to adhere to our belief that profit potential in our industry lies in those areas where we can differentiate ourselves through our technical and specialized underwriting skills. Regardless of the source of growth, our focus remains on discipline and underwriting profit rather than merely top line growth.

In 2007, we expect some turmoil in the market as the significant amount of capital raised in 2006 from sidecars and catastrophe bonds impacts industry capacity. We will keep a close watch as governmental and regulatory bodies react to rising insurance premiums driven by the record catastrophe losses of 2004 and 2005.



Overall, 2006 was a favorable year for the industry in general and for Endurance in particular. We believe we utilized the wind at our back most effectively, by not only posting strong results, but also by making great strides to improve our strategic direction and industry position. Of course, none of this could have been accomplished without the exceptional work and dedication of our employees. Based upon our performance as a team so far, I look forward to seeing what we can accomplish over the next five years.

Very sincerely yours,

Kenneth J. LeStrange
Chairman, President and Chief Executive Officer

Endurance Executive Team pictured left to right: David Cash, Chief Underwriting Officer, Endurance Holdings; William Jewett, President and Chief Executive Officer, Worldwide Reinsurance Operations; Michael Angelina, Chief Actuary and Chief Risk Officer, Endurance Holdings; Michael McGuire, Chief Financial Officer, Endurance Holdings; Daniel Izard, Chief Operating Officer, Endurance Holdings; Michael Fujii, President and Chief Executive Officer, Worldwide Insurance Operations; John Del Col, General Counsel and Secretary, Endurance Holdings; Mark Silverstein, Chief Investment Officer; Thomas Bell, Executive Vice President, Endurance U.S. Holdings; John O'Connor, President and Chief Operating Officer, Endurance Services

ATTRACTINGSELECTINGSERVICINGMANAGING

attracting business

We have built a diversified portfolio of specialty insurance and reinsurance products, while maintaining the agility to reposition our focus in response to changing market conditions.

2:

Attracting Business

The mission of Endurance is to create exceptional value for our clients and shareholders by applying a disciplined and technical approach to the transfer of risk and the management of capital. To achieve this mission, we have built a diversified portfolio of specialty insurance and reinsurance products while maintaining the agility to reposition our focus in response to changing market conditions. Each of our specialized business units is comprised of a team of professionals with focused industry expertise. Any business we write must meet our strict underwriting standards for risk adjusted returns and data quality.

While we continue to focus on return on capital rather than top line growth, 2006 gross premiums written have increased 7.2% over the prior year, resulting from a successful renewal season, improved pricing conditions in property insurance and reinsurance and our entry into the California workers'



compensation market. Our insurance business has expanded in line with our objective of achieving more balance between our insurance and reinsurance businesses and now represents approximately 32% of our gross written premiums.

Underwriting pictured left to right:
Darrell Franklin, Senior Vice President, Underwriting; John Moody, Vice President, Regional Casualty Manager; Sarah Spurling, Professional Lines Underwriter; Gero Michel, Senior Vice President, Head of International Property Catastrophe; Lauren Kent, Vice President, Senior Casualty Treaty Underwriter

In our insurance business segment, we have tailored our business development activities to the lines of business and geographic markets in which we operate. Our U.S. and Bermuda insurance professionals work closely with


a
b
c
d
e
f

Sources of insurance business

a	Marsh	19%
b	Aon	12%
c	Willis	7%
d	Swett & Crawford	7%
e	AmWINS	6%
f	Other	49%


a
b
c
d
e

Sources of reinsurance business*

a	Marsh (including Guy Carpenter)	25%
b	Aon	22%
c	Willis	22%
d	Benfield	13%
e	Other	18%


a
b
c

Risk exposure*

a	Property	51%
b	Casualty	46%
c	Other Specialty	3%


def
a
b
c

Geographic spread of business*

a	U.S.	62%
b	Worldwide	24%
c	Europe	10%
d	Japan	1%
e	Canada	1%
f	Other	2%

*prior to deposit accounting adjustments

the major retail brokers. In contrast, our U.K. underwriters focus on regional brokerage firms to target accounts with desirable risk characteristics for our U.K. direct property line. Our insurance business benefits from long term relationships with clients and wholesale brokerage firms.

Within our reinsurance business segment, we work closely with our intermediaries to provide us with cost effective and efficient access to business opportunities. We build strong, long term relationships with our clients and develop a thorough understanding of their business goals and objectives. This knowledge provides us with greater insight into the risks we take, enabling us to better serve our clients while making more informed and thoughtful underwriting decisions. In the United States, we also utilize non-traditional sources of reinsurance business to enable us to develop opportunities within segments of the industry that may be underserved by the market.

As our business continues to develop and evolve, we continually seek out new and innovative ways to identify potentially attractive opportunities and analyze risk. We remain committed to differentiating ourselves from our competitors through specialized knowledge, superior analytics and a keen focus on our clients' needs, thereby increasing value for our stakeholders.


a
b

Segment distribution*		
a	Reinsurance	68%
b	Insurance	32%


a
b
c
d
e

Insurance lines of business		
a	Property	30%
b	Casualty	22%
c	Healthcare liability	19%
d	Workers compensation	16%
e	Professional lines	13%


a
b
c
d
e
f
g

Reinsurance lines of business*		
a	Casualty	29%
b	Property	23%
c	Catastrophe	21%
d	Agriculture	8%
e	Marine	8%
f	Aerospace	6%
g	Surety and other specialty	5%

*prior to deposit accounting adjustments

Insurance:

- **Property** – insurance against large value commercial risks and difference in conditions coverage for various segments in the global insurance market
- **Casualty** – insurance against third party liabilities of clients ranging from sophisticated Fortune 1000 companies to middle market companies at smaller attachment points
- **Healthcare liability** – insurance providing excess hospital medical professional and other third party liability coverage for non profit & for profit hospitals, academic medical centers and integrated healthcare delivery systems
- **Workers' compensation** – insurance for employees injured or disabled in connection with their work, currently focused on small accounts in California
- **Professional lines** – insurance against directors' and officers' liability, errors and omissions liability, employment practices liability and pension trust liability

Reinsurance:

- **Casualty** – reinsurance of automobile liability, professional liability, directors' and officers' liability, umbrella liability and workers' compensation insurance
- **Property** – proportional and excess of loss reinsurance of personal lines and commercial exposures
- **Catastrophe** – reinsurance for catastrophic perils on a treaty basis for events such as hurricanes, typhoons, earthquakes, floods, tornados, hail and fire, as well as workers' compensation catastrophes
- **Agriculture** – reinsurance of multiple peril, hail and named peril covers, as well as customized covers to provide protection from yield or price risk
- **Marine** – proportional and non-proportional reinsurance of bluewater hull, brownwater hull and cargo insurance business
- **Aerospace** – reinsurance of aviation and space businesses, including hull, aircraft liability and aircraft products coverages. The space business includes satellite launch and in-orbit coverage
- **Surety and other specialty** – contract and commercial surety reinsurance, on both a proportional and excess of loss basis, as well as personal accident and terrorism

ATTRACTINGSELECTINGSERVICINGMANAGING

selecting risk

Selecting Risk

Since Endurance's inception, our focus has been to underwrite selectively, choosing specific risks and portfolios of risks that we believe will outperform the average return within each applicable line of business in any given year. By carefully choosing insureds and ceding companies, we endeavor to build a portfolio of risks that have limited correlation with one another. Through judicious underwriting, Endurance's goal is to reduce the volatility of our overall performance, stabilize our premium flow and more efficiently use our capital. Consequently, we are able to provide the protection our clients require while optimizing shareholder returns.

Our approach to risk selection is highly technical, driven by extensive data which is analyzed by our professional underwriting, actuarial, claims and risk modeling teams.

Through thorough analysis of data and sound underwriting judgment, we are well positioned to understand and model exposures, thereby selecting optimal risks for our business.

Through thorough analysis of data and sound underwriting judgment, we are well positioned to understand and model exposures, thereby selecting optimal risks for our business. Once a risk is determined to be acceptable standing on its own, we model it alongside all other risks within Endurance's portfolio using our proprietary software, to determine how it correlates with our current portfolio of risks. This results in a more balanced overall book of business.

Risk selection is a team effort at Endurance. Our underwriters work hand in hand with our pricing actuaries, claims and contract management professionals and risk modelers when



reviewing prospective business to ensure that risk selection decisions are based on the best analytics and experience available. In addition, our claims and legal groups are in constant communication with our underwriters to provide timely feedback on broader market conditions and trends.

Actuarial and Risk Management pictured left to right: Tony Jordan, Chief Actuary, Endurance Worldwide; Lester Pun, Vice President, Actuary; Stephanie Lee, Asst. Vice President, Property Catastrophe Modeling; Chandu Patel, Senior Vice President, Chief Reserving Actuary

We believe the combination of our disciplined, technical underwriting approach, the power of a diversified book of business, our portfolio approach to risk selection and the significant experience of our underwriters and pricing specialists enable us to assess and price risk at a level equaled by few in the insurance and reinsurance industry.

ATTRACTINGSELECTINGSERVICINGMANAGING

servicing clients

4:

Servicing Clients

In each of our business lines, we seek industry leading positions, not based on size or price, but on our insight, analysis and client service.

We believe that our specialized knowledge and relationships, combined with exceptional analytic capabilities and sophisticated technical models, offer unique advantages to our clients. In each of our business lines, we seek industry leading positions, not based on size or price, but on our insight, analysis and client service.

We seek to build customer loyalty through our commitment to business relationships based upon a shared appreciation for excellence. Our underwriting, pricing, reserving, contract management and claims teams work closely together to provide accurate, responsive, high-quality service to our clients.

We hire people with a passion for our business, who are focused on specialty lines of insurance and reinsurance. Our professionals have developed a deep understanding of our clients' needs, the unique characteristics of the risks they seek



to insure or reinsure and the distinct underwriting cycles in each of our business lines. Working together with our clients, we leverage our knowledge, talent and experience to provide guidance on better risk management, to develop new products to meet their needs and to provide industry benchmarks and best practices. As a result, initiatives such as our risk mitigation recognition program, implemented in our Healthcare Liability business line, and innovative yield risk transfer products, created by our Agricultural Reinsurance team, reward both our clients and Endurance by identifying and rewarding unique methods for managing risk.

We have made significant investments in technology and infrastructure to support our disciplined approach to client service. We utilize state of the art systems to better assess our

Claims pictured left to right:
Margaret Sawyer, Senior Claims Technician;
Vincent Eckles, Vice President, Claims;
John D. O'Connor, Senior Vice President, Senior Claims Counsel, ERCA;
Tedina Wolffe, Claims Service Manager



Endurance in Action – providing consultative risk management services to our clients

Endurance's client, a not-for-profit organization with operations across the United States, had a desire to improve its insurance purchasing program to improve its efficiency and reduce its cost. Working with our client, we were able to provide advisory services that enabled them to better manage their risk profile and maximize the value imbedded in the excess casualty insurance they purchase from Endurance. A cross-functional team including professionals from our claims, actuarial and underwriting disciplines worked with the client's risk managers to optimize their self-insured retention and insurance coverages based on our analysis of their exposure and claims history. Through scenario modeling and accurate pricing, we were able to not only minimize the cost of their first layer excess insurance, but also the cost of their overall insurance program.

Endurance also assisted the client to arrange alternative financing to reduce premiums for their working layer coverage. Other consultative services included proposing procedures and practices that have resulted in reduced exposures and predetermining resolutions for potential claims issues at the time of policy inception. When claims arose, we included client representation in our investigations and site inspections so that they fully understood the basis for our reserves.

The resulting partnership between Endurance and this client exemplifies the value that Endurance's specialized teams and analytic approach can offer beyond the provision of a basic insurance or reinsurance product.



clients' risks and respond to their needs, from designing more effective risk management programs to providing timely claims management and payment. To provide value added analysis capabilities to our clients, we incorporate their data and analysis needs as well as our own as we design analytic models.

Business Services pictured left to right: Debby Brown, Reinsurance Team Leader; Rory Burke, Vice President, Head of Business Services, ERCA; Hanna Hill, Asst. Vice President, Reinsurance Accounting

Our specialized teams of insurance and reinsurance professionals, equipped with state of the art technology and driven by our desire to provide the best possible service to our clients, help make Endurance a leader in the businesses in which we operate.

ATTRACTING SELECTING SERVING MANAGING

managing capital

5

> Endurance's careful attention to the risk and return characteristics of our underwriting portfolio allows us to manage our capital in the most efficient manner possible.


250
200
150
100
50
0
2002
2003
2004
2005
2006

Investment income
U.S.$m

Managing Capital

Since inception, Endurance has balanced the risk we have assumed with the level of capital needed to support that risk. Our twin goals are to ensure that Endurance is a sound counterparty risk for our trading partners, while maximizing the potential return on capital for our shareholders. As a result, active capital management in relation to the level of risk we have assumed has been a critical discipline worthy of significant management focus and expertise.

Unlike the majority of our industry peers, we monitor our portfolio of risk exposures through the aggregation of each risk we underwrite and actively assess the financial performance of our portfolio based upon a variety of probabilistic scenarios. Endurance's careful attention to the risk and return characteristics of our underwriting portfolio allows us to manage our capital in the most efficient manner possible.



Investments and Investor Relations pictured left to right:
Scott Cichalski, Asst. Vice President, Investments;
Gregory Schroeter, Vice President, Investor Relations and Corporate Development;
Lothar Crofton, Vice President, Quantitative Specialist

We ended 2006 with total capitalization (equity and debt) of $2.7 billion compared to capitalization of $1.2 billion at inception five years ago. Endurance's capital growth is even more impressive, given that we have returned $473 million to common shareholders through share repurchases ($274 million) and dividends ($199 million) over the past five years.

Our capital structure remains very efficient with $2.1 billion of common equity, $200 million of preferred stock and approximately $450 million of long-term debt. As of year end, our leverage ratio (debt divided by total capital) was 16.3%. We also maintain lines of credit to provide access to working capital, if needed, in addition to our outstanding long term debt.

ICINGMANAGING ATTRACTIN


17.5%
5.0%
Investment Leverage 1.48x
12.5%
Operating Leverage .82x
20.2%
7.0%
Investment Leverage 1.87x
13.2%
Operating Leverage 0.93x
10.2%
Investment Leverage 2.53x
(22.9)%
Operating Leverage 0.98x
(12.7)%
29.8%
13.7%
Investment Leverage 2.80x
16.1%
Operating Leverage 0.87x
2003
2004
2005
2006

ROAE components (implied, pre-tax)
- ROAE from investment activity
- ROAE from underwriting activity

The changing market environment, coupled with increased storm volatility assumptions by industry catastrophe modelers and rating agencies, created new industry challenges. Highlighting Endurance's integrated risk and capital management discipline, we acquired $235 million of multi-year, collateralized catastrophe reinsurance protection. This reinsurance includes protection for hurricanes in the Northeast, Gulf coast and other inland states; California earthquakes; and a second catastrophic event. This unique reinsurance securitization transaction was an innovative means of financing our risk based capital requirements in the most efficient manner possible while preserving our financial counterparty strength and maximizing potential returns for our shareholders.


h
g
f
e
d
c
b
a

Investments and cash by category

a	Mortgage-backed securities	37.9%
b	U.S. government and agencies	15.9%
c	Corporate securities	15.8%
d	Asset-backed securities	11.5%
e	Cash and equivalents	9.9%
f	Investments in other ventures	4.6%
g	Foreign government	4.3%
h	Municipals	0.1%


e f g
h
a
b
c
d

Investments by ratings

a	U.S. government and agencies	17.6%
b	AAA/Aaa	62.8%
c	AA/Aa	5.9%
d	A/A	7.2%
e	BBB	0.1%
f	Below BBB	1.2%
g	Not rated	0.1%
h	Investments in other ventures	5.1%



Finance pictured left to right:
Greg Garside, Vice President, Controller;
William Babcock, Chief Accounting Officer; Scott Kirk, Financial Controller

Ratings	A.M. Best	Moody's	Standard & Poor's
Endurance Specialty Holdings Ltd.			
Senior Unsecured Debt	bbb-	Baa1	BBB+
Subordinated Debt	bb+	Baa2	BBB-
Junior Subordinated Debt	–	–	BBB-
Preferred Stock	bb	Baa3	BBB-
Endurance Holdings Capital Trust I	–	Baa2	–
Endurance Holdings Capital Trust II	–	Baa2	–
Endurance Specialty Holdings Ltd. Group Financial Strength	A-	A2	A

financials

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's consolidated financial statements and related notes included elsewhere in this Annual Report.

Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to the Company's plans and strategy for its business, includes forward-looking statements that involve risk and uncertainties. Please see the "Cautionary Statement Regarding Forward-Looking Statements" in the Company's Annual Report on Form 10-K, for more information on factors that could cause actual results to differ materially from the results described in or implied by any forward-looking statements contained in this discussion and analysis. You should review the "Risk Factors" set forth in the Company's Annual Report on Form 10-K, for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained herein.

Overview

Endurance Specialty Holdings Ltd. ("Endurance Holdings") was organized as a Bermuda holding company on June 27, 2002. Endurance Holdings has five wholly-owned operating subsidiaries: Endurance Specialty Insurance Ltd. ("Endurance Bermuda"), domiciled in Bermuda; Endurance Worldwide Insurance Limited ("Endurance U.K."), domiciled in England; Endurance Reinsurance Corporation of America ("Endurance U.S. Reinsurance") domiciled in New York, Endurance American Insurance Company ("Endurance American"), domiciled in Delaware and Endurance American Specialty Insurance Company ("Endurance American Specialty"), domiciled in Delaware. Endurance Holdings and its wholly-owned subsidiaries are collectively referred to in this discussion and analysis as the "Company" and Endurance American and Endurance American Specialty are collectively referred to in this discussion and analysis as "Endurance U.S. Insurance."

The Company writes specialty lines of property and casualty insurance and reinsurance on a global basis, and seeks to create a portfolio of specialty lines of business that are profitable and have limited correlation with one another. The Company's portfolio of specialty lines of business is organized into two business segments, Insurance and Reinsurance.

In the Insurance business segment, the Company writes property, casualty, healthcare liability, workers' compensation and professional lines insurance. In the Reinsurance business segment, the Company writes casualty, property, catastrophe, agriculture, marine, aerospace and surety and other specialty reinsurance.

The Company's Insurance and Reinsurance business segments both include property related coverages which provide insurance or reinsurance of an insurable interest in tangible property for property loss, damage or loss of use. The Company writes property insurance and reinsurance through its property insurance, catastrophe reinsurance, property reinsurance, agriculture reinsurance, marine reinsurance, aerospace reinsurance and surety and other specialty reinsurance business lines.

In addition, the Company's Insurance and Reinsurance business segments include various casualty insurance and reinsurance coverages, which are primarily concerned with the losses caused by injuries to third parties, i.e., not the insured, or to property owned by third parties and the legal liability imposed on the insured resulting from such injuries. Casualty insurance and reinsurance includes general liability, automobile liability, professional liability, employers' liability, workers' compensation, directors' and officers' liability, personal liability and aviation liability. The Company writes casualty insurance and reinsurance through its casualty insurance, professional lines insurance, healthcare liability insurance, workers' compensation insurance, casualty reinsurance, marine reinsurance, aerospace reinsurance and surety and other specialty reinsurance lines of business.

Business and Accounting Factors

The Company's results of operations are affected by the following business and accounting factors:

Revenues – The Company derives its revenues primarily from premiums from its insurance policies and reinsurance contracts. The premiums the Company charges for the risks assumed are priced based on many assumptions and are a function of the amount and type of policies and contracts the Company writes as well as prevailing market prices. The Company prices these risks before its ultimate costs are known, which may extend many years into the future.

The Company's revenues also include income generated from its investment portfolio. The Company's investment portfolio is comprised primarily of fixed maturity investments that are held as available for sale. In accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), these investments are carried at fair market value and unrealized gains and losses on the Company's investments are excluded from earnings. These unrealized gains and losses are included on the Company's balance sheet in accumulated other comprehensive income as a separate component of shareholders' equity.

Expenses – The Company's expenses consist primarily of losses and loss expenses, acquisition expenses and general and administrative expenses. Losses and loss expenses are estimated by management and reflect its best estimate of ultimate losses and loss adjustment costs arising during the current reporting period and revisions of prior period estimates. The Company records losses and loss expenses based on an actuarial analysis of the estimated losses the Company expects to be reported on policies and contracts written. The ultimate losses and loss expenses will depend on the actual costs to settle claims. Acquisition expenses consist principally of commissions and brokerage expenses that are typically a percentage of the premiums on insurance policies or reinsurance contracts written. General and administrative expenses consist primarily of personnel expenses and general operating expenses. Interest expense and amortization of intangible assets are disclosed separately from general and administrative expenses.

Marketplace Conditions and Trends – As a result of the high level of property losses incurred by the industry in 2005, the Company experienced rising rates in its property insurance and reinsurance business lines in 2006, especially in catastrophe exposed areas. The Company expects to experience increased competition in certain catastrophe-exposed segments of its business. This increased competition is expected to emerge as a result of the increased levels of capital held by companies, along with reductions in demand for insurance and reinsurance in certain catastrophe exposed markets. This shift has the potential to produce a mismatch between the supply and demand for insurance and reinsurance products and may result in price reductions for some of our products.

The Company believes operating conditions in the casualty insurance and reinsurance marketplace continued to be generally favorable during 2006. Although competition has increased for casualty related business, the Company continues to see the opportunity to provide needed underwriting capacity at what the Company believes are sustainable rates in conjunction with appropriate terms and conditions.

At this time, the Company cannot predict with any reasonable certainty whether and to what extent current marketplace conditions and trends will persist in the future.

Critical Accounting Estimates

The Company's consolidated financial statements contain certain amounts that are inherently subjective in nature and require management to make assumptions and best estimates to determine the reported values and related disclosures. Management considers an accounting estimate to be critical if:

- it requires assumptions to be made that were uncertain at the time the estimate was made; and
- changes in the estimate or different estimates that could have been selected could have a material impact on the Company's consolidated results of operations or financial condition.

If factors such as those described in the "Risk Factors" section in the Company's Annual Report on Form 10-K cause actual events or results to differ materially from management's underlying assumptions or estimates, there could be a material adverse effect on the Company's results of operations and financial condition and liquidity.

Management believes that the following critical accounting policies affect significant estimates used in the preparation of its consolidated financial statements.

Premiums – The Company's insurance premiums are earned pro rata over the terms of the applicable risk period specified in the insurance policy. The Company's insurance policies are written on a losses occurring or claims made basis during the term of the policy, typically 12 months. Generally, the Company receives a fixed premium which is identified in the policy and is recorded on the inception date of the contract and earned evenly over the policy term. This premium will only adjust if the underlying insured basis adjusts. Accordingly, we monitor the underlying insured basis and record additional or return premiums in the period in which amounts are reasonably determinable. Insurance premiums written accounted for 32%, 25% and 21% of the Company's gross premiums written during the years ended December 31, 2006, 2005 and 2004, respectively.

The Company's reinsurance premiums are earned pro rata over the terms of the applicable risk period established in the reinsurance contract. Reinsurance contracts written on a losses occurring basis cover losses which occur during the term of the reinsurance contract, typically 12 months. Accordingly, the Company earns the premium evenly over the reinsurance contract term. Losses occurring reinsurance contracts accounted for approximately 33%, 33% and 33% of the Company's gross premiums written during the years ended December 31, 2006, 2005 and 2004, respectively. Reinsurance contracts written on a policies attaching basis cover losses from the underlying insurance policies incepting during the terms of the contracts. Losses under a policies attaching reinsurance contract may occur after the end date of the reinsurance contract, so long as they are losses from policies which began during the contract period.

The Company typically earns the premiums for policies attaching reinsurance contracts over a 24 month period rather than the traditional 12 month period for losses occurring reinsurance contracts to reflect the extension of the risk period past the term of the contract. Policies attaching reinsurance contracts accounted for approximately 35%, 42% and 46% of the Company's gross premiums written during the years ended December 31, 2006, 2005 and 2004, respectively.

In addition to determining the applicable risk period, the Company determines how to record its reinsurance premiums based on the type of reinsurance contracts underwritten. For excess of loss reinsurance contracts, the deposit premium, as defined in the contract, is generally considered to be the best estimate of the reinsurance contract's written premium at inception. The Company earns reinstatement premiums upon the occurrence of a loss under the reinsurance contract. Reinstatement premiums are calculated in accordance with the contract terms based upon the ultimate loss estimate associated with each contract. Excess of loss reinsurance contracts accounted for approximately 36%, 39% and 31% of the Company's gross premiums written during the years ended December 31, 2006, 2005 and 2004, respectively. For proportional reinsurance contracts, the Company estimates premium, commissions and related expenses based on ceding company estimates. In addition to ceding company estimates, the Company also utilizes its judgment in establishing proportional reinsurance contract premium estimates after considering the following factors:

- the ceding company's historical premium versus projected premium;
- the ceding company's history of providing accurate estimate;
- anticipated changes in the marketplace and the ceding company's competitive position therein;
- reported premiums to date; and
- correspondence and communication between the Company and its brokers, intermediaries and ceding companies.

Proportional reinsurance contracts accounted for approximately 32%, 36% and 48% of the Company's gross premiums written during the years ended December 31, 2006, 2005 and 2004, respectively.

Premiums on the Company's excess of loss and proportional reinsurance contracts are estimated by management at the time the business is underwritten. Accordingly, this is the amount the Company records as written premium in the period the contracts incept. As actual premiums are reported by the ceding companies, management evaluates the appropriateness of the original premium estimates and any adjustment to these estimates is recorded in the period in which it becomes known. The Company has not historically experienced material adjustments to its initial premium estimates for its excess of loss reinsurance contracts. For proportional contracts, as is customary in the reinsurance market, there is a time lag from the point when premium and related commission and expense activity is recorded by a ceding company to the point when such information is reported by the ceding company to the Company, either directly or through a reinsurance intermediary. This time lag can vary from one to several months or calendar quarters. In addition, uncertainty in premium estimates arises due to changes in renewal rates or rate of new business acceptances by the cedant insurance companies and changes in the rates being charged by cedants. Changes to original premium estimates for proportional contracts could be material and such adjustments may directly and significantly impact earnings in the period they are determined because the subject premium may be fully or substantially earned.

The Company's limited historical experience has shown that estimated premiums from proportional contracts have varied and have been adjusted by up to approximately 10%, although larger variations, both positive and negative, are possible as a result of changes in one or more of the premium assumptions as noted above. A 10% variation in the Company's proportional premiums receivable, net as of December 31, 2006, after considering the related expected losses and loss expenses, acquisition expenses and taxes, would result in an impact of approximately $9 million on the Company's net income (loss).

The following summarizes the Company's net proportional premium estimates included within premiums receivable, net on the Company's Audited Consolidated Balance Sheet as of December 31, 2006:

Classes of coverages (U.S dollars in thousands)	Casualty	Property	Agriculture	Aerospace	Other	Total
Proportional premiums receivable, net	$94,900	$118,600	$82,600	$43,800	$31,000	$370,900

A portion of the Company's assumed proportional reinsurance agreements contain occurrence limitations or loss sensitive provisions, such as adjustable or sliding scale commissions, that may impact the ultimate amounts paid to or received from ceding companies based on loss experience. In some loss scenarios, these features would result in the ceding company's results not being proportional to the Company's results from the proportional agreement, and such differences may be meaningful. The Company evaluates these contracts on an individual basis in accordance with the provisions of Statement of Financial Accounting Standards No. 113 – "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" ("SFAS No. 113").

For the year ended December 31, 2006, the Company entered into a small number of reinsurance contracts that did not fall within the criteria for reinsurance accounting under SFAS No. 113. The Company has accounted for these contracts by the deposit method of accounting specified by Statement of Position 98-7– "Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk." Consequently, these contracts were accounted for as contracts which either transfer only significant timing risk or transfer only significant underwriting risk. The determination of the appropriate method of accounting for these contracts requires significant judgment and analysis, particularly with respect to assumptions about the variability and likelihood of potential future losses. Under the deposit method of accounting, revenues and expenses from reinsurance contracts are not recognized as written premium and incurred losses. Instead, income or loss associated with contracts determined to transfer only significant timing risk is recognized as a component of net other underwriting income (loss) over the estimated claim settlement period while income or loss associated with contracts determined to transfer only significant underwriting risk is recognized as net other underwriting income (loss) over the contract risk period.

Although management has determined that accounting for these contracts as deposits is the most appropriate treatment, the Company considers the risk of loss resulting from any one of these contracts to be more than remote, and such loss could be material. For the years ended December 31, 2006, 2005 and 2004, the Company recorded deposit accounting adjustments to gross premiums written of $159.0 million, $143.3 million and $Nil, respectively, associated with contracts not qualifying for reinsurance accounting treatment as noted above.

Reserve for Losses and Loss Expenses – The Company's reserve for losses and loss expenses includes case reserves and reserves for losses incurred but not reported (referred to as "IBNR reserves"). Case reserves are established for losses that have been reported to us, but not yet paid. IBNR reserves represent the estimated ultimate cost of events or conditions that have not been reported to or specifically identified by the Company, but have occurred. Case reserves and IBNR reserves are established by management based on reports from reinsurance intermediaries, ceding companies and insureds and consultations with independent legal counsel. In addition, IBNR reserves are established by management based on reported losses and loss expenses and actuarially determined estimates of ultimate losses and loss expenses.

Under U.S. GAAP, the Company is not permitted to establish loss reserves until the occurrence of an actual loss event. Once such an event occurs, the Company establishes reserves based upon estimates of total losses incurred by the ceding companies or insureds as a result of the event, its estimate of the potential losses incurred, and its estimate of the portion of such loss the Company has insured or reinsured. As a result, only loss reserves applicable to losses incurred up to the reporting date may be recorded, with no allowance for the provision of a contingency reserve to account for expected future losses. Losses arising from future events will be estimated and recognized at the time the loss is incurred and could be substantial. See "Reserve for Losses and Loss Expenses" below for further discussion.

The Company's loss and loss expense reserves are reviewed regularly, and adjustments, if any, are reflected in earnings in the period in which they become known. The establishment of new loss and loss expense reserves or the adjustment of previously recorded loss and loss expense reserves could result in significant positive or negative changes to the Company's financial condition for any particular period. While we believe that we have made a reasonable estimate of loss and loss expense reserves, the ultimate loss experience may not be as reliably predicted as may be the case with other insurance and reinsurance operations, and it is possible that losses and loss expenses will exceed the total reserve for losses and loss expenses recorded by the Company.

Information Used in Determining the Reserve for Losses and Loss Expenses – In order to estimate the Company's reserve for losses and loss expenses, management uses information either developed from internal or independent external sources, or pricing information created by the Company or provided to the Company by insureds and brokers at the time individual contracts and policies are bound. In addition, we use commercially available risk analysis models, contract by contract review by our underwriting teams and to a limited extent, overall market share assumptions to estimate our loss and loss expense reserves related to specific loss events.

Actuarial Methods Used to Estimate Loss and Loss Expense Reserves – When the applicable information has been obtained, the Company uses a variety of actuarial methods to estimate the ultimate losses and loss expenses incurred by the Company in connection with business it has underwritten and thus, the applicable reserve for losses and loss expenses. One actuarial method used by the Company to estimate its reserve for losses and loss expenses is the expected loss ratio approach, which is based on expected results independent of current loss reporting activity. This approach is typically used for immature loss periods (i.e., the current accident year). Another actuarial method used by the Company to estimate its reserve for losses and loss expenses is known as the Bornheuter-Ferguson method. The Bornheuter-Ferguson method uses an initial loss estimate (expected loss technique) for each underwriting quarter by business line and type of contract. The portion of the initial loss estimate that is the IBNR reserve is then reduced in each subsequent quarter by the losses reported for that business segment during that quarter. Over time, the IBNR reserve will be reduced and will be replaced with the actual losses reported to the Company. Management uses these multiple actuarial methods, supplemented with its own professional judgment, to establish its best estimate of reserves for losses and loss expenses.

The information gathered by the Company and the actuarial analyses performed on the gathered information is used to develop individual point estimates of carried loss and loss expense reserves for each of the Company's business segments and underlying lines of business. These individual point estimates are then aggregated along with actual losses reported to reach the total reserve for losses and loss expenses carried in the Company's consolidated financial statements. All of the Company's loss reserving is currently performed on a point estimate basis. The Company does not utilize range estimation in its loss reserving process.

Since inception, the Company has used reserving methods that are commonly applied when limited loss development experience exists. In order to capture the key dynamics of loss development and expected volatility that may arise within the disclosed amounts for the reserve for losses and loss expenses, the key lines of business within each business segment are aggregated based on their potential expected length of loss emergence. The period over which loss emergence occurs is typically referred to as the tail. The Company has classified its lines of business as either having a "short," "long" or "other" tail pattern. As the Company has accumulated its own loss reserve history, it has determined it is more appropriate to incorporate the Company's actual loss experience. As of 2006, the Company determined that its own loss development history in relation to its short tail and other lines of business had reached a level of maturity sufficient to provide a credible basis on which to estimate its reserve for losses and loss expenses related to these lines of buinsess. As such, the Company's actual reporting patterns were considered when determining the reserve for losses and loss expenses in the short tail and other lines of business in its Reinsurance and Insurance business segments for the year ended December 31, 2006. The Company continues to utilize industry loss and development patterns in the establishment of loss and loss expense reserves for its long tail and certain other lines of business in both its Insurance and Reinsurance business segments.

Significant Assumptions Employed in the Estimation of Loss and Loss Expense Reserves – The most significant assumptions used as of December 31, 2006 to estimate the reserve for losses and loss expenses within the Company's Insurance and Reinsurance business segments are as follows:

1. the information developed from internal and independent external sources can be used to develop meaningful estimates of the likely future performance of business bound by the Company;
2. the loss and exposure information provided by ceding companies, insureds and brokers in support of their submissions can be used to derive meaningful estimates of the likely future performance of business bound with respect to each contract and policy;
3. historic loss development and trend experience is assumed to be indicative of future loss development and trends; and
4. no significant emergence of losses or types of losses that are not represented in the information supplied to the Company by its brokers, ceding companies and insureds will occur.

The above four assumptions most significantly influence the Company's determination of expected loss ratios and related loss reporting patterns that are the key inputs which impact potential variability in the estimate of the reserve for losses and loss expenses and are applicable to each of the Company's business segments. While there can be no assurance that any of the above assumptions will prove to be correct, we believe that these assumptions represent a realistic and appropriate basis for estimating the reserve for losses and loss expenses.

Factors Creating Uncertainty in the Estimation of the Reserve for Losses and Loss Expenses – While management does not at this time include an explicit or implicit provision for uncertainty in its reserve for losses and loss expenses, certain of the Company's business lines are by their nature subject to additional uncertainties, including the Company's casualty, property, catastrophe, aerospace and surety and other specialty lines in the Reinsurance business segment and the Company's casualty and professional lines in the Insurance business segment, which are discussed in detail below. In addition, the Company's Reinsurance business segment is subject to additional factors which add to the uncertainty of estimating loss and loss expense reserves. Time lags in the reporting of losses can also introduce further ambiguity to the process of estimating loss and loss expense reserves.

The aspects of the Company's casualty line in the Reinsurance business segment and the casualty and professional lines in the Insurance business segment that complicate the process of estimating loss reseves include the lack of long-term historical data for losses of the same type intended to be covered by the policies and contracts written by the Company and the expectation that a portion of losses in excess of the Company's attachment levels in many of its contracts will be low in frequency and high in severity, limiting the usefulness of claims experience of other insurers and reinsurers for similar claims. In addition, the portion of the Company's casualty line in its Insurance business segment which is underwritten in Bermuda includes policy forms that vary from more traditional policy forms. The primary difference in the casualty policy form used by Endurance Bermuda from more traditional policy forms relates to the coverage being provided on an occurrence reported basis instead of the typical occurrence or claims-made basis used in traditional policy forms. The occurrence reported policy forms typically cover occurrences causing unexpected and unintended personal injury or property damage to third parties arising from events or conditions that commence at or subsequent to an inception date, and prior to the expiration of the policy provided that proper notice is given during the term of the policy or the discovery period.

The inherent uncertainty of estimating the Company's loss and loss expense reserves for its Reinsurance business segment increases principally due to

(i) the lag in time between the time claims are reported to the ceding company and the time they are reported through one or more reinsurance broker intermediaries to the Company,
(ii) the differing reserving practices among ceding companies,
(iii) the diversity of loss development patterns among different types of reinsurance treaties or contracts, and
(iv) the Company's need to rely on its ceding companies for loss information.

In order to verify the accuracy and completeness of the information provided to the Company by its ceding company counterparties, the Company's underwriters, actuaries, accounting and claims personnel perform claims and underwriting reviews of the Company's ceding companies. Any material findings are communicated to the ceding companies and utilized in the establishment or revision of the Company's case reserves and related IBNR reserve. On occasion, the Company's reviews reveal that the ceding company's reported losses and loss expenses do not comport with the terms of the contract with the Company. In such events, the Company strives to resolve the outstanding differences in an amicable fashion. The large majority of such differences are resolved in this manner. In the infrequent instance where an amicable solution is not feasible, the Company's policy is to vigorously defend its position in litigation or arbitration. As of December 31, 2006, the Company was not involved in any material claims litigation or arbitration proceedings.

Due to the large volume of potential transactions that must be recorded in the insurance and reinsurance industry, backlogs in the recording of the Company's business activities can also impair the accuracy of its loss and loss expense reserve estimates. As of December 31, 2006, there were no significant backlogs related to the processing of policy or contract information in the Company's Insurance or Reinsurance business segments.

The Company assumes in its loss and loss expense reserving process that, on average, the time periods between the recording of expected losses and the reporting of actual losses are predictable when measured in the aggregate and over time. The time period over which all losses are expected to be reported to the Company varies significantly by line of business. This period can range from a few quarters for some lines, such as catastrophe, to many years for some casualty lines of business. For the Company's Reinsurance buisness segment, due to ceding company and reinsurance intermediary reporting frequency, the time period is generally longer than for its Insurance business segment, resulting in a reliance by the Company for a longer period of time on its actuarial estimates of loss and loss expense reserves. To the extent that actual reported losses are reported more quickly than expected, the Company may adjust upward its estimate of ultimate loss and to the extent that actual reported losses are reported more slowly than expected, the Company may reduce its estimate of ultimate loss.

Potential Volatility in the Reserve for Losses and Loss Expenses – In addition to the factors creating uncertainty in the Company's estimate of loss and loss expense reserves, the Company's estimated reserve for losses and loss expenses can change over time because of unexpected changes in the external environment.

Potential changing external factors include:

- changes in the inflation rate for goods and services related to the covered damages;
- changes in the general economic environment that could cause unanticipated changes in claim frequency or severity;
- changes in the litigation environment regarding the representation of plaintiffs and potential plaintiffs;
- changes in the judicial and/or arbitration environment regarding the interpretation of policy and contract provisions relating to the determination of coverage and/or the amount of damages awarded for certain types of claims;
- changes in the social environment regarding the general attitude of juries in the determination of liability and damages;
- changes in the legislative environment regarding the definition of damages;
- new types of injuries caused by new types of injurious activities or exposures; and
- in the case of assumed reinsurance, changes in ceding company case reserving and reporting patterns.

The Company's estimates of reserves for losses and loss expenses can also change over time because of changes in internal company operations. Potential changing internal factors include:

- alterations in claims handling procedures;
- growth in new lines of business where exposure and loss development patterns are not well established; or
- changes in the quality of risk selection or pricing in the underwriting process.

Due to the inherent complexity of the assumptions used in establishing the Company's loss and loss expense reserve estimates, final claim settlements made by the Company may vary significantly from the present estimates, particularly when those settlements may not occur until well into the future. For an illustration of the effect of a 10% change in the Company's two key inputs used in determining its loss and loss expense reserves – the expected loss ratio and the speed of the loss reporting pattern – please see "Reserve for Losses and Loss Expenses" below.

Investments – The Company currently classifies all of its fixed maturity investments and short-term investments as "available for sale" and, accordingly, they are carried at estimated fair value. The fair value of fixed maturity securities is estimated using quoted market prices or dealer quotes. Investments in other ventures are accounted for using the equity method of accounting whereby the initial investment is recorded at cost. The carrying amounts of these investments are increased or decreased to reflect the Company's share of income or loss, which is included in net investment income, and are decreased for dividends.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and Financial Statement of Position ("FSP") 115-1 and 124-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments," the Company periodically reviews its investments to determine whether a decline in the fair value below the amortized cost basis is other-than-temporary. If such a decline in the fair value is judged to be other-than-temporary, the Company would write-down the investment to fair value, thereby establishing a new cost basis. The amount of the write-down is charged to income as a realized loss. The new cost basis is not changed for subsequent recoveries in fair value.

Deferred Tax Assets – We provide for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" for Endurance Reinsurance, Endurance U.S. Insurance and Endurance U.K., which are our subsidiaries operating in income tax paying jurisdictions. Our deferred tax assets and liabilities primarily result from the net tax effect of temporary differences between the amounts recorded in our Audited Consolidated Financial Statements and the tax basis of our assets and liabilities. We determine deferred tax assets and liabilities separately for each tax-paying component in each tax jurisdiction.

At each balance sheet date, management assesses the need to establish a valuation allowance that reduces deferred tax assets when it is more likely than not that all, or some portion, of the deferred tax asset will not be realized. The valuation allowance is based on all available information including projections of future taxable income from each tax-paying component in each tax jurisdiction and available tax planning strategies. Estimates of future taxable income incorporate several assumptions that may differ from actual experience. Differences in our assumptions and resulting estimates could be material and have an adverse impact on our financial results of operations and liquidity. Any such differences are recorded in the period in which they become known.

Reclassifications – Certain comparative information has been reclassified to conform to current year presentation.

Recent Accounting Pronouncements – See note 2(q), "Summary of Significant Accounting Policies – Recent Accounting Pronouncements," of the notes accompanying our consolidated financial statements.

Results of operations

Years Ended December 31, 2006, 2005 and 2004

The following is a discussion and analysis of the Company's consolidated results of operations for the years ended December 31, 2006, 2005 and 2004.

(U.S dollars in thousands)	2006	2005	2004
Revenues			
Gross premiums written	$ 1,789,642	$ 1,668,877	$ 1,711,357
Ceded premiums written	(204,078)	(49,528)	(14,337)
Net premiums written	1,585,564	1,619,349	1,697,020
Net premiums earned	1,638,574	1,723,694	1,632,600
Other underwriting income (loss)	1,390	(4,818)	–
Total revenues	1,639,964	1,718,876	1,632,600
Expenses			
Net Losses and loss expenses	827,630	1,650,943	937,330
Acquisition expenses	317,489	331,309	329,784
General and administrative expenses	190,373	146,419	133,725
Total expenses	1,335,492	2,128,671	1,400,839
Net investment income	257,449	180,451	122,059
Net foreign exchange gains (losses)	21,021	(5,140)	(214)
Net realized investments (losses) gains	(20,342)	(8,244)	6,130
Amortization of intangibles	(4,600)	(4,694)	(3,990)
Interest expense	(30,041)	(24,210)	(9,959)
Income tax (expense) benefit	(29,833)	51,148	9,797
Net income (loss)	$ 498,126	$ (220,484)	$ 355,584
Ratios			
Net Loss ratio	50.5%	95.8%	57.4%
Acquisition expense ratio	19.4%	19.2%	20.2%
General and administrative expense ratio	11.6%	8.5%	8.2%
Combined ratio	81.5%	123.5%	85.8%

Premiums – Gross premiums written increased in 2006 compared to 2005 primarily from growth in the Company's specialized lines of business such as workers' compensation and agriculture in the Insurance and Reinsurance business segments, respectively. The Company was also able to take advantage of significant price increases in its catastrophe exposed lines of business while decreasing the overall aggregate exposures from specific loss events. Offsetting these increases in gross premiums written, was a decline in 2006 compared to 2005 in the property and aerospace lines of business of the Reinsurance business segment, driven by nonrenewals of certain underperforming property treaties and the loss of a large aviation contract previously acquired by the Company. Gross premiums written in 2005 decreased compared to 2004 due to the exclusion of $143.3 million of premiums accounted for as deposits in 2005. Including these deposit premiums, 2005 total premiums increased compared to 2004 due to $46.1 million of reinstatement premiums written and earned as a result of Hurricanes Katrina, Rita and Wilma (the "2005 Hurricanes") and growth in the Company's Insurance business segment as a result of the establishment and expansion of its U.S. based property and casualty lines of business.

Ceded premiums written continued to increase in 2006 from 2005 and 2004 as the Company expanded its risk management strategy to encompass the use of more reinsurance to manage its aggregate exposures. During 2006, the Company purchased additional reinsurance in relation to its expanding Insurance business segment because of growth within its U.S. insurance operations. In addition, Endurance Bermuda entered into collateralized catastrophe reinsurance agreements, resulting in approximately $39 million of additional ceded premiums written in 2006. These additional purchases of reinsurance were made to strategically manage the Company's overall risk exposures and to enhance the Company's ability to withstand extreme earthquake and windstorm losses. Please see the "Significant Transactions and Events" and "Ceded Reinsurance" sections for additional information.

Excluding the $46.1 million of reinstatement premiums in 2005 that were related to the 2005 Hurricanes, net premiums earned in 2006 were relatively consistent with 2005 and 2004.

The following table provides the geographic distribution of gross premiums written by the geographic location in which the risk originated for the years ended December 31, 2006, 2005 and 2004:

(U.S. dollars in thousands)	2006	2005	2004
United States	$ 1,217,321	$ 1,032,511	$ 981,642
Worldwide	462,731	479,522	432,379
Europe	186,704	170,840	157,424
Japan	19,505	22,014	28,006
Canada	15,087	21,886	23,539
Other	47,286	85,395	88,367
Deposit accounting[1]	(158,992)	(143,291)	–
Total gross premiums written	$ 1,789,642	$ 1,668,877	$ 1,711,357

[1]Reconciles the Company's gross premiums written to the Company's financial statement presentation.

Net Investment Income – Net investment income increased in 2006 compared to 2005 and 2004 principally due to an 11.3% increase in cash and cash equivalents and investments over 2005 and a 40.0% increase in cash and cash equivalents and investments over 2004, an increase in book yield resulting from rising interest rates from 2004 and 2005 to 2006, as well as, strong performance of our alternative investments. The increase in cash and cash equivalents and investments since 2004 resulted from positive net operating cash flows in 2006 and 2005 and from additional capital raised in 2005. Investment expenses, including investment management fees, for 2006 were $8.2 million compared to $6.6 million in 2005 and $3.7 million in 2004.

The net earned yield (which is the actual net earned income from the investment portfolio after adjusting for expenses and accretion and amortization from the purchase price divided by the average book value of assets), total return of the investment portfolio (which includes realized and unrealized gains and losses), market yield and portfolio duration for the years ended December 31, 2006, 2005 and 2004 were as follows:

	2006	2005	2004
Net earned yield	4.88%	4.04%	3.71%
Total return on investment portfolio	5.58%	2.07%	3.59%
Market yield	5.33%	4.93%	3.63%
Portfolio duration[1]	2.44	2.72	2.77

[1] Includes only fixed maturity securities.

During 2006, the yield on the benchmark five year U.S. Treasury bond fluctuated within a 96 basis points range, with a high of 5.23% and a low of 4.27%. The Company invested operating cash flows of $674.9 million in 2006 while decreasing U.S. government and agency exposures from prior years and increasing its allocations to spread sectors and investments in other ventures. The duration of the fixed income portfolio has continued to decline for December 31, 2004, 2005 and 2006 in anticipation of rising interest rates. Given the current market conditions of limited additional yield for taking risk, the portfolio continues to maintain a very high average credit quality.

Net Realized Investment Gains (Losses) – Our investment portfolio is actively managed to generate attractive economic returns and income while providing the Company with liquidity. Movements in financial markets and interest rates influence the timing and recognition of net realized investment gains (losses) as the portfolio is adjusted and rebalanced. Proceeds from sales of investments classified as available for sale for December 31, 2006 were $1,819.6 million compared to $2,846.8 million at December 31, 2005. Realized investment gains (losses) for the years ended December 31, 2006, 2005 and 2004 were as follows:

(U.S. dollars in thousands)	2006	2005	2004
Gross realized gains	$ 5,829	$ 8,646	$11,875
Gross realized losses excluding other-than-temporary impairments	(12,807)	(16,890)	(5,745)
Other-than-temporary impairment losses	(13,364)	–	–
Net realized investment (losses) gains	$ (20,342)	$(8,244)	$ 6,130

During 2006, the Company identified fixed maturity securities that were considered to be other-than-temporarily impaired. The unrealized loss position of these fixed maturities was principally a result of changes in the interest rate environment. Consequently, the cost of such securities was written down to fair value, and the Company recognized a realized loss on these securities in the current year. No such similar losses were experienced in 2005 and 2004.

Net Losses and Loss Expenses – The Company's reported net losses and loss expenses are characterized by various factors and are significantly impacted by the occurrence or absence of catastrophic events and subsequent loss emergence related to such events. For 2006 compared to 2005 and 2004, the Company's net loss ratio was favorably impacted by both the absence of major catastrophes and lower than expected loss emergence related to prior periods. For both 2005 and 2004, the Company's net loss ratio was adversely impacted by the damage caused by hurricanes striking the southeastern United States. The Company's combined total gross losses from these storms were $855.9 million and $170.0 million in 2005 and 2004, respectively. Partially offsetting the adverse impact of the hurricanes in 2005 and 2004 was loss emergence related to prior accident years that was lower than expected, which resulted in the reserves held by the Company for those accident years being moderately redundant. During 2006, 2005 and 2004, the Company's previously estimated ultimate losses for prior accident years were reduced by $57.7 million, $162.5 million and $136.7 million, respectively. The overall net reduction in the Company's estimated losses for prior accident years was experienced in the current year, most significantly in the Company's long tail and other business lines.

The Company participates in lines of business where claims may not be reported for many years. Accordingly, management does not believe that reported claims are the only valid means for estimating ultimate obligations. Ultimate losses and loss expenses may differ materially from the amounts recorded in the Company's consolidated financial statements. These estimates are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. As a result of the incorporation of the Company's own loss reporting patterns and loss history related to its short tail business, including catastrophe reinsurance and property insurance and reinsurance business lines, the Company would expect its prior year loss reserve development and adjustments for short tail business to be less than recorded in prior years. Reserve adjustments, if any, are recorded in earnings in the period in which they are determined. The overall loss reserves were established by the Company's actuaries and reflect management's best estimate of ultimate losses. See "Reserve for Losses and Loss Expenses" below for further discussion.

Acquisition Expenses – The acquisition expense ratio for 2006 was consistent with the 2005 ratio. The acquisition expense ratio for 2005 compared to 2004 decreased due to reductions in commissions paid to wholesale brokers within the casualty, professional and healthcare liability lines of the Insurance business segment.

General and Administrative Expenses – The Company's general and administrative expense ratio for 2006 increased as compared to 2005 and 2004 primarily due to the growth and development of the Company's U.S. operations related to the Insurance business segment beginning late in 2005. Management seeks to grow the Company's Insurance business segment in the coming year through continued development of its U.S. insurance operations and other opportunities that may arise. At December 31, 2006, the Company had a total of 481 employees, of which 17.3% of its total work force are employed in the U.S. insurance operations, compared to a total of 379 employees, of which 13.2% were employed in the U.S. insurance operations at December 31, 2005 and a total of 298 employees, none of whom were employed in the U.S. insurance operations at December 31, 2004.

Net Income (Loss) – The Company produced net income of $498.1 million in 2006, compared to a net loss of ($220.5) million in 2005 and net income of $355.6 million in 2004. The increase in net income for 2006 compared to 2005 and 2004 was due to the absence of catastrophic events in 2006, the growth of the Company's premiums, favorable underwriting margins in the Company's catastrophe exposed business lines and strong investment performance.

Underwriting Results by Business Segment
The determination of the Company's business segments is based on the manner in which management monitors the performance of the Company's underwriting operations. During 2006, we established two new global leadership roles within the Company to lead our reinsurance and insurance activities. Following year end, William Jewett was appointed as the President and Chief Executive Officer of our reinsurance business and is responsible for strategy, profitability and underwriting results for our reinsurance business worldwide. This appointment complimented an earlier appointment in 2006 of Michael Fujii to lead our global insurance business. In conjunction with the appointment of Mr. Jewett, Mr. Fujii assumed additional responsibilities as the President and Chief Executive Officer of our insurance operations. In addition, as part of our management realignment, Daniel Izard was appointed Chief Operating Officer of Endurance, assuming global responsibility for operating effectiveness and shared services for all of our subsidiaries. As a result of these shifts in our operating structure and the implementation of certain strategic initiatives during 2006, the Company changed its reportable business segments to reflect the current manner by which its chief operating decision maker views and manages the business. As a result, we now report two business segments – Insurance and Reinsurance. All business segment data for prior reporting periods have been adjusted to reflect the current business segment reporting.

Management measures the Company's results on the basis of the combined ratio, which is obtained by dividing the sum of the losses and loss expenses, acquisition expenses and general and administrative expenses by net premiums earned. The Company's historic combined ratios may not be indicative of future underwriting performance. When purchased within a single line of business, ceded reinsurance and recoveries are accounted for within that line of business. When purchased across multiple lines of business, ceded reinsurance and recoveries are allocated to the lines of business in proportion to the related risks assumed. The Company does not manage its assets by business segment; accordingly, investment income and total assets are not allocated to the individual business segments. General and administrative expenses incurred by business segments are allocated directly. Remaining corporate overhead is allocated based on each business segment's proportional share of gross premiums written.

For internal management reporting purposes, underwriting results by business segment are presented on the basis of applying reinsurance accounting to all reinsurance contracts written.

Insurance
The following table summarizes the underwriting results and associated ratios for the Company's Insurance business segment for the years ended December 31, 2006, 2005 and 2004.

(U.S. dollars in thousands)	2006	2005	2004
Revenues			
Gross premiums written	$ 576,745	$ 421,431	$ 359,702
Ceded premiums written	(160,108)	(33,778)	(2,931)
Net premiums written	416,637	387,653	356,771
Net premiums earned	371,762	364,175	338,401
Expenses			
Net losses and loss expenses	252,310	343,577	193,709
Acquisition expenses	32,528	27,483	36,284
General and administrative expenses	49,524	35,987	33,407
	334,362	407,047	263,400
Underwriting income (loss)	$ 37,400	$ (42,872)	$ 75,001
Ratios			
Net Loss ratio	67.9%	94.3%	57.2%
Acquisition expense ratio	8.7%	7.6%	10.7%
General and administrative expense ratio	13.3%	9.9%	9.9%
Combined ratio	89.9%	111.8%	77.8%

Premiums – Gross premiums written in the Insurance business segment increased in 2006 by 36.9% over 2005 and 60.3% over 2004 gross premiums written. Gross and net premiums written for each line of business in the Insurance business segment for the years ended December 31, 2006, 2005 and 2004 were as follows:

	2006		2005		2004	
(U.S. dollars in thousands)	Gross Premiums Written	Net Premiums Written	Gross Premiums Written	Net Premiums Written	Gross Premiums Written	Net Premiums Written
Property	$ 173,292	$ 61,290	$ 112,736	$ 91,774	$ 112,900	$ 110,400
Casualty	128,933	89,817	129,951	117,043	85,226	85,225
Healthcare Liability	106,988	106,988	117,120	117,120	111,097	111,098
Workers' Compensation	93,779	86,867	–	–	–	–
Professional Lines	73,753	71,675	61,624	61,716	50,479	50,048
Total	$ 576,745	$ 416,637	$ 421,431	$ 387,653	$ 359,702	$ 356,771

The increase in the Insurance business segment gross premiums written in 2006 compared to 2005 was primarily a result of growth in the Company's U.S. insurance operations, including the addition of a specialized and targeted workers' compensation portfolio. This segment also benefited from strong pricing in the property business line following the large hurricane losses experienced by the industry in 2005. These increases were partially offset by declines in 2006 in the casualty and healthcare liability business lines from 2005 to 2006 due to increased pricing pressures, competition and excess capacity, which resulted in business being declined by the Company due to rates or terms which did not meet the Company's underwriting standards.

The increase in the Insurance business segment gross premiums written in 2005 compared to 2004 resulted primarily from increases in casualty and professional lines due to the growth in the Company's U.S. insurance operation's casualty business and retention of renewal business as a result of strong customer relations in our professional lines.

Ceded premiums written by the Company in the Insurance business segment increased in 2006 compared to 2005 and 2004 because of the significant cessions to third party reinsurers corresponding to increased gross premiums written. The Company expects to continue to use such third party reinsurance in relation to its U.S. insurance operations as a means of managing its aggregate risk exposures. In addition, the Company purchased certain industry loss warranties to reduce its overall catastrophe exposure within the U.S. and acquired $235 million of multi-year, collateralized catastrophe reinsurance from Shackleton Re Limited ("Shackleton") in order to protect the Company against the risk of a severe catastrophe event or the occurrence of multiple significant catastrophe events. For more information on the Company's cessions to Shackleton, see "Significant Transactions and Events" and "Ceded Reinsurance" sections below.

The net premiums earned by the Company in the Insurance business segment in 2006 also increased compared to 2005 and 2004, although not as quickly as gross premiums written increased in 2006, due to the continued earning of gross premiums written in prior periods, offset by the effects of increased ceded premiums written. The Company expects net premiums earned to be impacted by the increases in premiums ceded as discussed above over the next 12 to 24 months. Net premiums earned by the Company in the Insurance business segment in 2005 compared to 2004 increased due to the continued earning of premiums written in its casualty and healthcare liability lines in 2005 and 2004.

Net Losses and Loss Expenses – The net loss ratio in the Company's Insurance business segment in 2006 compared to 2005 reflected the low catastrophe loss activity in the current year for the property line, while the higher net losses and loss expenses in 2005 resulted principally from the significant U.S. hurricane activity occurring in that year. The combined total gross losses related to the 2005 Hurricanes were $122.0 million in 2005. The Company experienced favorable loss reserve development from prior years, with the majority of the development emanating from this segment's short tail property line primarily in relation to the 2005 accident year and long tail healthcare liability line of business across all prior accident years. During 2006, 2005 and 2004, the Company's previously estimated ultimate losses for the Insurance business segment for prior accident years were reduced by

$54.4 million, $58.0 million and $30.9 million, respectively. Of the lines of business in the Company's Insurance business segment, the Company's long tail lines experienced the largest net reductions in the Company's estimated losses for prior accident years in 2006 and 2005 and in the short tail property line in 2004.

Acquisition Expenses – The Company's acquisition expenses in the Insurance business segment increased in 2006 compared to 2005. The primary reason for the increase in the Company's acquisition expenses in the Insurance business segment in 2006 as compared to 2005 was higher brokerage costs to source property and workers' compensation business relative to other lower expense business such as professional lines and healthcare liability. In addition, the decrease of the Company's acquisition expenses in 2005 as compared to 2004 was primarily due to reductions in commissions paid to wholesale brokers.

General and Administrative Expenses – The increase in general and administrative expenses in the Insurance business segment in 2006 as compared to 2005 and 2005 compared to 2004 resulted from expenditures related to the expansion of the Company's U.S. insurance operations beginning in the second half of 2005. As the gross premiums written by the U.S. insurance operations continue to increase and the related expansion costs stabilize, the Company expects that the general and administrative expense ratio will correspondingly become more stable.

Reinsurance

The following table summarizes the underwriting results and associated ratios for the Company's Reinsurance business segment for the years ended December 31, 2006, 2005 and 2004.

(U.S. dollars in thousands)	2006	2005	2004
Revenues			
Gross premiums written	$ 1,371,889	$ 1,390,737	$ 1,351,655
Ceded premiums written	(43,970)	(15,750)	(11,406)
Net premiums written	1,327,919	1,374,987	1,340,249
Net premiums earned	1,447,167	1,439,267	1,294,199
Expenses			
Losses and loss expenses	696,962	1,368,284	743,621
Acquisition expenses	341,194	327,236	293,500
General and administrative expenses	140,849	110,432	100,318
	1,179,005	1,805,952	1,137,439
Underwriting income (loss)	$ 268,162	$ (366,685)	$ 156,760
Ratios			
Loss ratio	48.2%	95.1%	57.5%
Acquisition expense ratio	23.6%	22.7%	22.7%
General and administrative expense ratio	9.7%	7.7%	7.7%
Combined ratio	81.5%	125.5%	87.9%

Premiums – Gross premiums written in the Reinsurance business segment decreased in 2006 by 1.4% over 2005 and increased by 1.5% over 2004 gross premiums written. Gross and net premiums written for each line of business in the Reinsurance business segment for the years ended December 31, 2006, 2005 and 2004 were as follows:

	2006		2005		2004	
(U.S. dollars in thousands)	Gross Premiums Written	Net Premiums Written	Gross Premiums Written	Net Premiums Written	Gross Premiums Written	Net Premiums Written
Casualty	$ 400,111	$ 396,663	$ 385,604	$ 380,303	$ 401,393	$ 398,588
Property	318,883	310,795	361,859	360,517	441,369	436,201
Catastrophe	291,755	270,126	300,892	297,027	286,873	283,936
Agriculture	107,104	106,262	33,035	33,035	4,825	4,825
Marine	103,387	100,120	118,976	118,976	50,662	50,166
Aerospace	76,816	73,466	120,501	120,501	132,731	132,731
Surety and Other Specialty	73,833	70,487	69,870	64,628	33,802	33,802
Total	$ 1,371,889	$ 1,327,919	$ 1,390,737	$ 1,374,987	$ 1,351,655	$1,340,249

Gross premiums written in the Reinsurance business segment during 2006 compared to 2005 and 2004 was relatively consistent with modest decreases and increases between years. The overall decrease in gross premiums written in 2006 was due to declines in the property, marine and aerospace lines of business from 2005. The Company's property and marine gross premiums written declined in 2006 as compared to 2005 as the Company strategically non-renewed several property treaties and energy and marine whole account contracts in order to more effectively manage its overall aggregate catastrophe risk exposures. The Company's aerospace gross premiums written declined in 2006 from 2005 and 2004 primarily as a result of the non-renewal of a significant aviation contract previously acquired by the Company. Partially offsetting these declines was growth in the Company's agriculture line of business from new business written. The Company also benefited from strong pricing in the catastrophe line of business following the large hurricane losses experienced by the industry in 2005 and 2004. The increase in gross premiums written in 2005 as compared to 2004 was primarily due to growth in marine, as a result of new business written and price increases on renewals; agriculture, due to the addition of a specialized agriculture underwriting department late in 2004 and surety and other specialty, primarily as a result of the acquisition of a surety underwriting department and the renewal rights to a book of business in the fourth quarter of 2004.

Ceded premiums written by the Company in the Reinsurance business segment increased in 2006 compared to 2005 due to the Company purchasing certain industry loss warranties to reduce its overall catastrophe exposure within the U.S., and acquiring $235 million of multi-year, collateralized catastrophe reinsurance from Shackleton in order to protect the Company against the risk of a severe catastrophe event or the occurrence of multiple significant catastrophe events. For more information on the Company's cessions to Shackleton, see "Significant Transactions and Events" and "Ceded Reinsurance" sections below. The increase in ceded premiums written in 2005 over 2004 also resulted from certain industry loss warranties entered into by the Company in 2005.

Net premiums earned by the Company in the Reinsurance business segment in 2006 increased compared to 2005 and 2004, due to the continued earning of gross premiums written by the Company in prior years. The 2005 net premiums earned increased over 2004 from the continued earnings of premiums written in prior years and the impact of certain reinstatement premiums earned as a result of the 2005 Hurricanes.

Losses and Loss Expenses – The low level of losses and loss expenses in the Company's Reinsurance business segment in 2006 as compared to 2005 and 2004 reflected the low catastrophic loss activity in the current year, while the higher losses and loss expenses in 2005 and 2004 resulted principally from the significant U.S. hurricane activity occurring in each of those years. The Company's combined total gross losses from these storms were $734.0 million and $152.1 million in 2005 and 2004, respectively. In each year, the Company experienced favorable loss reserve development from prior years, with the majority of the favorable loss reserve development emanating from this segment's long and other tail lines. During 2006, 2005 and 2004, the Company's previously estimated ultimate losses for the Reinsurance business segment for prior accident years were reduced by $5.0 million, $104.5 million and $105.8 million, respectively.

Acquisition Expenses – The Company's acquisition expense ratio in the Reinsurance business segment increased for 2006 as compared to 2005 and was consistent for 2005 compared to 2004. The increase in the acquisition expense ratio in 2006 was due to increased profit commissions paid to ceding companies due to lower loss activity than was experienced in the prior year.

General and Administrative Expenses – The general and administrative expenses experienced by the Reinsurance business segment in 2006 increased from 2005 and 2004 as a result of overall higher corporate overhead expenses incurred by the Company primarily in relation to increased incentive compensation expenses recorded in the current year.

Deposit Accounting

For internal management reporting purposes, underwriting results by business segment are presented on the basis of applying reinsurance accounting to all reinsurance contracts written. The following table presents the activity related to deposit accounted contracts included in the Company's segment results above, which reconciles the Company's underwriting results to the Company's consolidated financial statement presentation for the years ended December 31, 2006 and 2005. There were no deposit accounted contracts in 2004.

(U.S. dollars in thousands)	2006	2005
Revenues		
Gross premiums written	$ (158,992)	$ (143,291)
Net premiums written	(158,992)	(143,291)
Net premiums earned	(180,355)	(79,748)
Other underwriting income (loss)	1,390	(4,818)
Total revenues	(178,965)	(84,566)
Expenses		
Losses and loss expenses	(121,642)	(60,918)
Acquisition expenses	(56,233)	(23,410)
General and administrative expenses	–	–
	(177,875)	(84,328)
Underwriting loss	$ (1,090)	$ (238)
Ratios		
Loss ratio	67.4%	76.4%
Acquisition expense ratio	31.2%	29.4%
General and administrative expense ratio	–	–
Combined ratio	98.6%	105.8%

During the years ended December 31, 2006, 2005 and 2004, the Company realized $159.0 million, $143.3 million and $Nil, respectively, of premiums that, in management's judgment, were most appropriately accounted for as deposits under the deposit accounting provisions of SOP 98-7. While not underwritten as finite risk reinsurance, these contracts contain adjustable features, primarily sliding scale ceding commissions and profit share commissions, that may cause the amount or variability of risk assumed by the Company to differ from that of its ceding company counterpart. These contracts often contain significant exposures, particularly catastrophic, start-up and other risks, that although they have a low probability of occurrence, could produce material losses. Consequently, these contracts were accounted for as contracts which either transfer only significant timing risk or transfer only significant underwriting risk. The determination of the appropriate method of accounting for these contracts requires significant judgment and analysis, particularly with respect to assumptions about the variability and likelihood of potential future losses.

Under the deposit method of accounting, revenues and expenses from reinsurance contracts are not recognized as gross premium written and losses and loss expenses. Instead, the profits or losses from these contracts are recognized net as other underwriting income or loss over the contract or expected claim payment periods.

Income or loss associated with contracts determined to transfer only significant timing risk or only significant underwriting risk are included as a component of net other underwriting income (loss) and recognized over the estimated claim settlement period or contract risk period, respectively.

The following table reconciles total segment results including Insurance, Reinsurance and Deposit Accounting detailed above to consolidated income (loss) before income taxes for the years ended December 31, 2006, 2005 and 2004, respectively:

(U.S. dollars in thousands)	2006	2005	2004
Total underwriting income (loss)	$ 304,472	$ (409,795)	$ 231,761
Net investment income	257,449	180,451	122,059
Net foreign exchange gains (losses)	21,021	(5,140)	(214)
Net realized (losses) gains on sales of investments	(20,342)	(8,244)	6,130
Amortization of intangibles	(4,600)	(4,694)	(3,990)
Interest expense	(30,041)	(24,210)	(9,959)
Consolidated income (loss) before income taxes	$ 527,959	$ (271,632)	$ 345,787

Significant Transactions and Events
In order to protect the Company against the risk of a severe catastrophe event or the occurrence of multiple significant catastrophe events, Endurance Bermuda acquired $235 million of multi-year, collateralized catastrophe reinsurance from Shackleton, a Cayman Islands reinsurance company, during the third quarter of 2006. On August 1, 2006, Shackleton financed the reinsurance coverage provided to Endurance Bermuda through the issuance of a $125 million risk-linked catastrophe bond pursuant to Rule 144A under the Securities Act of 1933 and the entrance into a $110 million multi-year credit facility.

The reinsurance consists of three separate coverages. The first coverage is $125 million of reinsurance for earthquake risk in California from August 1, 2006 through January 31, 2008. The second coverage consists of $60 million of protection for hurricanes in the U.S. Northeast, Gulf Coast and certain inland states. The final coverage provides $50 million of reinsurance for losses resulting from hurricanes or California earthquakes following occurrence of a major hurricane or California earthquake. The second and third coverages provide protection from August 1, 2006 through July 31, 2008.

The reinsurance coverage provided by Shackleton to Endurance Bermuda was based on a modeled loss trigger designed to closely mimic the exposures in the Company's portfolio of insurance and reinsurance business. Upon the occurrence of a hurricane or earthquake in the covered territories, the parameters of the catastrophe event are determined and modeled against the notional portfolios. If the modeled loss exceeds the designated attachment point for the peril at issue, then Endurance Bermuda may make a recovery under the applicable reinsurance agreement. The amount recoverable is related to and limited by the Company's ultimate net loss from the loss event. The modeled loss trigger is reset to reflect any applicable changes in the Company's portfolio of insurance and reinsurance business on July 31, 2007.

Shackleton is a variable interest entity under the provisions of FASB Interpretation No. 46, "Consolidation of Variable Interest Entities." The Company has a variable interest in Shackleton but is not the primary beneficiary of Shackleton and is therefore not required to consolidate Shackleton in its consolidated financial statements.

Windstorm Kyrill impacted Northern and Central Europe on January 18, 2007. Based on a review of in-force contracts and preliminary loss information from clients, the Company initially estimates that its net losses from Windstorm Kryill after reinsurance, reinstatement premiums and tax benefits, are expected to be between $30 million and $40 million. Due to the limited claims data at this time, the Company's losses from Windstorm Kyrill may ultimately differ materially from the preliminary estimated losses. Losses incurred by the Company from Windstorm Kyrill will be estimated and recorded in 2007.

Liquidity and Capital Resources
Liquidity – Endurance Holdings is a holding company that does not have any significant operations or assets other than

its ownership of the shares of its direct and indirect subsidiaries, including Endurance Bermuda, Endurance U.K., Endurance U.S. Reinsurance and Endurance U.S. Insurance. Endurance Holdings relies primarily on dividends and other permitted distributions from its insurance subsidiaries to pay its operating expenses, interest on debt and dividends, if any, on its ordinary shares and Series A Preferred Shares. There are restrictions on the payment of dividends by Endurance Bermuda, Endurance U.K., Endurance U.S. Reinsurance and Endurance U.S. Insurance to Endurance Holdings, which are described in more detail below.

The ability of Endurance Bermuda to pay dividends is dependent on its ability to meet the requirements of applicable Bermuda law and regulations. Under Bermuda law, Endurance Bermuda may not declare or pay a dividend if there are reasonable grounds for believing that Endurance Bermuda is, or would after the payment be, unable to pay its liabilities as they become due, or the realizable value of Endurance Bermuda's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts. Further, Endurance Bermuda, as a regulated insurance company in Bermuda, is subject to additional regulatory restrictions on the payment of dividends or distributions. As of December 31, 2006, Endurance Bermuda could pay a dividend or return additional paid-in capital totaling approximately $696 million without prior regulatory approval based upon the Bermuda insurance and Companies Act regulations.

Endurance U.S. Reinsurance is subject to regulation by the State of New York Insurance Department. Dividends may only be declared or distributed out of earned surplus. The statutory limitation on dividends which can be paid during any preceding twelve months, without the prior approval of the Superintendent of the State of New York Insurance Department ("Superintendent"), is the lesser of ten percent of policyholders' surplus as shown in the most recently filed statement or one hundred percent of adjusted net investment income earned during such period. At December 31, 2006, Endurance U.S. Reinsurance did not have earned surplus; therefore, Endurance U.S. Reinsurance was in 2006 and continues to be precluded from declaring or distributing any dividend without the prior approval of the Superintendent.

Endurance U.S. Insurance's two operating subsidiaries, Endurance American and Endurance American Specialty, are subject to regulation by the State of Delaware Department of Insurance. Dividends are limited to the greater of 10% of policyholders' surplus or net income, excluding realized capital gains. In addition, dividends may only be declared or distributed out of earned surplus. At December 31, 2006, both Endurance American and Endurance American Specialty did not have earned surplus; therefore, both companies are precluded from declaring or distributing dividends during 2006 without the prior approval of the Delaware Insurance Commissioner. Endurance American Specialty is subject to Endurance American's dividend limitations. In turn, dividends paid by Endurance American are paid to Endurance U.S. Reinsurance and are then subject to Endurance U.S. Reinsurance's dividend limitations.

The Company's aggregate invested assets, including pending securities transactions, as of December 31, 2006 totaled $5.5 billion compared to aggregate invested assets of $5.0 billion as of December 31, 2005. The increase in invested assets since December 31, 2005 resulted from collections of premiums on insurance policies and reinsurance contracts and investment income, offset by losses and loss expenses paid, acquisition expenses paid, reinsurance premiums paid and general and administrative expenses paid.

As of December 31, 2006 and 2005, the Company had committed cash and cash equivalents and fixed maturity investments of $231.6 million and $230.4 million in favor of certain ceding companies to collateralize obligations, respectively. As of December 31, 2006 and 2005, the Company had also pledged $456.4 million and $417.1 million of its fixed maturity investments as collateral for $409.9 million and $371.1 million in letters of credit outstanding under its credit facility, respectively. In addition, at December 31, 2006 and 2005, cash and fixed maturity investments with fair values of $40.9 million and $28.5 million were on deposit with U.S. state regulators, respectively, and $28.5 million and $26.7 million were on deposit with Canadian regulators, respectively.

Cash flows from operating activities on a consolidated basis are provided by premiums collected and investment income, offset by loss and loss expense payments and other general and administrative expenses. Consolidated cash provided by operating activities for the years ended December 31, 2006, 2005 and 2004 was $0.7 billion, $0.8 billion and $1.2 billion, respectively. The decline in cash flows from operations for 2006 as compared to 2005 was primarily a result of claims payment activity during 2006. During the year ended December 31, 2006, the Company paid claims of $782.9 million, including $588.0 million related to the 2005 Hurricanes, as compared to total paid claims of $580.0 million in the same period of 2005.

Commitments – At December 31, 2006, letters of credit totaling $498.5 million were outstanding, $200.0 million of 6.15% Senior Notes were outstanding and $250.0 million of 7% Senior Notes (the "7% Senior Notes") were outstanding. In October 2005, the Company used a portion of the net proceeds from the offering and sale of the 6.15% Senior Notes to repay the $143.5 million then outstanding under the Company's credit facility. No additional borrowings were made against the credit facility during the remainder of 2005 or during 2006.

The Company's contractual obligations as of December 31, 2006 are summarized as follows:

		Payments due by period			
Contractual Obligations (U.S. dollars in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Reserve for losses and loss expenses[1]	$ 2,830,308	$ 888,401	$ 926,847	$ 419,340	$ 595,720
6.15% Senior Notes due 2015, including interest	310,700	12,300	24,600	24,600	249,200
7% Senior Notes due 2034, including interest	740,000	17,500	35,000	35,000	652,500
Investment commitments[2]	6,200	3,500	2,700	–	–
Operating lease obligations[3]	85,347	9,778	19,267	18,319	37,983
Total	$ 3,972,555	$ 931,479	$ 1,008,414	$ 497,259	$ 1,535,403

[1] The estimated expected contractual obligations related to our reserves for losses and loss expenses, including reserves related to deposit accounted contracts of $128.6 million, are presented on a gross basis. Due to the inherent complexity of the assumptions used in establishing the Company's reserve for losses and loss expenses estimates, final claim settlements made by the Company may vary significantly from the present estimates in timing and amount. Approximately 62.1% of our net reserves were incurred but not reported at December 31, 2006. For a discussion of these uncertainties, see "Critical Accounting Estimates – Reserve for Losses and Loss Expenses."

[2] The Company entered into investment agreements to invest additional amounts in investments in other ventures.

[3] The Company leases office space and office equipment under various operating leases.

These estimated obligations noted in the table above will be funded through operating cash flows and existing cash and investments.

Capital Resources

Credit Facility – On April 18, 2005, Endurance Holdings amended its existing credit facility among Endurance Holdings, various designated subsidiary borrowers, various lending institutions and JPMorgan Chase Bank, N.A. as Administrative Agent, to increase the size of the facility to $925 million from $850 million and to extend the maturity of the facility to April 18, 2010. As amended, the credit facility is referred to as the "2005 Credit Facility." The full amount of the 2005 Credit Facility is available for revolving credit borrowings and up to $900 million is available for the issuance of letters of credit. Up to $450 million of borrowings or letter of credit issuances under the 2005 Credit Facility may be secured by a portion of the investment portfolio of the subsidiary borrowing under the 2005 Credit Facility. Endurance Holdings guarantees the obligations of those of its subsidiaries that are parties to the 2005 Credit Facility.

The interest rate for revolving loans under the 2005 Credit Facility is either (i) the higher of (a) the Federal Funds Effective Rate plus 0.50% and (b) the prime commercial lending rate of JPMorgan Chase Bank or (ii) LIBOR. For letters of credit issued on an unsecured basis, the Company is required to pay a fee ranging from 0.31% to 0.475% on the daily stated amount of such letters of credit. For letters of credit issued on a secured basis, the Company is required to pay a fee ranging from 0.10% to 0.285% on the daily stated amount of such letters of credit. In addition, the 2005 Credit Facility requires the Company to pay to the lenders a facility fee and a utilization fee.

The 2005 Credit Facility requires the Company's compliance with certain customary restrictive covenants. These include certain financial covenants, such as maintaining a leverage ratio (no greater than 0.35:1.00 at any time), a consolidated tangible net worth (no less than $1.25 billion at any time), and unencumbered cash and investment grade assets in excess of the greater of $400 million or the Company's outstanding debt and letters of credit. In addition, each of the Company's regulated insurance subsidiaries that has a claims paying rating from A.M. Best must maintain a rating of at least B++ at all times. The terms of the Company's 2005 Credit Facility restrict the declaration or payment of dividends if the Company is already in default or the payment or declaration would cause a default under the terms of the loan facilities.

The 2005 Credit Facility also contains customary event of default provisions, including failure to pay principal or interest under the 2005 Credit Facility, insolvency of the Company, a change in control of the Company, a breach of the Company's representations or covenants in the 2005 Credit Facility or a default by the Company under its other indebtedness. Upon the occurrence of an event of default under the credit facility, the lenders can terminate their commitments under the revolving credit facility, require repayment of any outstanding revolving loans, give notice of termination of any outstanding letters of credit in accordance with their terms, require the delivery of cash collateral for outstanding letters of credit and foreclose on any security held by the lenders under the credit facility.

The Company had outstanding as of December 31, 2006 and 2005 $498.5 million and $374.8 million, respectively, of letters of credit under the 2005 Credit Facility. The Company did not have any revolving loans outstanding under the 2005 Credit Facility as of December 31, 2006. The Company was in compliance with all covenants contained in the 2005 Credit Facility as of December 31, 2006 and 2005.

Senior Indebtedness – On October 17, 2005, Endurance Holdings issued $200 million principal amount of 6.15% Senior Notes. The 6.15% Senior Notes were offered by the underwriters at a price of 99.639% of their principal amount, providing an effective yield to investors of 6.199%, and, unless previously redeemed, will mature on October 15, 2015. Endurance Holdings used net proceeds from the offering to repay the $143.5 million revolving loan then outstanding under the 2005 Credit Facility as well as to provide additional capital to its subsidiaries and for other general corporate purposes.

On July 15, 2004, the Company issued $250 million principal amount of 7% Senior Notes. The 7% Senior Notes were offered by the underwriters at a price of 99.108% of their principal amount, providing an effective yield to investors of 7.072%, and, unless previously redeemed, will mature on July 15, 2034.

The 6.15% Senior Notes and the 7% Senior Notes (collectively, the "Senior Notes") are senior unsecured obligations of Endurance Holdings and rank equally with all of Endurance Holdings' existing and future unsecured and unsubordinated debt. The Senior Notes are also effectively junior to claims of creditors of Endurance Holdings' subsidiaries, including policyholders, trade creditors, debt holders, and taxing authorities.

The indentures governing the Senior Notes contain customary covenants and events of default for senior unsecured indebtedness, including events of default for non-payment of principal or interest, breaches of covenants, insolvency of the Company or a default by the Company under other outstanding indebtedness.

At December 31, 2006, the carrying value of the Senior Notes stood at $447.2 million while the fair value as determined by quoted market valuation was $457.5 million. The Company was in compliance with all covenants contained within the indentures governing the Senior Notes as of December 31, 2006.

Given that the Company's Senior Notes and the 2005 Credit Facility contain cross default provisions, the risk exists that the holders of the Senior Notes and the lenders under the credit facility declaring such debt due and payable and an acceleration of all debt due under both the Senior Notes and the credit facility. If this were to occur, the Company may not have liquid funds sufficient to repay any or all of such indebtedness.

Preferred Shares – On October 10, 2005, Endurance Holdings issued 8,000,000 shares of its 7.75% Non-Cumulative Preferred Shares, Series A (the "Series A Preferred Shares"). The Series A Preferred Shares sold in the offering were registered under the Securities Act of 1933, as amended, and are traded on the New York Stock Exchange. The Series A Preferred Shares were issued at a price to the public of $25.00 per share. Endurance Holdings received net proceeds from this offering of $193.5 million after expenses and underwriting discounts. The proceeds from this offering were used to provide additional capital to Endurance Holdings' subsidiaries and for other general corporate purposes.

The Series A Preferred Shares have no stated maturity date and are redeemable in whole or in part at the option of Endurance Holdings any time after December 15, 2015 at a redemption price of $25.00 per share plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Endurance Holdings may redeem all but not less than all of the Series A Preferred Shares before that date at a redemption price of $26.00 per share, plus any declared and unpaid dividends, to the date of redemption, if Endurance Holdings is required to submit a proposal to the holders of the Series A Preferred Shares concerning an amalgamation, consolidation, merger, similar corporate transaction or change in Bermuda law.

Dividends on the Series A Preferred Shares, when, as and if declared by the board of directors of Endurance Holdings or a duly authorized committee of the board, accrue and are payable on the liquidation preference amount from the original issue date, quarterly in arrears on each dividend payment date, at an annual rate of 7.75%. Dividends on the Series A Preferred Shares are not cumulative.

Upon any voluntary or involuntary liquidation, dissolution or winding-up of Endurance Holdings, holders of the Series A Preferred Shares and any parity shares are entitled to receive out of Endurance Holdings' assets available for distribution to shareholders, before any distribution is made to holders of Junior Shares, a liquidating distribution in the amount of $25 per Series A Preferred Share plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Distributions will be made pro rata as to the Series A Preferred Shares and any parity shares and only to the extent of Endurance Holdings' assets, if any, that are available after satisfaction of all liabilities to creditors.

In conjunction with the issuance by the Company of the Series A Preferred Shares, the Company entered into a "Declaration of Covenant" for the benefit of the holders of the 7% Senior Notes. The Covenant states that the Company will redeem its Series A Preferred Shares only if the total redemption price is less than or equal to the proceeds Endurance Holdings or its subsidiaries have received during the six months prior to the date of such redemption from the sale of certain qualifying securities that, among other things, are, with limited exceptions, *pari passu* with or junior to the Series A Preferred Shares upon the Company's liquidation, dissolution or winding-up; perpetual, or have a mandatory redemption or maturity date that is not less than sixty years after the initial issuance of such securities; and provide for dividends or other income distributions that are non-cumulative.

Holders of the Series A Preferred Shares have no voting rights, except with respect to certain fundamental changes in the terms of the Series A Preferred Shares and in the case of certain dividend non-payments or as otherwise required by Bermuda law or Endurance Holdings' bye-laws.

Ordinary Shares – On October 6, 2005, Endurance Holdings issued 6,079,000 of its ordinary shares. Goldman, Sachs & Co. purchased the ordinary shares from Endurance Holdings and subsequently sold the ordinary shares to public investors. The ordinary shares issued in the offering were registered under the Securities Act of 1933, as amended, on a prospectus supplement to the Shelf Registration Statement at a price to the public of $33.15 per share, raising approximately $200 million in net proceeds. The proceeds from this offering were used by Endurance Holdings to provide additional capital to its subsidiaries and for other general corporate purposes.

On an ongoing basis, the Company expects its internally generated funds, together with borrowings available under the 2005 Credit Facility, capital generated from the offering and sale of its Senior Notes, Series A Preferred Shares and ordinary shares, to be sufficient to operate its business. However, there can be no assurance that the Company will not incur additional indebtedness or issue additional equity or hybrid securities in order to implement its business strategy or pay claims.

Off-Balance Sheet Arrangements

Shackleton, the entity from which Endurance Bermuda purchased $235 million of collateralized catastrophe reinsurance in 2006, is a variable interest entity under the provisions of FASB Interpretation No. 46, "Consolidation of Variable Interest Entities". The Company has a variable interest in Shackleton but is not the primary beneficiary of Shackleton and therefore is not required to consolidate Shackleton in its consolidated financial statements. Please see "Significant Transactions and Events" section above and "Ceded Reinsurance" section below for further details related to this transaction.

Currency and Foreign Exchange

The Company's functional currencies are U.S. dollars for Endurance Bermuda, Endurance U.S. Reinsurance, and Endurance U.S. Insurance and British Sterling for Endurance U.K. The reporting currency for all entities is U.S. dollars. The Company maintains a portion of its investments and liabilities in currencies other than the U.S. dollar. The Company has made a significant investment in the capitalization of Endurance U.K. Endurance U.K. is subject to the United Kingdom's Financial Services Authority rules concerning the matching of the currency of its assets to the currency of its liabilities. Depending on the profile of Endurance U.K.'s liabilities, it may be required to hold some of its assets in currencies corresponding to the currencies of its liabilities. The Company may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies, which could have a material adverse effect on the Company's results of operations.

Assets and liabilities of foreign operations whose functional currency is not the U.S. dollar are translated at exchange rates in effect at the balance sheet date. Revenues and expenses of such foreign operations are translated at average exchange rates during the year. The effect of the translation adjustments for foreign operations is included in accumulated other comprehensive income.

Other monetary assets and liabilities denominated in foreign currencies are revalued at the exchange rates in effect at the balance sheet date with the resulting foreign exchange gains and losses included in earnings. Revenues and expenses denominated in foreign currencies are translated at the prevailing exchange rate on the transaction date.

Effects of Inflation

The effects of inflation could cause the severity of claims to rise in the future. The Company's estimates for losses and loss expenses include assumptions about future payments for settlement of claims and claims handling expenses, such as medical treatments and litigation costs. To the extent inflation causes these costs to increase above reserves established for these claims, the Company will be required to increase the reserve for losses and loss expenses with a corresponding reduction in its earnings in the period in which the deficiency is identified.

Reserve for Losses and Loss Expenses

Reserving Process – The Company establishes loss and loss expense reserves to provide for the estimated costs of paying claims under insurance policies and reinsurance contracts underwritten by the Company. These reserves include estimates for both claims that have been reported and those that have been incurred but not reported and include estimates of all expenses associated with processing and settling these claims. Estimating the ultimate cost of future claims and claim adjustment expenses is an uncertain and complex process. This estimation process is based largely on the assumption that past developments are an appropriate predictor of future events and involves a variety of actuarial techniques and judgments that analyze experience, trends and other relevant factors.

The Company's reserving actuaries, who are independent of the Company's business units, review the Company's loss and loss expense reserves on a quarterly basis for both current and prior accident years using the most current claims data. These reserve reviews incorporate a variety of actuarial methods and judgments, including the two most common methods of actuarial evaluation used within the insurance industry, the Bornhuetter-Ferguson method and the loss development method. The Bornhuetter-Ferguson method involves the application of selected loss ratios to the Company's earned premiums to determine estimates of ultimate expected unpaid claims and claims expenses for each underwriting year. When the IBNR reserves are added to the losses and loss expenses amounts with respect to claims that have been reported to date, an estimated ultimate expected loss results. The Company believes that this method provides a more stable estimate of IBNR reserves that is insulated from wide variations in reported losses. In contrast, the loss development method extrapolates the current value of reported losses to ultimate expected losses by using selected reporting patterns of losses over time. The selected reporting patterns are based on historical information (organized into loss development triangles) and are adjusted to reflect the changing characteristics of the book of business written by the Company. The Company uses these multiple methods, supplemented with its own actuarial and professional judgment, to establish its best estimate of loss and loss expense reserves.

The estimate of the reserve for losses and loss expenses is reviewed each quarter by the Company's Loss Reserve Committee, consisting of the Company's Chief Executive Officer, Chief Financial Officer, Chief Actuary and representatives of various disciplines from within the Company, such as claims, underwriting and legal. In addition to the Company's internal reserve reviews, the Company's reserve for losses and loss expenses is reviewed at least once per year by an external actuarial firm.

Current Reserve for Losses and Loss Expenses

In order to capture the key dynamics of loss development and expected volatility that may arise within the disclosed amounts for the reserve for losses and loss expenses, the key lines of business within each business segment are aggregated based on their potential expected length of loss emergence. The period over which loss emergence occurs is typically referred to as the tail. The Company has classified its lines of business as either having a "short," "long" or "other" tail pattern. The Company views short tail business as that for which development typically emerges within a period of several quarters while long tail business would emerge over many years. The Company's short tail line of business in the Insurance business segment includes property; long tail lines of business include casualty, healthcare liability, workers' compensation and professional lines. The Company's short tail lines of business in the Reinsurance business segment include catastrophe, property, marine, aerospace and surety while the long tail line of business is casualty related business. Within the Company's Reinsurance business segment, the Company writes certain specialty lines of business for which the loss emergence is considered unique in nature and thus, has been included as "other" in the table below.

Losses and loss expenses for the year ended December 31, 2006 are summarized as follows:

(U.S. dollars in thousands)	Incurred related to: Current year	Prior years	Total incurred losses
Insurance business segment:			
Short tail	$ 70,678	$ (20,198)	$ 50,480
Long tail	236,019	(34,189)	201,830
Total Insurance	306,697	(54,387)	252,310
Reinsurance business segment:			
Short tail	372,309	29,411	401,720
Long tail	249,215	(20,118)	229,097
Other	80,426	(14,281)	66,145
Total Reinsurance	701,950	(4,988)	696,962
Deposit accounting[1]	(123,278)	1,636	(121,642)
Totals	$ 885,369	$ ($57,739)	$ 827,630

[1] Reconciles the Company's incurred losses by business segment to the Company's financial statement presentation.

Losses and loss expenses for the year ended December 31, 2006 include $57.7 million in favorable development of reserves relating to prior accident years. The favorable loss reserve development experienced during the 2006 year benefited the Company's 2006 reported loss ratio by approximately 3.5 percentage points. The net reduction in estimated losses for prior accident years reflects lower than expected emergence of catastrophic and attritional losses. Favorable development of prior year reserves for 2006 relates primarily to the Company's short and long tail lines included in its Insurance business segment, as well as the long and other tail lines of business in the Reinsurance business segment.

Losses and loss expenses for the year ended December 31, 2005 are summarized as follows:

(U.S. dollars in thousands)	Incurred related to: Current year	Prior years	Total incurred losses
Insurance business segment:			
Short tail	$ 204,035	$ (18,960)	$ 185,075
Long tail	197,538	(39,036)	158,502
Total Insurance	401,573	(57,996)	343,577
Reinsurance business segment:			
Short tail	1,177,903	(96,009)	1,081,894
Long tail	247,588	(997)	246,591
Other	47,259	(7,460)	39,799
Total Reinsurance	1,472,750	(104,466)	1,368,284
Deposit accounting[1]	(60,918)	–	–
Totals	$ 1,813,405	$ (162,462)	$ 1,650,943

[1] Reconciles the Company's incurred losses by business segment to the Company's financial statement presentation.

Losses and loss expenses for the year ended December 31, 2005 include approximately $162.5 million in favorable development of reserves relating to prior accident years. The favorable loss reserve development experienced during the 2005 year benefited the Company's 2005 reported loss ratio by approximately 9.4 percentage points. The net reduction in estimated losses for prior accident years reflects lower than expected emergence of catastrophic and attritional losses and relates primarily to the catastrophe and property lines of business within the Company's Reinsurance business segment.

Reserves for losses and loss expenses were comprised of the following at December 31, 2006:

(U.S. dollars in thousands)	Case Reserves	IBNR Reserves	Reserve for losses and loss expenses
Insurance business segment:			
Short tail	$ 146,138	$ 36,058	$ 182,196
Long tail	25,941	657,210	683,151
Total Insurance	172,079	693,268	865,347
Reinsurance business segment:			
Short tail	683,118	339,357	1,022,475
Long tail	211,940	581,616	793,556
Other	9,031	139,899	148,930
Total Reinsurance	904,089	1,060,872	1,964,961
Deposit accounting[1]	(52,760)	(75,862)	(128,622)
Totals	$ 1,023,408	$ 1,678,278	$ 2,701,686

[1] Reconciles the Company's incurred losses by business segment to the Company's financial statement presentation.

Reserves for losses and loss expenses were comprised of the following at December 31, 2005:

(U.S. dollars in thousands)	Case Reserves	IBNR Reserves	Reserve for losses and loss expenses
Insurance business segment:			
Short tail	$ 150,267	$ 61,324	$ 211,591
Long tail	9,083	450,095	459,178
Total Insurance	159,350	511,419	670,769
Reinsurance business segment:			
Short tail	712,850	488,916	1,201,766
Long tail	151,154	513,281	664,435
Other	8,714	104,531	113,245
Total Reinsurance	872,718	1,106,728	1,979,446
Deposit accounting[1]	(13,575)	(33,050)	(46,625)
Totals	$ 1,018,493	$ 1,585,097	$ 2,603,590

[1] Reconciles the Company's incurred losses by business segment to the Company's financial statement presentation.

Selected quarterly activity in the reserve for losses and loss expenses for the year ended December 31, 2006 is summarized as follows:

(U.S. dollars in thousands)	Quarter Ended March 31, 2006	Quarter Ended June 30, 2006	Quarter Ended September 30, 2006	Quarter Ended December 31, 2006	Year Ended December 31, 2006
Incurred related to:					
Current year	$ 281,273	$ 247,863	$ 198,073	$ 158,160	$ 885,369
Prior years	(42,541)	21,582	(10,040)	(26,740)	(57,739)
Total incurred	$ 238,732	$ 269,445	$ 188,033	$ 131,420	$ 827,630
Paid related to:					
Current year	(6,776)	(1,923)	(19,698)	(34,706)	(63,103)
Prior years	(156,623)	(185,676)	(194,221)	(183,233)	(719,753)
Total paid	$ (163,399)	$ (187,599)	$ (213,919)	$ (217,939)	$ (782,856)

The following table represents the development of GAAP balance sheet reserve for losses and loss expenses, net of losses and loss expenses recoverable, for 2002 through December 31, 2006. This table does not present accident or policy year development data. The top line of the table shows the gross reserve for losses and loss expenses, at the balance sheet date for each of the indicated years. This represents the estimated amounts of gross losses and loss expenses arising in the current year and all prior years that are unpaid at the balance sheet date, including IBNR reserves. The table also shows the re-estimated amount of the previously recorded reserve based on experience as of the end of each succeeding year. The estimate changes as more information becomes known about the frequency and severity of claims for individual years. The "cumulative redundancy" represents the aggregate change to date from the original estimate on the top line of the table. The table also shows the cumulative paid amounts as of successive years with respect to the reserve liability.

Years Ended December 31, (U.S. dollars in thousands)	2002	2003	2004	2005	2006
Reserve for losses and loss expenses	$ 200,840	$ 833,158	$ 1,549,661	$ 2,603,590	$ 2,701,686
1 year later	164,923	696,478	1,387,199	2,545,851	–
2 years later	143,295	631,367	1,317,627	–	–
3 years later	153,179	609,056	–	–	–
4 years later	147,977	–	–	–	–
Cumulative redundancy	52,863	224,102	232,034	57,739	–
Cumulative paid losses					
1 year later	49,563	155,745	370,257	743,345	–
2 years later	66,643	214,308	537,754	–	–
3 years later	74,262	286,742	–	–	–
4 years later	75,659	–	–	–	–

Potential Variability in Reserves for Losses and Loss Expenses – The Company's estimated reserve for losses and loss expenses can change over time because of unexpected changes in the external business environment in which the Company operates or changes in internal Company operations. For a discussion of the factors which can contribute to uncertainty in the reserving process and volatility in the reserve for losses and loss expenses, see "Critical Accounting Estimates – Reserves for Losses and Loss Expenses" above.

Two key inputs utilized in determining loss and loss expense reserves for the Company's two business segments are the expected loss ratio and the speed of the loss reporting pattern. The following tables illustrate the possible percentage effects on current estimates of the reserve for losses and loss expenses due to 10% changes in the expected loss ratio and the speed of the loss reporting pattern as of December 31, 2006. The 10% changes in the expected loss ratio and the speed of the loss reporting pattern in the tables below were chosen consistent with commonly accepted actuarial custom, due to the Company's limited empirical data regarding loss and loss expense reserves variability. In order to capture the key dynamics of loss development and expected volatility that may arise within the disclosed amounts for the reserve for losses and loss expenses, the lines of business within each business segment are aggregated based on their potential expected length of loss emergence or tail.

Insurance Business Segment

Short Tail

Potential Percentage Change in Total Loss and Loss Expense Reserves

		Expected Loss Ratio	
Reporting Pattern	10% Lower	Unchanged	10% Higher
10% Faster	(4.6%)	(3.7%)	(2.8%)
Unchanged	(1.3%)	0.0%	1.3%
10% Slower	6.5%	8.6%	10.7%

Long Tail

Potential Percentage Change in Total Loss and Loss Expense Reserves

		Expected Loss Ratio	
Reporting Pattern	10% Lower	Unchanged	10% Higher
10% Faster	(2.9%)	(0.9%)	1.1%
Unchanged	(2.1%)	0.0%	2.0%
10% Slower	(1.3%)	0.9%	3.0%

Reinsurance Business Segment

Short Tail

Potential Percentage Change in Total Loss and Loss Expense Reserves

		Expected Loss Ratio	
Reporting Pattern	10% Lower	Unchanged	10% Higher
10% Faster	(5.3%)	(4.0%)	(2.7%)
Unchanged	(1.7%)	0.0%	1.6%
10% Slower	7.0%	9.6%	12.2%

Long Tail

Potential Percentage Change in Total Loss and Loss Expense Reserves

		Expected Loss Ratio	
Reporting Pattern	10% Lower	Unchanged	10% Higher
10% Faster	(4.9%)	(2.3%)	0.4%
Unchanged	(2.9%)	0.0%	2.9%
10% Slower	(0.8%)	2.4%	5.5%

Other

Potential Percentage Change in Total Loss and Loss Expense Reserves

	Expected Loss Ratio		
Reporting Pattern	10% Lower	Unchanged	10% Higher
10% Faster	(3.5%)	(1.1%)	1.3%
Unchanged	(2.5%)	0.0%	2.5%
10% Slower	(0.5%)	2.2%	4.9%

Each of the impacts set forth in the tables above is estimated individually, without consideration for any correlation among key assumptions or among lines of business. Therefore, it would be inappropriate to take each of the amounts set forth above and add them together in an attempt to estimate volatility for the Company's loss and loss expense reserves in total. The Company believes the assumed variations in loss and loss expense reserves by individual development tail set forth in the tables above represents a reasonable estimate of the possible loss and loss expense reserve variations by individual development tail that may occur in the future. It is important to note that the variations set forth in the tables above are not meant to be a "best-case" or "worst-case" series of scenarios, and therefore, it is possible that future variations may be more or less than the amounts set forth above.

Ceded Reinsurance

Ceded premiums written were $204.1 million for the year ended December 31, 2006, $49.5 million for the year ended December 31, 2005, and $14.3 million for the year ended December 31, 2004. The increase in ceded premiums written was due to business written and ceded by our U.S. insurance operations and strategic cessions of business in 2005 and 2006 for the purpose of managing the Company's catastrophe risk profile.

In 2006 and 2005, the Company purchased certain industry loss warranties to reduce its overall catastrophe exposure within the U.S. The industry loss warranties were allocated to the catastrophe and property reinsurance lines of business, and also the property insurance line of business. During 2004, the Company purchased industry loss warranties to reduce its exposure to certain U.S. wind risks, predominantly in Florida. The reinsurance was allocated to the catastrophe and property reinsurance lines of business, and also the property insurance line of business.

In 2006, in order to protect the Company against the risk of a severe catastrophe event or the occurrence of multiple significant catastrophe events, Endurance Bermuda acquired $235 million of multi-year, collateralized catastrophe reinsurance from Shackleton. The reinsurance consists of three separate coverages. The first coverage is $125 million of reinsurance for earthquake risk in California from August 1, 2006 through January 31, 2008. The second coverage consists of $60 million of protection for hurricanes in the U.S. Northeast, Gulf Coast and certain inland states. The final coverage provides $50 million of reinsurance for losses resulting from hurricanes or California earthquakes following occurrence of a major hurricane or California earthquake. The second and third coverages provide protection from August 1, 2006 through July 31, 2008.

The reinsurance coverage provided by Shackleton to Endurance Bermuda is based on a modeled loss trigger designed to closely mimic the exposures in the Company's portfolio of insurance and reinsurance business. Upon the occurrence of a hurricane or earthquake in the covered territories, the parameters of the catastrophe event are determined and modeled against the notional portfolios. If the modeled loss exceeds the designated attachment point for the peril at issue, then Endurance Bermuda may make a recovery under the applicable reinsurance agreement. The amount recoverable is related to and limited by the Company's ultimate net loss from the loss event. The modeled loss trigger will be reset to reflect any applicable changes in the Company's portfolio of insurance and reinsurance business on July 31, 2007.

At December 31, 2006 and 2005, the Company had reinsurance recoverables of $44.2 million and $17.2 million, respectively, related to the reinsurance agreements. The Company remains obligated for amounts ceded in the event that its reinsurers or retrocessionaires do not meet their obligations. Accordingly, the Company has evaluated the reinsurers and retrocessionaires that are providing reinsurance and retrocessional protection and will continue to monitor the stability of its reinsurers and retrocessionaires. No allowance for uncollectible reinsurance was deemed necessary on the recoverable balances outstanding at December 31, 2006 and 2005.

Intangible Assets

Goodwill and other intangibles that arise from business combinations are accounted for by the Company in accordance with SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." These standards require that identifiable intangible assets are amortized in accordance with their useful lives and goodwill and intangible assets with indefinite useful lives should not be amortized but should be tested for impairment at least annually.

During 2006, we acquired Endurance American and as a result of that transaction recorded an indefinite lived intangible asset of $3.5 million related to state insurance licenses acquired. During 2005, we acquired Endurance American Specialty and as a result of that transaction recorded an indefinite lived intangible asset of $8.0 million related to state insurance licenses acquired. In accordance with SFAS No. 142, the indefinite lived intangible assets related to these transactions have been tested for impairment. As a result of the impairment testing, no valuation allowance was deemed necessary at December 31, 2006 and 2005.

As a result of its acquisition of the majority of the reinsurance business of HartRe during the year ended December 31, 2003, the Company recorded goodwill of $0.2 million. Payments and accrued amounts to HartRe contingent upon certain performance factors related to the acquired business have increased the goodwill balance related to the HartRe transaction to $36.2 million at December 31, 2006 and $30.4 million at December 31, 2005. The total goodwill balance for the Company was $38.5 million and $32.7 million at December 31, 2006 and 2005, respectively. The Company's total other acquisition related intangibles with finite lives of $20.4 million (2005 – $25.0 million) are being amortized over periods of up to ten years.

Deferred Tax Assets

The Company's balance sheet contains net deferred tax assets in the amount of $54.0 million (2005 – $69.4 million). Of the Company's net deferred tax assets, $18.1 million (2005 – $39.7 million) relates to net operating loss carryforwards that are available to offset future taxable income generated by the Company's U.S. and U.K. subsidiaries. The Company's U.S. net operating losses which gave rise to a corresponding deferred tax asset are available for carryforward for 20 years following the loss year. U.K. losses may be carried forward indefinitely. Based on its analysis of various potential tax planning strategies and projected taxable income for the Company's U.S. and U.K. subsidiaries, management believes that it is more likely than not that the Company's U.S. and U.K. subsidiaries will generate sufficient taxable income to realize the net operating loss carryforwards in the near term and prior to their expiration.

The Company has established a valuation allowance of $2.8 million against realized capital losses and securities write downs at December 31, 2006. This valuation allowance was charged to the Company's income tax expense during 2006. Management believes the net deferred tax assets, less the valuation allowance noted, are more likely than not to be fully realized in corresponding future periods, and the Company's net deferred tax asset has been stated appropriately as at December 31, 2006. In the event that management determines in the future that it is more likely than not that the net deferred tax assets will not be fully realized in the near term and prior to their expiration, the Company will reassess the valuation allowance against the net deferred tax assets and record any changes to income tax expense in the period determined.

Management report on internal control over financial reporting

To the Shareholders of Endurance Specialty Holdings Ltd.

The management of Endurance Specialty Holdings Ltd. (the "Company") is responsible for establishing and maintaining effective internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended). This internal control provides monitoring mechanisms, and actions are taken to correct deficiencies identified.

There are inherent limitations in any internal control over financial reporting, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, controls may become inadequate or the degree of compliance with policies or procedures may deteriorate over time.

Management assessed the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2006, the Company maintained effective internal control over financial reporting.

Ernst & Young, an independent registered public accounting firm, has issued their attestation report on management's assessment of the Company's internal control over financial reporting.

Kenneth J. LeStrange, CEO

Michael J. McGuire, CFO

February 28, 2007

Reports of independent registered public accounting firm

The board of directors and shareholders
Endurance Specialty Holdings Ltd.

We have audited management's assessment, included in the accompanying Management Report on Effectiveness of Internal Control over Financial Reporting, that Endurance Specialty Holdings Ltd. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Endurance Specialty Holdings Ltd.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Endurance Specialty Holdings Ltd. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Endurance Specialty Holdings Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Endurance Specialty Holdings Ltd. as of December 31, 2006 and 2005, and the related consolidated statements of income (loss) and comprehensive (loss) income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006 of Endurance Specialty Holdings Ltd. and our report dated February 28, 2007 expressed an unqualified opinion thereon.

Ernst + Young

Hamilton, Bermuda
February 28, 2007

The board of directors and shareholders
Endurance Specialty Holdings Ltd.

We have audited the accompanying consolidated balance sheets of Endurance Specialty Holdings Ltd. as of December 31, 2006 and 2005, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endurance Specialty Holdings Ltd. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Endurance Specialty Holdings Ltd.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2007 expressed an unqualified opinion thereon.

Ernst + Young

Hamilton, Bermuda
February 28, 2007

Consolidated balance sheets

December 31, 2006 and 2005

(In thousands of United States dollars, except share amounts)	2006	2005
Assets		
Investments		
Fixed maturity investments available for sale, at fair value (amortized cost: $4,749,819 and $4,367,382 at December 31, 2006 and 2005, respectively)	$ 4,714,204	$ 4,323,339
Investments in other ventures, under equity method	253,068	161,883
Total investments	4,967,272	4,485,222
Cash and cash equivalents	547,772	468,015
Premiums receivable, net (includes $Nil and $39,712 from related parties at December 31, 2006 and 2005, respectively)	660,570	575,109
Deferred acquisition costs	168,809	162,592
Securities lending collateral	226,762	408,663
Prepaid reinsurance premiums	105,058	27,132
Losses recoverable	44,244	17,248
Accrued investment income	40,692	33,734
Intangible assets	70,366	65,633
Deferred tax asset	54,019	69,360
Other assets	39,990	35,699
Total assets	$ 6,925,554	$ 6,348,407
Liabilities		
Reserve for losses and loss expenses	$ 2,701,686	$ 2,603,590
Reserve for unearned premiums	843,202	803,629
Deposit liabilities	161,024	92,523
Reinsurance balances payable	172,328	85,281
Securities lending payable	226,762	408,663
Debt	447,172	447,092
Other liabilities	75,506	35,086
Total liabilities	4,627,680	4,475,864
Commitments and contingent liabilities		
Shareholders' Equity		
Preferred shares		
Series A, non-cumulative – 8,000,000 issued and outstanding (2005 – 8,000,000)	8,000	8,000
Common shares		
Ordinary – 66,480,381 issued and outstanding (2005 – 66,138,901)	66,480	66,139
Additional paid-in capital	1,458,063	1,453,722
Accumulated other comprehensive loss	(14,465)	(19,672)
Retained earnings	779,796	364,354
Total shareholders' equity	2,297,874	1,872,543
Total liabilities and shareholders' equity	$ 6,925,554	$ 6,348,407

See accompanying notes to the consolidated financial statements.

Consolidated statements of income (loss) and comprehensive income (loss)

For the years ended December 31, 2006 and 2005 and 2004

(In thousands of United States dollars, except share and per share amounts)	2006	2005	2004
Revenues			
Gross premiums written	$ 1,789,642	$ 1,668,877	$ 1,711,357
Ceded premiums written	(204,078)	(49,528)	(14,337)
Net premiums written	$ 1,585,564	$ 1,619,349	$ 1,697,020
Change in unearned premiums	53,010	104,345	(64,420)
Net premiums earned (includes $34,927, $19,000 and $11,343 from related parties in 2006, 2005 and 2004, respectively)	1,638,574	1,723,694	1,632,600
Net investment income	257,449	180,451	122,059
Net realized investment (losses) gains	(20,342)	(8,244)	6,130
Other underwriting income (loss)	1,390	(4,818)	–
Total revenues	1,877,071	1,891,083	1,760,789
Expenses			
Net losses and loss expenses (includes $20,145, $10,353 and $9,439 from related parties in 2006, 2005 and 2004, respectively)	827,630	1,650,943	937,330
Acquisition expenses (includes $11,238, $5,651 and $1,212 from related parties in 2006, 2005 and 2004, respectively)	317,489	331,309	329,784
General and administrative expenses	190,373	146,419	133,725
Amortization of intangibles	4,600	4,694	3,990
Net foreign exchange (gains) losses	(21,021)	5,140	214
Interest expense	30,041	24,210	9,959
Total expenses	1,349,112	2,162,715	1,415,002
Income (loss) before income taxes	527,959	(271,632)	345,787
Income tax (expense) benefit	(29,833)	51,148	9,797
Net income (loss)	498,126	(220,484)	355,584
Preferred dividends	(15,500)	(2,720)	–
Net income (loss) available to common shareholders	$ 482,626	$ (223,204)	$ 355,584
Other comprehensive income (loss)			
Net income (loss)	$ 498,126	$ (220,484)	$ 355,584
Net unrealized holding losses on investments arising during the period (net of applicable deferred income taxes in 2006 – $3,620; 2005 – $2,852; and 2004 – $184)	(20,235)	(57,119)	(12,173)
Reclassification adjustment for net realized losses (gains) included in net income (loss)	20,342	8,244	(6,130)
Foreign currency translation adjustments	5,010	(10,360)	13,480
Net loss on derivatives designated as cash flow hedge	–	–	(2,620)
Reclassification adjustment for net loss on derivatives designated as cash flow hedge included in net income (loss)	90	90	848
Other comprehensive income (loss)	5,207	(59,145)	(6,595)
Comprehensive income (loss)	$ 503,333	$ (279,629)	$ 348,989
Per share data			
Weighted average number of common and common equivalent shares outstanding:			
Basic	66,435,712	62,029,075	62,781,306
Diluted	71,755,303	62,029,075	67,283,261
Basic earnings (loss) per common share	$ 7.26	$ (3.60)	$ 5.66
Diluted earnings (loss) per common share	$ 6.73	$ (3.60)	$ 5.28

See accompanying notes to the consolidated financial statements.

Consolidated statements of changes in shareholders' equity

For the years ended December 31, 2006 and 2005 and 2004

(In thousands of United States dollars)	2006	2005	2004
Preferred shares			
Balance, beginning of year	$ 8,000	$ –	$ –
Issuance of series A, non-cumulative preferred shares	–	8,000	–
Balance, end of year	8,000	8,000	–
Common shares			
Balance, beginning of year	66,139	61,255	63,912
Issuance of common shares	670	6,323	187
Repurchase of common shares	(329)	(1,439)	(2,844)
Balance, end of year	66,480	66,139	61,255
Additional paid-in capital			
Balance, beginning of year	1,453,722	1,111,633	1,189,570
Issuance of common shares	8,677	196,410	2,634
Issuance of series A, non-cumulative preferred shares	–	185,700	–
Issuance of restricted share units in lieu of dividends	922	840	409
Public offering and registration costs	(134)	(1,290)	(1,649)
Repurchase of common shares	(9,679)	(50,319)	(88,819)
Settlement of equity awards	(3,498)	(2,702)	(1,625)
Stock-based compensation expense	8,053	13,450	11,113
Balance, end of year	1,458,063	1,453,722	1,111,633
Accumulated other comprehensive (loss) income			
Cumulative foreign currency translation adjustments:			
Balance, beginning of year	23,842	34,202	20,722
Foreign currency translation adjustments	5,010	(10,360)	13,480
Balance, end of year	28,852	23,842	34,202
Unrealized holding (losses) gains on investments:			
Balance, beginning of year	(40,948)	7,927	26,230
Net unrealized holding losses arising during the period, net of reclassification adjustment	107	(48,875)	(18,303)
Balance, end of year	(40,841)	(40,948)	7,927
Accumulated derivative loss on cash flow hedging instruments:			
Balance, beginning of year	(2,566)	(2,656)	(884)
Net change from current period hedging transactions, net of reclassification adjustment	90	90	(1,772)
Balance, end of year	(2,476)	(2,566)	(2,656)
Total accumulated other comprehensive (loss) income	(14,465)	(19,672)	39,473
Retained earnings			
Balance, beginning of year	364,354	650,094	345,265
Net income (loss)	498,126	(220,484)	355,584
Issuance of restricted share units in lieu of dividends	(922)	(840)	(409)
Dividends on preferred shares	(15,500)	(2,720)	–
Dividends on common shares	(66,262)	(61,696)	(50,346)
Balance, end of year	779,796	364,354	650,094
Total shareholders' equity	$ 2,297,874	$ 1,872,543	$ 1,862,455

See accompanying notes to the consolidated financial statements.

Consolidated statements of cash flows

For the years ended December 31, 2006 and 2005 and 2004

(In thousands of United States dollars)	2006	2005	2004
Cash flows provided by operating activities:			
Net income (loss)	$ 498,126	$ (220,484)	$ 355,584
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Amortization of net premium on investments	12,485	21,577	24,416
Depreciation and amortization of other intangibles	15,809	13,841	12,790
Net realized losses (gains) on sales of investments	20,342	8,244	(6,130)
Deferred taxes	15,341	(53,241)	(9,842)
Stock-based compensation expense	8,053	13,450	11,113
Equity in earnings of unconsolidated ventures	(29,073)	(13,347)	(6,036)
Premiums receivable, net	(85,461)	(29,757)	(26,813)
Deferred acquisition costs	(6,217)	32,486	(12,139)
Prepaid reinsurance premiums	(77,926)	(21,884)	(2,913)
Losses recoverable	(26,996)	(5,045)	(10,761)
Accrued investment income	(6,958)	(5,356)	(7,944)
Other assets	6,169	(4,643)	(3,836)
Reserve for losses and loss expenses	98,096	1,053,929	716,503
Reserve for unearned premiums	39,573	(93,976)	72,920
Deposit liabilities	68,501	92,523	–
Reinsurance balances payable	93,756	14,774	46,530
Other liabilities	31,250	(5,282)	14,530
Net cash provided by operating activities	674,870	797,809	1,167,972
Cash flows used in investing activities:			
Proceeds from sales of fixed maturity investments	1,819,637	2,846,849	1,177,505
Proceeds from maturities and calls on fixed maturity investments	563,164	594,377	492,291
Purchases of fixed maturity investments	(2,765,056)	(4,297,532)	(2,743,037)
Purchase of investments in other ventures	(62,112)	(57,500)	(85,000)
Purchases of fixed assets	(18,294)	(10,556)	(8,530)
Change in securities lending collateral received	181,901	1,136	407,527
Net cash paid in acquisitions	(16,042)	(28,098)	(6,919)
Other	(44,542)	29,668	(18,961)
Net cash used in investing activities	(341,344)	(921,656)	(785,124)
Cash flows (used in) provided by financing activities:			
Issuance of common shares	9,253	202,711	2,821
Repurchase of common shares	(10,008)	(51,937)	(91,484)
Issuance of series A, non-cumulative preferred shares	–	193,700	–
Issuance of long term debt	–	199,278	247,775
Change in securities lending collateral	(181,901)	(1,136)	(407,527)
Settlement of equity awards	(3,498)	(2,702)	(1,625)
Offering and registration costs paid	(134)	(1,333)	(4,152)
Proceeds from bank debt	–	–	143,500
Bank debt repaid	–	(143,500)	(103,029)
Interest rate lock settlement	–	–	(2,698)
Dividends paid	(81,762)	(64,416)	(50,346)
Net cash (used in) provided by financing activities	(268,050)	330,665	(266,765)
Effect of exchange rate changes on cash and cash equivalents	14,281	(9,946)	4,137
Net increase in cash and cash equivalents	79,757	196,872	120,220
Cash and cash equivalents, beginning of year	468,015	271,143	150,923
Cash and cash equivalents, end of year	$ 547,772	$ 468,015	$ 271,143

See accompanying notes to the consolidated financial statements.

(amounts in tables expressed in thousands of United States dollars, except ratios, share and per share amounts)

1. Organization

Endurance Specialty Holdings Ltd. ("Endurance Holdings") was organized on June 27, 2002 under the laws of Bermuda to act as a holding company of providers of property and casualty insurance and reinsurance on a worldwide basis.

Endurance Holdings' wholly-owned subsidiary, Endurance Specialty Insurance Ltd. ("Endurance Bermuda"), was organized in Bermuda on November 30, 2001. On December 14, 2001, Endurance Bermuda completed a private offering of 60 million common shares for gross cash proceeds of $1.2 billion. Under the terms of an Exchange Offer dated July 22, 2002, the shareholders of Endurance Bermuda transferred their interest in Endurance Bermuda to Endurance Holdings in exchange for an identical shareholding in Endurance Holdings. The Exchange Offer represented a business combination of companies under common control and was accounted for at historical cost. On March 5, 2003, Endurance Holdings consummated the initial public offering of its ordinary shares resulting in the issuance of an additional 9.6 million ordinary shares for net proceeds of $201.5 million.

Endurance Holdings writes specialty lines of insurance and reinsurance on a global basis through its five wholly-owned operating subsidiaries: Endurance Bermuda, based in Bermuda; Endurance Worldwide Insurance Limited ("Endurance U.K."), based in London, England; Endurance Reinsurance Corporation of America ("Endurance U.S. Reinsurance"), based in New York; Endurance American Insurance Company ("Endurance American"), formerly Core Insurance Company, and Endurance American Specialty Insurance Company ("Endurance American Specialty" together with Endurance American, "Endurance U.S. Insurance"), formerly Traders & Pacific Insurance Company, both based in New York.

2. Summary of significant accounting policies

The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States ("U.S. GAAP") and include the accounts of Endurance Holdings and its wholly-owned subsidiaries, which are collectively referred to herein as the "Company." All intercompany transactions and balances have been eliminated on consolidation. The following are significant accounting and reporting policies adopted by the Company:

(a) Premiums and related expenses

The Company's insurance premiums are earned pro rata over the terms of the applicable risk period specified in the insurance policy. The Company's insurance policies cover losses occurring or claims made during the term of the policy, typically 12 months. Generally, the Company receives a fixed premium which is identified in the policy and is recorded on the inception date of the contract and earned evenly over the policy term. This premium will only adjust if the underlying insured values adjust. Accordingly, the Company monitor the underlying insured values and record additional or return premiums in the period in which amounts are reasonably determinable.

The Company's reinsurance premiums are earned pro rata over the terms of the applicable risk period established in the reinsurance contract. Reinsurance contracts written on a losses occurring basis cover losses which occur during the term of the reinsurance contract, typically 12 months. Accordingly, the Company earns the premium evenly over the reinsurance contract term. Reinsurance contracts written on a policies attaching basis cover losses from the underlying insurance policies incepting during the terms of the contracts. Losses under a policies attaching reinsurance contract may occur after the end date of the reinsurance contract, so long as they are losses from policies which began during the contract period. The Company typically earns the premiums for policies attaching reinsurance contracts over a 24 month period rather than the traditional 12 month period for losses occurring reinsurance contracts to reflect the extension of the risk period past the term of the contract.

In addition to determining the applicable risk period, the Company determines how to record reinsurance premiums based on the type of reinsurance contracts underwritten. For excess of loss reinsurance contracts, the deposit premium, as defined in the contract, is generally considered to be the best estimate of the reinsurance contract's written premium at inception. The Company earns reinstatement premiums upon the occurrence of a loss under the reinsurance contract. Reinstatement premiums are calculated in accordance with the contract terms based upon the ultimate loss estimate associated with each contract. For proportional reinsurance contracts, the Company estimates premium, commissions and related expenses based on ceding company estimates and also utilizes judgment in establishing proportional reinsurance contract estimates.

Premiums on the Company's excess of loss and proportional reinsurance contracts are estimated by management at the time the business is underwritten. Accordingly, this is the amount the Company records as written premium in the period the reinsurance contract is underwritten. As actual premiums are reported by the ceding companies, management evaluates the appropriateness of the original premium estimates and any adjustment to these estimates is recorded in the period in which it becomes known.

Acquisition expenses are costs that vary with and are directly related to the production of new and renewal business, and consist principally of commissions and brokerage expenses. Acquisition and general and administrative expenses are shown net of commissions earned on ceded business. These costs are deferred and amortized over the periods in which the related premiums are earned. Deferred acquisition costs are limited to their estimated realizable value based on the related unearned premiums. Anticipated net investment income is considered in determining the recoverability of deferred acquisition costs.

(b) Reserve for losses and loss expenses
The Company's reserve for losses and loss expenses includes case reserves and reserves for losses incurred but not reported (referred to as "IBNR reserves"). Case reserves are established for losses that have been reported, but not yet paid. IBNR reserves represent the estimated ultimate cost of events or conditions that have not been reported to or specifically identified by the Company, but have occurred. Case reserves and IBNR reserves are established by management based on reports from reinsurance intermediaries, ceding companies and insureds and consultations with independent legal counsel. In addition, reserves for IBNR losses and loss expenses are established by management based on reported losses and loss expenses and actuarially determined estimates of ultimate losses and loss expenses.

The Company uses a variety of actuarial methods to estimate the ultimate losses and loss expenses incurred by the Company. One actuarial method used by the Company to estimate reserves for losses and loss expenses is the expected loss ratio approach, which is based on expected results independent of current loss reporting activity. This approach is typically used for immature loss periods (i.e., the current accident year). Another actuarial method used by the Company to estimate reserves for losses and loss expenses is known as the Bornheuter-Ferguson method. The Bornheuter-Ferguson method uses an initial loss estimate (expected loss technique) for each underwriting quarter by business line and type of contract. The portion of the initial loss estimate that is the IBNR reserve is then reduced in each subsequent quarter by the losses reported for that business segment during that quarter. Over time, the IBNR reserve will be reduced and will be replaced with the actual losses reported to the Company. Management uses these multiple actuarial methods, supplemented with professional judgment, to establish the best estimate of reserves for losses and loss expenses.

The Company's loss and loss expense reserves are reviewed regularly, and adjustments, if any, are reflected in earnings in the period in which they become known. The establishment of new loss and loss expense reserves or the adjustment of previously recorded loss and loss expense reserves could result in significant positive or negative changes to the Company's financial condition for any particular period. While management believes the Company's estimate of loss and loss expense reserves is sufficient, the ultimate loss experience may not be as reliably predicted as may be the case with other insurance and reinsurance operations, and it is possible losses and loss expenses may be materially different than the total reserve for losses and loss expenses recorded by the Company.

(c) Deposit accounting
A portion of the Company's assumed proportional reinsurance agreements contain occurrence limitations or loss sensitive provisions, such as adjustable or sliding scale commissions, that may impact the ultimate amounts paid to or received from ceding companies based on loss experience. In some loss scenarios, these features would result in the ceding company's results not being proportional to the Company's results from the proportional agreement, and such differences may be meaningful. The Company evaluates these contracts on an individual basis in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 113 – "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" ("SFAS No. 113").

For the years ended December 31, 2006 and 2005, the Company entered into a small number of reinsurance contracts that did not fall within the criteria for reinsurance accounting under SFAS No. 113. The Company has accounted for these contracts by the deposit method of accounting specified by Statement of Position 98-7 – "Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk." Consequently, these contracts were accounted for as contracts which either transfer only significant timing risk or transfer only significant underwriting risk. The determination of the appropriate method of accounting for these contracts requires significant judgment and analysis, particularly with respect to assumptions about the variability and likelihood of potential future losses. Under the deposit method of accounting, revenues and expenses from reinsurance contracts are not recognized as written premium and incurred losses. Instead, income or loss associated with contracts determined to transfer only significant timing risk is recognized as a component of net other underwriting income (loss) over the estimated claim settlement period while income or loss associated with contracts determined to transfer only significant underwriting risk is recognized as net other underwriting income (loss) over the contract risk period.

(d) Reinsurance
Losses recoverable represent estimates of losses and loss expenses that will be recovered from reinsurers. Amounts recoverable from reinsurers are estimated in a manner consistent with the provisions of the reinsurance agreements and consistent with the establishment of the Company's reserve for losses and loss expenses. Ceding commissions earned on ceded business are classifed as an offset to acquisition and general and administrative expenses.

(e) Investments
Investments in fixed maturity securities are designated as available for sale and are carried at fair value, with related net unrealized gains or losses excluded from earnings and included in shareholders' equity as a component of accumulated other comprehensive income. Fair value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations and valuation pricing models that take into account time value and volatility factors underlying the financial instruments. Realized investment gains and losses are recognized in earnings using the specific identification method. Interest on fixed maturity securities is recorded in net investment income when earned and adjusted for any amortization of premium or discount.

Investments are reviewed for declines in value that are considered to be other-than-temporarily impaired. This review involves consideration of several factors including (i) the time period in which there has been a significant decline in value, (ii) the expected maturity of the investment, (iii) the significance of the decline (iv) an analysis of the liquidity, business prospects and overall financial condition of the issuer, and (v) the Company's intent and ability to hold the investment for a period of time sufficient for the value to recover. If the decline in fair value is determined to be other-than-temporary, the cost of the security is written down to fair value and the amount is included in net realized (losses) gains on investments in the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss).

Investments in other ventures are accounted for using the equity method of accounting whereby the initial investment is recorded at cost. The carrying amounts of these investments are increased or decreased to reflect the Company's share of income or loss and are decreased for any dividends received. The Company's share of income or loss is recorded in earnings as a component of net investment income.

The Company participates in a securities lending program whereby blocks of securities, which are included in fixed maturity investments available for sale, are loaned to third parties, primarily major brokerage firms. The Company retains all economic interest in the securities it lends, retains the earnings and cash flows associated with the loaned securities and receives a fee from the borrower for the temporary use of the securities. Collateral in the form of cash, government securities and letters of credit is required at a rate of 102% – 105% of the market value of the loaned securities and is monitored and maintained by the lending agent. The securities lending collateral, excluding letters of credit, is reported as a separate line item with a corresponding liability related to the Company's obligation to return the collateral. The Company had $220.5 million and $399.7 million in securities on loan at December 31, 2006 and 2005, respectively.

(f) Cash equivalents
Cash equivalents include highly liquid short-term deposits and securities with maturities of ninety days or less at the time of purchase.

(g) Intangible assets
Identifiable intangible assets and goodwill that arise from business combinations are accounted for in accordance with SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets." Identifiable intangible assets are amortized in accordance with their useful lives. Goodwill and intangible assets with indefinite useful lives are not amortized but are tested for impairment annually or more often if impairment indicators arise.

(h) Offering and registration costs
Offering and registration costs incurred in connection with common and preferred share offerings, including investment banking fees and legal fees, are deducted from the proceeds of the offerings. Offering and registration costs incurred in connection with the issuance of the Senior Notes are capitalized and amortized over the term of the Senior Notes.

(i) Foreign exchange
Assets and liabilities of foreign operations whose functional currency is not the United States dollar are translated at

exchange rates in effect at the balance sheet date. Revenues and expenses of such foreign operations are translated at weighted average exchange rates during the year. The effect of the translation adjustments for foreign operations is included in accumulated other comprehensive income, net of applicable deferred income taxes. Other monetary assets and liabilities denominated in foreign currencies are revalued at the exchange rates in effect at the balance sheet date with the resulting foreign exchange gains and losses included in earnings. Revenues and expenses denominated in foreign currencies are translated at the prevailing exchange rate on the transaction date.

(j) Derivatives

SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended on January 1, 2001, requires the recognition of all derivative financial instruments including embedded derivative instruments, as either assets or liabilities in the Consolidated Balance Sheets and measurement of those instruments at fair value. The accounting for gains and losses associated with changes in the fair value of a derivative and the effect on the financial statements depends on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of the asset or liability hedged.

The Company's investment strategy allows for the use of derivative instruments, subject to strict limitations. The Company is currently utilizing foreign currency forward contracts to minimize the effect of fluctuating foreign currencies and to gain exposure to interest rate differentials between differing market rates. These contracts do not qualify, and are not designated, as a hedge and the realized and unrealized gains (losses) are recognized in realized gains (losses) in the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss).

(k) Income taxes

The Company uses the liability method of accounting for income taxes for its subsidiaries operating in taxable jurisdictions. Under this method, deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance against deferred tax assets is established if and when management estimates that it is more likely than not that a portion of the deferred tax asset will not be realized in the near term.

(l) Stock compensation and other stock plans

The Company has a stock-based employee compensation plan (the "Option Plan"), a non-employee Director incentive plan ("Director Incentive Plan") and other stock plans which are described more fully in Note 15. The Company accounts for the Option Plan under the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", prospectively to all employee awards granted, modified, or settled after January 1, 2002, as subsequently amended by SFAS No. 148 "Accounting for Stock-Based Compensation – Transition and Disclosure." Awards under the Option Plan vest over periods of up to five years. On January 1, 2006, the Company implemented SFAS No. 123(R) under the modified prospective method with no material impact on the Company's financial position or results of operations.

(m) Earnings per share

Basic earnings (loss) per common share are calculated by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings (loss) per common share are based on net income (loss) available to common shareholders divided by the weighted average number of common shares and dilutive potential common shares outstanding during the period of calculation using the treasury stock method.

(n) Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported and disclosed amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(o) Variable interest entity

The Company applies the guidance in Financial Accounting Standards Board ("FASB") Interpretation No. 46 (Revised December 2004) "Consolidation of Variable Interest Entities" ("FIN 46(R)"), which defines a variable interest entity as a corporation, partnership, trust or any other legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. Based on the criteria included in FIN 46(R), the Company determined that it has a relationship with a variable interest entity. FIN 46(R) requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's

(amounts in tables expressed in thousands of United States dollars, except ratios, share and per share amounts)

residual returns or both. The Company's relationship with the variable interest entity, described in more detail in Note 5, does not meet the requirements for consolidation as established under FIN 46(R) nor does the Company have any exposure to or risk of loss from its involvement with the variable interest entity.

(p) Reclassifications
Certain comparative information has been reclassified to conform to current year presentation.

(q) Recent accounting pronouncements
In June 2006, the FASB issued Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109 "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This interpretation will be effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of the adoption of FIN 48; however, this interpretation is not expected to have a material impact on the Company's results or financial condition.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 clarifies the definition of fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not issued financial statements for that fiscal year, including any interim periods. The Company is currently evaluating the impact of the adoption of SFAS No. 157; however, this statement is not expected to have a material impact on the Company's results or financial condition.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS No. 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 is effective as of the beginning of the Company's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the Company adopts SFAS No. 159 in the first 120 days of fiscal 2007 and also elects to apply the provisions of SFAS No. 157. The Company is currently evaluating the impact of adopting SFAS No. 159.

3. Investments
The amortized cost, fair value and related gross unrealized gains and losses on fixed maturity securities at December 31, 2006 and 2005 are as follows:

December 31, 2006	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government and agency securities	$ 878,091	$ 1,302	$ (3,250)	$ 876,143
Non-U.S. government securities	244,415	287	(2,502)	242,200
Corporate securities	881,429	2,466	(10,077)	873,818
Mortgage-backed securities	2,108,017	4,815	(25,330)	2,087,502
Asset-backed securities	637,867	636	(3,962)	634,541
Total	$ 4,749,819	$ 9,506	$ (45,121)	$ 4,714,204

December 31, 2005	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government and agency securities	$ 998,280	$ 2,898	$ (10,505)	$ 990,673
Non-U.S. government securities	228,394	2,040	(1,131)	229,303
Corporate securities	687,464	2,801	(9,169)	681,096
Mortgage-backed securities	1,851,386	2,756	(27,663)	1,826,479
Asset-backed securities	601,858	126	(6,196)	595,788
Total	$ 4,367,382	$ 10,621	$ (54,664)	$ 4,323,339

The following tables summarizes, for all fixed maturity securities in an unrealized loss position at December 31, 2006 and 2005, the aggregate fair value and gross unrealized loss by length of time the security has continuously been in an unrealized loss position.

	Less than 12 months		12 months or greater		Total	
December 31, 2006	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
U.S. government and agency securities	$ (1,414)	$ 415,117	$ (1,836)	$ 155,460	$ (3,250)	$ 570,577
Non-U.S. government securities	(1,848)	161,865	(655)	46,870	(2,503)	208,735
Corporate securities	(3,177)	325,874	(6,900)	335,228	(10,077)	661,102
Mortgage-backed securities	(3,812)	591,102	(21,517)	958,491	(25,329)	1,549,593
Asset-backed securities	(289)	158,247	(3,673)	319,452	(3,962)	477,699
Total	$ (10,540)	$ 1,652,205	$ (34,581)	$ 1,815,501	$ (45,121)	$ 3,467,706

At December 31, 2006, 1,357 fixed maturity securities were in an unrealized loss position. Of those, 763 securities had been in a continuous unrealized loss position for twelve months or greater. The unrealized loss position of these fixed maturity securities was principally a result of changes in the interest rate environment. During the year ended December 31, 2006, the Company identified securities which were considered to be other-than-temporarily impaired. Consequently, the cost of such securities was written down to fair value at the time of impairment, and the Company realized losses of $13.4 million in relation to these securities for 2006.

	Less than 12 months		12 months or greater		Total	
December 31, 2005	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
U.S. government and agency securities	$ (9,312)	$ 720,458	$ (1,193)	$ 59,094	$ (10,505)	$ 779,552
Non-U.S. government securities	(726)	56,404	(405)	34,266	(1,131)	90,670
Corporate securities	(3,961)	295,738	(5,208)	163,584	(9,169)	459,322
Mortgage-backed securities	(18,591)	1,176,614	(9,072)	277,422	(27,663)	1,454,036
Asset-backed securities	(3,361)	399,550	(2,835)	114,583	(6,196)	514,133
Total	$ (35,951)	$ 2,648,764	$ (18,713)	$ 648,949	$ (54,664)	$ 3,297,713

At December 31, 2005, 1,160 fixed maturity securities were in an unrealized loss position. Of those, 328 securities had been in a continuous unrealized loss position for twelve months or greater. The unrealized loss position of these fixed maturity securities was principally the result of changes in the interest rate environment, and no securities were considered to be other-than-temporarily impaired as of December 31, 2005.

(amounts in tables expressed in thousands of United States dollars, except ratios, share and per share amounts)

The following table summarizes the composition of the fixed maturity portfolio by investment ratings assigned by rating agencies at December 31, 2006 and 2005. In some cases, where bonds are unrated, the rating of the issuer has been applied.

	2006		2005	
Ratings	Fair Value	Percentage	Fair Value	Percentage
U.S. government and agency securities	$ 876,143	18.6%	$ 990,673	22.9%
AAA / Aaa	3,119,196	66.2%	2,721,235	62.9%
AA / Aa	291,615	6.2%	210,779	4.9%
A / A	359,524	7.6%	400,652	9.3%
BBB	6,481	0.1%	–	–
Below BBB	60,694	1.2%	–	–
Not rated	551	0.1%	–	–
Total	$ 4,714,204	100.0%	$ 4,323,339	100.0%

Contractual maturities of fixed maturity securities are shown below as of December 31, 2006 and 2005. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2006		2005	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$ 202,241	$ 201,642	$ 146,042	$ 145,676
Due after one year through five years	1,314,642	1,305,760	1,167,962	1,156,792
Due after five years through ten years	409,673	408,647	486,492	483,345
Due after ten years	77,379	76,112	113,642	115,259
Mortgage-backed securities	2,108,017	2,087,502	1,851,386	1,826,479
Asset-backed securities	637,867	634,541	601,858	595,788
Total	$ 4,749,819	$ 4,714,204	$ 4,367,382	$ 4,323,339

The components of net investment income for the years ended December 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Fixed maturity investments	$ 227,100	$ 160,863	$ 116,232
Investments in other ventures	29,073	13,346	6,036
Cash and cash equivalents	9,466	12,854	3,447
	$ 265,639	$ 187,063	$ 125,715
Investment expenses	(8,190)	(6,612)	(3,656)
Net investment income	$ 257,449	$ 180,451	$ 122,059

The analysis of realized (losses) gains on sales of investments for the years ended December 31, 2006, 2005 and 2004, respectively, is as follows:

	2006	2005	2004
Gross realized gains	$ 5,829	$ 8,646	$ 11,875
Gross realized losses excluding other-than-temporary impairments	(12,807)	(16,890)	(5,745)
Other-than-temporary impairment losses	(13,364)	–	–
Net realized (losses) gains on sales of investments	$ (20,342)	$ (8,244)	$ 6,130

A portfolio of alternative investment funds (the "Funds") that invest largely in senior secured distressed debt, derivatives, equity long and short positions, senior secured bank debt and high yield securities is included in investments in other ventures. At December 31, 2006, the Company had invested a total of $204.6 million (2005 – $142.5 million) in these Funds. At December 31, 2006, the carrying value of the Funds is $253.1 million (2005 – $161.9 million), which approximates fair value. Certain of the Funds are subject to redemption restriction provisions (see Note 11).

4. Reserve for losses and loss expenses

Activity in the reserve for losses and loss expenses for the years ended December 31, 2006, 2005 and 2004 is summarized as follows:

	2006	2005	2004
Net reserve for losses and loss expenses, January 1	$ 2,586,342	$ 1,537,458	$ 831,716
Incurred related to:			
Current year	885,369	1,813,405	1,074,010
Prior years	(57,739)	(162,462)	(136,680)
Total incurred	827,630	1,650,943	937,330
Paid related to:			
Current year	(63,103)	(272,732)	(118,441)
Prior years	(719,753)	(307,257)	(118,253)
Total paid	(782,856)	(579,989)	(236,694)
Foreign exchange losses (gains)	26,326	(22,070)	5,106
Net reserve for losses and loss expenses, December 31	2,657,442	2,586,342	1,537,458
Losses and loss expenses recoverable	44,244	17,248	12,203
Reserve for losses and loss expenses, December 31	$ 2,701,686	$ 2,603,590	$ 1,549,661

During 2006, the Company's estimated ultimate losses for prior accident years were reduced by $57.7 million (2005 – $162.5 million; 2004 – $136.7 million). The Insurance business segment experienced favorable development in 2006 of $54.4 million across all accident years with the property and healthcare liability lines of business representing the largest net reductions. During 2005 and 2004, the prior accident year development related primarily to the Company's Reinsurance business segment and the lower than expected loss emergence in its short tail lines of business, with the property and catastrophe lines of business representing the largest net reductions.

Reserves for losses and loss expenses are based in part upon the estimation of losses resulting from catastrophic events. Estimation of the losses and loss expenses resulting from catastrophic events based upon the Company's historical claims experience is inherently difficult because of the Company's short operating history and the possible severity of catastrophe claims. Therefore, the Company uses both proprietary and commercially available models, as well as historical reinsurance industry catastrophe claims experience in addition to its own historical data for purposes of evaluating trends and providing an estimate of ultimate claims costs.

(amounts in tables expressed in thousands of United States dollars, except ratios, share and per share amounts)

A significant portion of the Company's contracts and policies cover excess layers for high severity exposures. Underwriting results and ultimate claims payments for this type of coverage are therefore not typically reported to the Company until later in the contract and policy lives. As a result, the level of losses paid to date is not necessarily indicative of expected future results.

5. Reinsurance

The effects of reinsurance on premiums earned and written during the years ended December 31, 2006, 2005 and 2004 are as follows:

	Year Ended December 31, 2006		Year Ended December 31, 2005		Year Ended December 31, 2004	
	Earned	Written	Earned	Written	Earned	Written
Direct	$ 472,929	$ 576,745	$ 431,831	$ 473,532	$ 399,174	$ 409,118
Assumed	1,292,289	1,212,897	1,319,391	1,195,345	1,244,902	1,302,239
Ceded	(126,644)	(204,078)	(27,528)	(49,528)	(11,476)	(14,337)
	$ 1,638,574	$ 1,585,564	$ 1,723,694	$ 1,619,349	$ 1,632,600	$ 1,697,020

The Company uses reinsurance ceded contracts to reduce its exposure to risk of loss on certain insurance policies and reinsurance contracts. Loss recoverables are recorded as assets if the reinsurer is deemed able to meet its obligations. Reinsurance ceded contracts do not relieve the Company from its obligations to policyholders. The Company remains primarily liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet the obligations assumed under the reinsurance agreements.

During the year ended December 31, 2006, the Company recorded reinsurance recoveries of $31.1 million (2005 – $21.1; 2004 – $21.5 million). At December 31, 2006, the Company has no allowance for estimated uncollectible premiums receivable or losses recoverable (2005 – $Nil).

In August 2006, in order to protect the Company against the risk of a severe catastrophe event or the occurrence of multiple significant catastrophe events, Endurance Bermuda acquired $235 million of multi-year, collateralized catastrophe reinsurance from Shackleton Re Limited ("Shackleton"), a Cayman Island reinsurance company. On August 1, 2006, Shackleton financed the reinsurance coverage provided to Endurance Bermuda through the issuance of a $125 million risk-linked catastrophe bond pursuant to Rule 144A under the Securities Act of 1933 and the entrance into a $110 million multi-year risk-linked credit facility.

The reinsurance consists of three separate coverages. The first coverage is $125 million of reinsurance for earthquake risk in California from August 1, 2006 through January 31, 2008. The second coverage consists of $60 million of protection for hurricanes in the U.S. Northeast, Gulf Coast and certain inland states. The final coverage provides $50 million of reinsurance for losses resulting from hurricanes or California earthquakes following occurrence of a major hurricane or California earthquake. The second and third coverages provide protection from August 1, 2006 through July 31, 2008.

The reinsurance coverage provided by Shackleton to Endurance Bermuda was based on a modeled loss trigger designed to closely mimic the exposures in the Company's portfolio of insurance and reinsurance business. Upon the occurrence of a hurricane or earthquake in the covered territories, the parameters of the catastrophe event are determined and modeled against the notional portfolios.

If the modeled loss exceeds the designated attachment point for the peril at issue, then Endurance Bermuda may make a recovery under the applicable reinsurance agreement. The amount recoverable is related to and limited by the Company's ultimate net loss from the loss event. The modeled loss trigger is reset to reflect any applicable changes in the Company's portfolio of insurance and reinsurance business on July 31, 2007.

Shackleton is a variable interest entity under the provisions of FASB Interpretation No. 46(R), "Consolidation of Variable Interest Entities." The Company is not the primary beneficiary of Shackleton and is therefore not required to consolidate Shackleton in its consolidated financial statements. The Company has no exposure to loss as a result of its involvement with Shackleton.

6. Deposit accounting

For the year ended December 31, 2006, 2005 and 2004, the Company entered into contracts accounted for as deposits with gross premiums of $159.0 million, $143.3 million and

$Nil, respectively, and recorded other underwriting income (loss) of $1.4 million, ($4.8) million and $Nil, respectively, related to such contracts. Gross premiums associated with treaties deemed to transfer only significant underwriting risk were $135.9 million and $81.4 million during 2006 and 2005, respectively. Gross premiums associated with treaties deemed to transfer only significant timing risk were $23.1 million and $61.9 million during 2006 and 2005, respectively.

7. Debt and financing arrangements

On October 17, 2005, Endurance Holdings issued $200 million principal amount of 6.15% Senior Notes due 2015 (the "6.15% Senior Notes"). The 6.15% Senior Notes were offered by the underwriters at a price of 99.639% of their principal amount, providing an effective yield to investors of 6.199%, and, unless previously redeemed, will mature on October 15, 2015. Endurance Holdings used the net proceeds from the offering to repay the $143.5 million then outstanding under Endurance Holdings' revolving credit facility as well as to provide additional capital to its subsidiaries and for other general corporate purposes.

On July 15, 2004, the Company issued $250 million principal amount of 7% Senior Notes due 2034 (the "7% Senior Notes"). The 7% Senior Notes were offered by the underwriters at a price of 99.108% of their principal amount, providing an effective yield to investors of 7.072%, and, unless previously redeemed, will mature on July 15, 2034.

The 6.15% Senior Notes and the 7% Senior Notes (collectively, the "Senior Notes") are senior unsecured obligations of Endurance Holdings and rank equally with all of Endurance Holdings' existing and future unsecured and unsubordinated debt. The Senior Notes are also effectively junior to claims of creditors of Endurance Holdings' subsidiaries, including policyholders, trade creditors, debt holders, and taxing authorities.

The indentures governing the Senior Notes contain customary covenants and events of default for senior unsecured indebtedness, including events of default for non-payment of principal or interest, breaches of covenants, insolvency of the Company or a default by the Company under other outstanding indebtedness. At December 31, 2006, the carrying value of the Senior Notes stood at $447.2 million (2005 – $447.1 million) while the fair value as determined by quoted market valuation was $457.5 million (2005 – $466.4 million). The Company was in compliance with all covenants contained within the indentures governing the Senior Notes as of December 31, 2006.

On April 18, 2005, Endurance Holdings amended its existing Credit Agreement among Endurance Holdings, various designated subsidiary borrowers, various lending institutions and JPMorgan Chase Bank, N.A. as Administrative Agent (the "2005 Credit Facility") to increase the size of the facility to $925 million from $850 million and to extend the maturity of the facility to April 18, 2010. The full amount of the 2005 Credit Facility is available for revolving credit borrowings and up to $900 million is available for the issuance of letters of credit. Up to $450 million of borrowings or letter of credit issuances under the 2005 Credit Facility may be secured by a portion of the investment portfolio of the individual borrower under the facility. Endurance Holdings guarantees the obligations of those of its subsidiaries that are parties to the facility.

The interest rate for revolving loans under the 2005 Credit Facility is either (i) the higher of (a) the Federal Funds Effective Rate plus ½% and (b) the prime commercial lending rate of JPMorgan Chase Bank or (ii) LIBOR. For letters of credit issued on an unsecured basis, the Company is required to pay a fee ranging from 0.31% to 0.475% on the daily stated amount of such letters of credit. For letters of credit issued on a secured basis, the Company is required to pay a fee ranging from 0.10% to 0.285% on the daily stated amount of such letters of credit. In addition, the 2005 Credit Facility requires the Company to pay to the lenders a facility fee and a utilization fee.

The 2005 Credit Facility requires the Company's compliance with certain customary restrictive covenants. These include certain financial covenants, such as maintaining a leverage ratio (no greater than 0.35:1.00 at any time), a consolidated tangible net worth (no less than $1.25 billion at any time), and unencumbered cash and investment grade assets in excess of the greater of $400 million or the Company's outstanding debt and letters of credit. In addition, each of the Company's regulated insurance subsidiaries that has a claims paying rating from A.M. Best must maintain a rating of at least B++ at all times. The terms of the Company's 2005 Credit Facility restrict the declaration or payment of dividends if the Company is already in default or the payment or declaration would cause a default under the terms of the loan facilities.

The 2005 Credit Facility also contains customary event of default provisions, including failure to pay principal or interest under the 2005 Credit Facility, insolvency of the Company, a change in control of the Company, a breach of the Company's representations or covenants in the 2005

(amounts in tables expressed in thousands of United States dollars, except ratios, share and per share amounts)

Credit Facility or a default by the Company under its other indebtedness. Upon the occurrence of an event of default under the 2005 Credit Facility, the lenders can terminate their commitments under the revolving credit facility, require repayment of any outstanding revolving loans, give notice of termination of any outstanding letters of credit in accordance with their terms, require the delivery of cash collateral for outstanding letters of credit and foreclose on any security held by the lenders under the 2005 Credit Facility.

Given that the Company's Senior Notes (described above) and the 2005 Credit Facility contain cross default provisions, the risk exists that the holders of the Senior Notes and the lenders under the credit facility declaring such debt due and payable and an acceleration of all debt due under both the Senior Notes and the 2005 Credit Facility. If this were to occur, the Company may not have liquid funds sufficient to repay any or all of such indebtedness.

On August 6, 2004, the Company and its lenders replaced a $500 million credit facility entered into on August 8, 2003, with a three-year $850 million letter of credit and revolving credit facility (the "2004 Credit Facility"). The full amount of the 2004 Credit Facility was available for the issuance of letters of credit or for revolving credit borrowings. Up to $412.5 million of borrowings or letter of credit issuances under the 2004 Credit Facility could have been secured by a portion of the investment portfolio of the individual borrower under the credit facility. The 2004 Credit Facility was to expire on August 6, 2007 but was replaced by the 2005 Credit Facility as described above.

The Company made aggregate interest payments of $29.7 million during the year ended December 31, 2006 (2005 – $21.6 million, 2004 – $4.8 million).

8. Derivatives

In 2004 prior to the issuance of the 7% Senior Notes, the Company entered into an interest rate lock on a notional amount of $125 million to protect against interest rate increases before the anticipated issuance of the Senior Notes. The objective of the interest rate lock was to protect 50% of the forecasted receipt of proceeds from the issuance of the 7% Senior Notes offering, which was subject to change prior to issuance due to fluctuations in the benchmark 30 year U.S. Treasury rate. Upon issuance of the 7% Senior Notes, the interest rate lock was settled through payment by the Company of $2.7 million. The interest rate lock agreement was designated as a "cash flow hedge" under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and accordingly, the fair value of the derivative was recorded in other comprehensive income (loss) and is being recognized as a component of interest expense in the statement of income (loss) as the interest expense related to the 7% Senior Notes affects earnings. The net income (loss) effect of the interest rate lock was approximately $90,000 for 2006 (2005 – $90,000; 2004 – $41,000).

During 2003, the Company entered into an interest rate swap contract to hedge the variable cash outflows related to the term loan facility. The contract became effective on March 27, 2003 and provided for the exchange of floating rate payments for fixed rate payments (2.62% per annum) on a declining notional amount corresponding to the outstanding principal amount of the $100 million drawn down on the term loan facility on September 27, 2002. The agreement was designated as a "cash flow hedge" under SFAS No. 133, and accordingly, changes in the fair value of the derivative were recorded in other comprehensive income (loss) recognized as a component of interest expense in the statement of income (loss) when the variable interest expense affected earnings. The term loan facility was fully repaid during 2004, and accordingly, the interest rate swap was settled which resulted in net income for 2004 of approximately $807,000.

The Company currently uses foreign currency forward contracts in its investment portfolios to minimize the effect of fluctuating foreign currencies and to gain exposure to interest rate differentials between differing market rates. For the years ended December 31, 2006, 2005 and 2004, the Company recognized a realized foreign exchange loss on forward contracts of approximately $17,900, $Nil and $Nil, respectively.

9. Segment reporting

As a result of a shift in the Company's operating structure and the implementation of certain strategic initiatives during 2006, the Company changed its business segments to reflect the current manner by which the chief operating decision maker views and manages the business. The Company is currently organized into two business segments, Insurance and Reinsurance, which are based on how the Company monitors the performance of its underwriting operations.

- Insurance – The insurance lines of business are underwritten in the United States, Bermuda and the United Kingdom. The property line of business is comprised of the insurance and facultative reinsurance of commercial properties. The policies written in this line of business provide coverage for one insured for each policy. The types of risks insured are generally properties with sufficiently large values to require multiple insurers and reinsurers to accommodate their insurance capacity needs. The casualty lines of business are comprised of the insurance and facultative reinsurance of third party liability exposures, including casualty, healthcare liability, workers' compensation and professional lines.

- Reinsurance – The reinsurance lines of business are underwritten in the United States, Bermuda and the United Kingdom. The customer base includes national, regional and specialty insurance companies and is written on an excess of loss or proportional basis. The key lines of business are casualty, property, catastrophe, agriculture, marine, aerospace and surety and other specialty.

Because the Company does not manage its assets by segment, investment income and total assets are not allocated to the individual segments. Management measures segment results on the basis of the combined ratio that is obtained by dividing the sum of the losses and loss expenses, acquisition expenses and general and administrative expenses by net premiums earned. General and administrative expenses incurred by segments are allocated directly. Remaining general and administrative expenses not directly incurred by the segments are allocated based on each segment's proportional share of gross premiums written. Ceded reinsurance and recoveries are recorded within the segment to which they apply. Group reinsurance protection purchased and any subsequent recoveries are allocated to segments based on the underlying exposures covered.

The following table provides a summary of the segment revenues and results for the year ended December 31, 2006, reserve for losses and loss expenses as of December 31, 2006 and the carrying value of goodwill as of December 31, 2006:

	Insurance	Reinsurance	Deposit Accounting[1]	Total
Revenues				
Gross premiums written	$ 576,745	$ 1,371,889	$ (158,992)	$ 1,789,642
Ceded premiums written	(160,108)	(43,970)	–	(204,078)
Net premiums written	416,637	1,327,919	(158,992)	1,585,564
Net premiums earned	371,762	1,447,167	(180,355)	1,638,574
Other underwriting income	–	–	1,390	1,390
	371,762	1,447,167	(178,965)	1,639,964
Expenses				
Net losses and loss expenses	252,310	696,962	(121,642)	827,630
Acquisition expenses	32,528	341,194	(56,233)	317,489
General and administrative expenses	49,524	140,849	–	190,373
	334,362	1,179,005	(177,875)	1,335,492
Underwriting income (loss)	$ 37,400	$ 268,162	$ (1,090)	$ 304,472
Net loss ratio	67.9%	48.2%	67.4%	50.5%
Acquisition expense ratio	8.7%	23.6%	31.2%	19.4%
General and administrative expense ratio	13.3%	9.7%	–	11.6%
Combined ratio	89.9%	81.5%	98.6%	81.5%
Reserve for losses and loss expenses	$ 865,347	$ 1,964,961	$ (128,622)	$ 2,701,686
Goodwill	$ –	$ 38,464	$ –	$ 38,464

[1] Reconciles the Company's underwriting results by segment to the Company's financial statement presentation.

(amounts in tables expressed in thousands of United States dollars, except ratios, share and per share amounts)

The following table provides a summary of the segment revenues and results for the year ended December 31, 2005, reserve for losses and loss expenses as of December 31, 2005 and the carrying value of goodwill as of December 31, 2005:

	Insurance	Reinsurance	Deposit Accounting[1]	Total
Revenues				
Gross premiums written	$ 421,431	$ 1,390,737	$ (143,291)	$ 1,668,877
Ceded premiums written	(33,778)	(15,750)	–	(49,528)
Net premiums written	387,653	1,374,987	(143,291)	1,619,349
Net premiums earned	364,175	1,439,267	(79,748)	1,723,694
Other underwriting income	–	–	(4,818)	(4,818)
	364,175	1,439,267	(84,566)	1,718,876
Expenses				
Net losses and loss expenses	343,577	1,368,284	(60,918)	1,650,943
Acquisition expenses	27,483	327,236	(23,410)	331,309
General and administrative expenses	35,987	110,432	–	146,419
	407,047	1,805,952	(84,328)	2,128,671
Underwriting loss	$ (42,872)	$ (366,685)	$ (238)	$ (409,795)
Net loss ratio	94.3%	95.1%	76.4%	95.8%
Acquisition expense ratio	7.6%	22.7%	29.4%	19.2%
General and administrative expense ratio	9.9%	7.7%	–	8.5%
Combined ratio	111.8%	125.5%	105.8%	123.5%
Reserve for losses and loss expenses	$ 670,769	$ 1,979,446	$ (46,625)	$ 2,603,590
Goodwill	$ –	$ 32,661	$ –	$ 32,661

[1]Reconciles the Company's underwriting results by segment to the Company's financial statement presentation.

The following table provides a summary of the segment revenues and results for the year ended December 31, 2004, reserve for losses and loss expenses as of December 31, 2004 and the carrying value of goodwill as of December 31, 2004:

	Insurance	Reinsurance	Total
Revenues			
Gross premiums written	$ 359,702	$ 1,351,655	$ 1,711,357
Ceded premiums written	(2,931)	(11,406)	(14,337)
Net premiums written	356,771	1,340,249	1,697,020
Net premiums earned	338,401	1,294,199	1,632,600
Other underwriting income	–	–	–
	338,401	1,294,199	1,632,600
Expenses			
Net losses and loss expenses	193,709	743,621	937,330
Acquisition expenses	36,284	293,500	329,784
General and administrative expenses	33,407	100,318	133,725
	263,400	1,137,439	1,400,839
Underwriting income	$ 75,001	$ 156,760	$ 231,761
Net loss ratio	57.2%	57.5%	57.4%
Acquisition expense ratio	10.7%	22.7%	20.2%
General and administrative expense ratio	9.9%	7.7%	8.2%
Combined ratio	77.8%	87.9%	85.8%
Reserve for losses and loss expenses	$ 370,330	$ 1,179,331	$ 1,549,661
Goodwill	–	$ 17,441	$ 17,441

The following table reconciles total segment results to consolidated income (loss) before income tax (expense) benefit for the years ended December 31, 2006, 2005 and 2004, respectively:

	2006	2005	2004
Total underwriting income (loss)	$ 304,472	$ (409,795)	$ 231,761
Net investment income	257,449	180,451	122,059
Net foreign exchange gains (losses)	21,021	(5,140)	(214)
Net realized (losses) gains on sales of investments	(20,342)	(8,244)	6,130
Amortization of intangibles	(4,600)	(4,694)	(3,990)
Interest expense	(30,041)	(24,210)	(9,959)
Consolidated income (loss) before income taxes	$ 527,959	$ (271,632)	$ 345,787

(amounts in tables expressed in thousands of United States dollars, except ratios, share and per share amounts)

The following table provides gross premiums written, by line of business, for the year ended December 31, 2006, 2005 and 2004:

Business Segment	2006	2005	2004
Insurance			
Property	$ 173,292	$ 112,736	$ 112,900
Casualty	128,933	129,951	85,226
Healthcare liability	106,988	117,120	111,097
Workers' compensation	93,779	–	–
Professional lines	73,753	61,624	50,479
Total Insurance	576,745	421,431	359,702
Reinsurance			
Casualty	400,111	385,604	401,393
Property	318,883	361,859	441,369
Catastrophe	291,755	300,892	286,873
Agriculture	107,104	33,035	4,825
Marine	103,387	118,976	50,662
Aerospace	76,816	120,501	132,731
Surety and other specialty	73,833	69,870	33,802
Total Reinsurance	1,371,889	1,390,737	1,351,655
Subtotal total company	$ 1,948,634	$ 1,812,168	$ 1,711,357
Deposit accounting[1]	(158,992)	(143,291)	–
Total	$ 1,789,642	$ 1,668,877	$ 1,711,357

[1] Reconciles gross premiums written to the Company's financial statement presentation.

The following table provides the geographic distribution of gross premiums written for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
United States	$ 1,217,321	$ 1,032,511	$ 981,642
Worldwide	462,731	479,522	432,379
Europe	186,704	170,840	157,424
Japan	19,505	22,014	28,006
Canada	15,087	21,886	23,539
Other	47,286	85,395	88,367
Deposit accounting[1]	(158,992)	(143,291)	–
Total gross premiums written	$ 1,789,642	$ 1,668,877	$ 1,711,357

[1] Reconciles the Company's gross premiums written to the Company's Financial Statements.

The Company attributes gross premiums written to the geographic region in which the risks originate.

10. Goodwill and intangible assets

The following table shows an analysis of intangible assets for the years ended December 31, 2006, 2005 and 2004:

		Goodwill		Intangible assets with indefinite lives		Intangible assets with finite lives		Total
Net balance at December 31, 2004	$	17,441	$	–	$	29,666	$	47,107
Additions		15,220		8,000		–		23,220
Amortization		–		–		(4,694)		(4,694)
Net balance at December 31, 2005		32,661		8,000		24,972		65,633
Additions		5,803		3,530		–		9,333
Amortization		–		–		(4,600)		(4,600)
Net balance at December 31, 2006	$	38,464	$	11,530	$	20,372	$	70,366
Gross balance	$	38,464	$	11,530	$	36,086	$	86,080
Accumulated Amortization		–		–		(15,714)		(15,714)
Net balance	$	38,464	$	11,530	$	20,372	$	70,366

On June 5, 2006, the Company completed the purchase of Endurance American, an admitted insurer in the United States and the District of Columbia. The fair value of the U.S. state licenses was $3.5 million at acquisition.

On August 1, 2005, the Company completed the purchase of Endurance American Specialty, a non-admitted insurer of the United States and the District of Columbia. The fair value of the U.S. state licenses was $8.0 million at acquisition.

No impairment of the Company's goodwill or intangible assets was noted following the annual impairment review for the years ended December 31, 2006 and 2005. The Company expects the amortization of the intangible assets with finite lives at December 31, 2006 to approximate current year levels over the next five years.

11. Commitments and contingencies

Concentrations of credit risk – The areas where significant concentrations of credit risk may exist include loss recoverables, investments and cash and cash equivalents. The Company's reinsurance recoverables at December 31, 2006 and 2005 amounted to $44.2 million and $17.2 million, respectively, and primarily resulted from reinsurance arrangements entered into in the normal course of operations. A credit exposure exists with respect to reinsurance recoverables as they may become uncollectible. The Company manages its credit risk in its reinsurance relationships by transacting with reinsurers that it considers financially sound and, if necessary, the Company may hold collateral in the form of funds, trust accounts and/or irrevocable letters of credit. This collateral can be drawn on for amounts that remain unpaid beyond specified time periods on an individual reinsurer basis. As of December 31, 2006, $41.8 million of losses recoverable (2005: $16.1 million) was due from reinsurers rated A– or better by A.M. Best or Standard & Poors.

As of December 31, 2006, substantially all the Company's cash and investments were held by three custodians. The Company's investment guidelines limit the amount of credit exposure to any one issuer other than the U.S. Treasury and certain other foreign government obligations rated AAA.

Major production sources – During the years ended December 31, 2006, 2005 and 2004, the Company obtained 69.2%, 74.2%, and 81.3% of its gross premiums written before deposit accounting adjustments through four brokers, respectively: Marsh & McLennan Companies, Inc. (including Guy Carpenter) – 23.2% (2005 – 26.9%; 2004 – 28.2%); Aon Corporation – 19.3% (2005 – 24.3%; 2004 – 31.2%); Willis Companies – 17.8% (2005 – 13.7%; 2004 – 12.5%); and Benfield Group – 8.9% (2005 – 9.3%; 2004 – 9.4%).

Letters of credit – As of December 31, 2006, the Company had issued letters of credit of $498.5 million (December 31, 2005 – $374.8 million) under its credit facility in favor of certain ceding companies.

(amounts in tables expressed in thousands of United States dollars, except ratios, share and per share amounts)

Investment commitments – As of December 31, 2006 and 2005, the Company had committed cash and cash equivalents and fixed maturity investments of $231.6 million and $230.4 million in favor of certain ceding companies to collateralize obligations, respectively. As of December 31, 2006 and 2005, the Company had also pledged $456.4 million and $417.1 million of its fixed maturity investments as collateral for $409.9 million and $371.1 million in letters of credit outstanding under its credit facility, respectively. In addition, at December 31, 2006 and 2005, cash and fixed maturity investments with fair values of $40.9 million and $28.5 million were on deposit with U.S. state regulators, respectively, and $28.5 million and $26.7 million were on deposit with Canadian regulators, respectively.

The Company is subject to certain commitments with respect to the investments in other ventures at December 31, 2006 and 2005. Of the balance outstanding at December 31, 2006 and 2005, the Company is subject to redemption restriction provisions of between two to three years from the date of acquisition. As of December 31, 2006 and 2005, the Company was committed to investing a further $6.2 million and $Nil in alternative investment funds, respectively.

Reinsurance commitments – In the ordinary course of business, the Company enters into reinsurance agreements which may include terms which could require the Company to collateralize certain of its obligations as a result of certain triggering events, as defined in such agreements.

Employment agreements – The Company has entered into employment agreements with certain officers that provide for option awards, executive benefits and severance payments under certain circumstances.

Operating Leases – The Company leases office space and office equipment under operating leases. Future minimum lease commitments at December 31, 2006 are as follows:

Year Ending December 31,	Amount
2007	$ 9,778
2008	9,782
2009	9,485
2010	9,144
2011	9,175
2012 and thereafter	37,983
	$ 85,347

Total rent expense under operating leases for the year ended December 31, 2006 was $8.4 million (2005 – $7.1 million; 2004 – $5.9 million).

Legal Proceedings – The Company is party to various legal proceedings generally arising in the normal course of its business. While any proceeding contains an element of uncertainty, the Company does not believe that the eventual outcome of any litigation or arbitration proceeding to which it is presently a party could have a material adverse effect on its financial condition or business. Pursuant to the Company's insurance and reinsurance agreements, disputes are generally required to be finally settled by arbitration.

12. Shareholders' equity

The Company's share capital at December 31, 2006 and 2005 is comprised as follows:

	2006	2005
Preferred shares		
Authorized – $1.00 par value each	8,000,000	8,000,000
Issued, outstanding and fully paid:		
Series A preferred shares – $1.00 par value each	$ 8,000,000	$ 8,000,000
Common shares		
Authorized – $1.00 par value each	120,000,000	120,000,000
Issued, outstanding and fully paid:		
Ordinary common shares – $1.00 par value each	$ 66,480,381	$66,138,901

During 2006, the Company repurchased certain of its common stock through open market transactions authorized by the Company's Board of Directors through a plan approved on May 21, 2004 (4,000,000 cumulatively authorized). The repurchases were accomplished in open market or privately negotiated transactions, from time to time, depending on market conditions. The Company's share repurchase program expired in February 2007 and the Company's Board of Directors authorized a new share repurchase program which extends until February 2009 and authorizes the repurchase of up to 2,000,000 ordinary shares. During 2006 and 2005, the Company repurchased 329,100 and 1,089,000 of its ordinary shares under this program at an average price of $30.41 and $36.35 per share, respectively. Total authorized purchases remaining under the repurchase plan at December 31, 2006 was approximately 1.4 million shares (2005 – 1.8 million).

On October 10, 2005, Endurance Holdings issued 8,000,000 shares of its 7.75% Non-Cumulative, Preferred Shares, Series A (the "Series A Preferred Shares"). The Series A Preferred Shares sold in the offering were registered under the Securities Act of 1933, as amended, and are traded on the New York Stock Exchange. The Series A Preferred Shares were issued at a price to the public of $25.00 per share. Endurance Holdings received net proceeds from this offering of $193.5 million after expenses and underwriting discounts. The proceeds from this offering were used to provide additional capital to Endurance Holdings' subsidiaries and for other general corporate purposes.

The Series A Preferred Shares have no stated maturity date and are redeemable in whole or in part at the option of Endurance Holdings any time after December 15, 2015 at a redemption price of $25.00 per share plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Endurance Holdings may redeem all but not less than all of the Series A Preferred Shares before that date at a redemption price of $26.00 per share, plus any declared and unpaid dividends, to the date of redemption, if Endurance Holdings is required to submit a proposal to the holders of the Series A Preferred Shares concerning an amalgamation, consolidation, merger, similar corporate transaction or change in Bermuda law.

Dividends on the Series A Preferred Shares, when, as and if declared by the board of directors of Endurance Holdings or a duly authorized committee of the board, accrue and are payable on the liquidation preference amount from the original issue date, quarterly in arrears on each dividend payment date, at an annual rate of 7.75%. Dividends on the Series A Preferred Shares are not cumulative.

Upon any voluntary or involuntary liquidation, dissolution or winding-up of Endurance Holdings, holders of the Series A Preferred Shares and any parity shares are entitled to receive out of Endurance Holdings' assets available for distribution to shareholders, before any distribution is made to holders of Junior Shares, a liquidating distribution in the amount of $25 per Series A Preferred Share plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Distributions will be made pro rata as to the Series A Preferred Shares and any parity shares and only to the extent of Endurance Holdings' assets, if any, that are available after satisfaction of all liabilities to creditors.

In conjunction with the issuance by the Company of the Series A Preferred Shares, the Company entered into a "Declaration of Covenant" for the benefit of the holders of the 7% Senior Notes. The covenant states that the Company will redeem its Series A Preferred Shares only if the total redemption price is less than or equal to the proceeds Endurance Holdings or its subsidiaries have received during the six months prior to the date of such redemption from the sale of certain qualifying securities that, among other things, are, with limited exceptions, pari passu with or junior to the Series A Preferred Shares upon the Company's liquidation, dissolution or winding-up; perpetual, or have a mandatory redemption or maturity date that is not less than sixty years after the initial issuance of such securities; and provide for dividends or other income distributions that are non-cumulative.

Holders of the Series A Preferred Shares have no voting rights, except with respect to certain fundamental changes in the terms of the Series A Preferred Shares and in the case of certain dividend non-payments or as otherwise required by Bermuda law or Endurance Holdings' bye-laws.

On October 6, 2005, Endurance Holdings issued 6,079,000 of its ordinary shares at a price of $33.15 per share ($32.90 per share, net of underwriters discount) raising approximately $200 million in net proceeds. Goldman, Sachs & Co. purchased the ordinary shares from Endurance Holdings and subsequently sold the ordinary shares to public investors. The proceeds from this offering were used by Endurance Holdings to provide additional capital to its subsidiaries and for other general corporate purposes.

On August 9, 2005, Endurance Holdings entered into a purchase agreement by and among Endurance Holdings, Goldman, Sachs & Co. and Texas Pacific Group and Thomas H. Lee for the sale of 7,741,030 ordinary shares held by

(amounts in tables expressed in thousands of United States dollars, except ratios, share and per share amounts)

these selling shareholders. The ordinary shares were sold in a registered offering and represented approximately 13% of the ordinary shares then outstanding. Endurance Holdings did not receive any proceeds from this offering.

On June 2, 2005, the Company filed a Registration Statement on Form S-3 that permitted the Company to issue, in one or more offerings, up to $750 million of securities eligible to be sold from time to time by the Company. The registration statement also registered for possible future sales up to 27,005,677 ordinary shares beneficially owned by certain of the Company's founding shareholders. The registration of the founding shareholders' ordinary shares did not obligate these share holders to offer or sell any of these shares. The Company did not receive any proceeds from any sale of shares by the selling shareholders. The registration statement was replaced by the filing of a new Universal Shelf Registration Statement on Form S-3 on December 19, 2005 as described above.

On May 4, 2005, the Company entered into a purchase agreement by and among the Company, Goldman, Sachs, & Co., Texas Pacific Group and Thomas H. Lee for the sale of 8,000,000 ordinary shares held by these selling shareholders. The ordinary shares were sold in a registered offering and represented approximately 13% of the ordinary shares then outstanding. The Company did not receive any of the proceeds from this offering.

On February 16, 2005, the Company's Board of Directors approved an increase of 2,000,000 shares (4,000,000 cumulatively authorized) to the number of shares authorized under the share repurchase program announced on May 21, 2004. The repurchases are accomplished in open market or privately negotiated transactions, from time to time, depending on market conditions. On March 4, 2005, the Company repurchased 350,000 of its ordinary shares from one of its initial investors. The purchase price was $34.68 per share, representing a 3% discount to the closing market price per share on March 4, 2005. The purchase price totaled $12.1 million. The Company used existing cash on hand to fund the repurchase. Total authorized purchases remaining under the repurchase plan at December 31, 2005 was approximately 1.8 million shares.

At December 31, 2006 and 2005, 7,202,347 warrants were outstanding. Such warrants are exercisable for ordinary and class A shares as follows:

	2006	2005
Ordinary shares	6,601,417	6,601,417
Class A shares	600,930	600,930
	7,202,347	7,202,347

These outstanding warrants at December 31, 2006, which have an exercise price of $16.87 (2005 – $17.87) per share, expire on December 14, 2011.

13. Earnings per share

The Company follows SFAS No. 128, "Earnings per Share", to account for its weighted average shares. Basic earnings (loss) per common share are calculated by dividing net income (loss) available to common shareholders of Endurance Holdings' ordinary shares and class A shares (collectively referred to as "common shares") by the weighted average number of common shares outstanding. The weighted average number of common shares includes the fully vested restricted share units discussed in Note 15.

Diluted earnings (loss) per common share are based on the weighted average number of common shares and dilutive potential common shares outstanding during the period of calculation using the treasury stock method.

The following tables set forth the computation of basic and diluted earnings (loss) per share for the years ended December 31, 2006, 2005 and 2004.

	2006	2005	2004
Numerator:			
Net income (loss)	$ 498,126	$ (220,484)	$ 355,584
Preferred dividends	(15,500)	(2,720)	–
Net income (loss) available to common shareholders	482,626	(223,204)	355,584
Denominator:			
Weighted average shares – basic			
Ordinary shares outstanding	66,208,752	61,760,236	62,578,644
Vested restricted share units outstanding	226,960	268,839	202,662
	66,435,712	62,029,075	62,781,306
Share equivalents:			
Unvested restricted share units	483,767	–	–
Warrants	3,537,522	–	3,186,814
Options	1,298,302	–	1,315,141
Weighted average shares – diluted	71,755,303	62,029,075	67,283,261
Basic earnings (loss) per common share	$ 7.26	$ (3.60)	$ 5.66
Diluted earnings (loss) per common share	$ 6.73	$ (3.60)	$ 5.28

The following table sets forth dividends declared in the years ended December 31, 2006, 2005, and 2004 respectively.

	2006	2005	2004
Dividends declared per preferred share	$ 1.94	$ 0.34	$ –
Dividends declared per common share	$ 1.00	$ 1.00	$ 0.81

14. Related party transactions

Certain founding shareholders, including Aon Corporation and its affiliates ("Aon"), received warrants in conjunction with the capitalization of the Company (see Note 12). During 2006, Aon transferred all of the warrants it had received from the Company to third parties and thus, was no longer an affiliate of the Company at December 31, 2006.

During the years ended December 31, 2006, 2005 and 2004 the Company was party to agreements with various affiliates of Aon as follows:

Underwriting activities – In the normal course of business, the Company enters into reinsurance contracts with various subsidiaries of Aon. Such contracts resulted in net premiums earned of $34.9 million (2005 – $19.0 million; 2004 – $11.3 million), losses and loss expenses of $20.1 million (2005 – $10.4 million; 2004 – $9.4 million) and acquisition expenses of $11.2 million (2005 – $5.7 million; 2004 – $1.2 million) for the year ended December 31, 2006. During the year ended December 31, 2006, affiliates of Aon produced 19.3% (2005 – 24.3%; 2004 – 31.2%) of the Company's gross premiums written before deposit accounting adjustments. Related reinsurance premiums receivable totaled $Nil and $39.7 million at December 31, 2006 and 2005, respectively.

In addition, the Company pays brokerage fees and commissions to Aon and its affiliates, which vary based on the amount of business produced. During the years ended December 31, 2006, 2005, and 2004, the Company incurred $23.0 million, $25.6 million and $32.1 million, respectively, in brokerage fees and commissions in connection with these transactions.

(amounts in tables expressed in thousands of United States dollars, except ratios, share and per share amounts)

15. Stock-based employee compensation plans

On January 1, 2006, the Company implemented Statement of Financial Accounting Standard 123(R) ("SFAS 123(R)") under the modified-prospective method as it relates to its stock-based employee compensation plan (the "Option Plan"), the non-employee Director incentive plan (the "Director Incentive Plan"), and other stock plans. As part of the adoption of SFAS 123(R), the Company has elected the alternative simplified approach to calculating the excess tax benefits as allowed by Financial Statement of Position 123(R)-3.

Employee Incentive Plan

The Option Plan provides for the grant of options to purchase the Company's ordinary shares, share appreciation rights, share bonuses and other equity incentive awards to key employees. Three types of restricted share units are issued by the Company: bonus restricted share units ("Bonus Units"), incentive restricted share units ("Incentive Units") and option dividend restricted share units ("Option Dividend Units"). Bonus Units issued by the Company do not require future service; however, they are forfeited if the holder departs the Company and violates the terms of a non-compete provision set forth in the Option Plan during that period. The Bonus Units are fully vested upon issuance and are expensed immediately. The Company settles the Bonus Units pro rata over the four year non-compete term. Incentive Units generally vest over a period of five years on a graded basis, and are expensed by the Company on an accelerated basis over the vesting term. Both Bonus Units and Incentive Units are automatically settled upon vesting and may be forfeited by an employee upon departure from the Company.

On July 1, 2006, the Company created a second option agreement for U.S. taxpayers and issued Option Dividend Units in order to comply with Section 409A of the U.S. Internal Revenue Code and the regulations promulgated by the U.S. Internal Revenue Service under Section 409A. The new form of option agreement eliminates the reduction in strike price for dividends paid by the Company relating to unexercised options. The Option Dividend units are issued in lieu of the strike price adjustments for dividends paid by the Company. The Option Dividend Units generally vest and are settled on the first March 1st following the six month anniversary of the date of issuance of the Option Dividend Unit.

At the Company's exclusive option, the Bonus, Incentive and Option Dividend Units may be settled in cash, ordinary shares or in a combination thereof. With respect to certain subsidiaries, the Company generally withholds an amount sufficient to satisfy any federal, state or local withholding tax requirements associated with awards under the Option Plan.

Under the terms of the Option Plan, a total of 4,986,975 ordinary shares have been reserved for issuance. The Company issues new ordinary shares upon the exercise of the outstanding options. As of December 31, 2006, 184,195 ordinary shares remained available for issuance under this plan.

Activity with respect to the Option Plan for the years ended December 31, 2006, 2005 and 2004 was as follows:

Options Outstanding	2006	2005	2004
Beginning of year	3,081,041	3,253,691	3,436,881
Options granted	–	–	65,000
Options forfeited	(12,500)	(36,350)	(50,500)
Options exercised	(493,000)	(136,300)	(197,690)
Options outstanding, end of year	2,575,541	3,081,041	3,253,691
Exercisable options, end of year	2,540,291	2,717,971	2,230,596

The following table illustrates certain weighted average exercise price data for the years ended December 31, 2006, 2005 and 2004 respectively:

	2006	2005	2004
Weighted average exercise prices of:			
Options granted	$ –	$ –	$ 33.86
Options forfeited	$ 28.72	$ 18.60	$ 19.58
Options exercised	$ 17.47	$ 18.95	$ 19.52

The total intrinsic value of options exercised during the years ended December 31, 2006, 2005, and 2004 was $8.1 million, $2.4 million and $2.8 million, respectively. The Company received proceeds of $8.4 million, $2.6 million and $3.8 million from the exercise of these options with no realized tax benefit from the exercise during the years ended December 31, 2006, 2005 and 2004, respectively. The Company issued new shares in response to the exercise of the above options.

No options expired during the years ended December 31, 2006, 2005 and 2004. The maximum term of an option is 10 years. The total fair value of options vested during the years ended December 31, 2006, 2005 and 2004 was $2.1 million, $3.7 million and $4.0 million, respectively. Options granted under the Option Plan for the years ended December 31, 2006, 2005 and 2004 were Nil, Nil and 65,000, respectively.

	2006	2005	2004
Weighted average exercise prices of:			
Options outstanding	$ 18.16	$ 18.15	$ 19.17
Exercisable options	$ 18.05	$ 18.02	$ 19.02
Range of exercise prices options outstanding	$ 16.87-$33.86	$17.87-$32.05	$18.87-$33.05
Weighted average remaining contract life of outstanding options	5.07 years	6.08 years	7.10 years

Activity with respect to the Bonus Units for the years ended December 31, 2006, 2005 and 2004 is as follows:

Bonus Units Outstanding	2006	2005	2004
Beginning of year	273,972	217,752	134,776
Granted	56,620	142,352	129,237
Forfeited	(2,208)	(11,226)	(2,820)
Settled	(107,117)	(74,906)	(43,441)
Unsettled, end of period	221,267	273,972	217,752

On March, 1, 2006, the Company settled $1.6 million of its 2005 annual bonus obligations to certain employees with grants of 50,218 Bonus Units. The fair value of the Bonus Units at the date of grant was equal to the bonus obligation recognized during the year ended December 31, 2005, and as such, no additional compensation expense has been recognized. During the years ended December 31, 2006, 2005 and 2004, 6,402, 7,650 and 5,109 Bonus Units, respectively, were granted to holders in lieu of dividends.

Activity with respect to the Incentive Units for the years ended December 31, 2006, 2005 and 2004 was as follows:

Incentive Units Outstanding	2006	2005	2004
Beginning of year	652,483	595,728	10,661
Granted	251,399	190,098	600,191
Forfeited	(39,923)	(45,625)	(13,004)
Settled	(145,950)	(87,718)	(2,120)
Unvested, end of year	718,009	652,483	595,728

During the years ended December 31, 2006, 2005 and 2004, the Company granted 228,670, 172,521 and 592,994 unvested Incentive Units, respectively, with fair values of $7.2 million, $6.3 million and $19.8 million, respectively. In addition, 22,729, 17,577 and 7,197 unvested Incentive Units were granted to holders in lieu of dividends for the years ended December 31, 2006, 2005 and 2004.

(amounts in tables expressed in thousands of United States dollars, except ratios, share and per share amounts)

Activity with respect to the Option Dividend Units for the years ended December 31, 2006, 2005 and 2004 was as follows:

Option Dividend Units Outstanding	2006	2005	2004
Beginning of year	–	–	–
Granted	71,982	–	–
Forfeited	–	–	–
Settled	–	–	–
Unvested, end of year	71,982	–	–

During the year ended December 31, 2006, the Company granted 71,982 unvested Option Dividend Units with fair values of $2.3 million.

For the years ended December 31, 2006, 2005 and 2004, compensation costs recognized in earnings for all restricted share units were $6.7 million, $7.4 million and $4.3 million, respectively, and there were no recognized tax benefits for 2006, 2005 and 2004. At December 31, 2006, compensation costs not yet recognized related to non-vested awards was $9.3 million (2005 – $12.8 million). This expense is expected to be recognized between 2006 and 2009, with approximately 56.4% expected to be recognized during 2007.

Employee Share Purchase Plans
On October 26, 2005, Endurance Holdings' shareholders approved the Employee Share Purchase Plan (the "ESPP") and the 2005 Sharesave Scheme. Neither the ESPP nor the 2005 Sharesave Scheme is subject to any provisions of the Employee Retirement Income Security Act of 1974 as amended, and neither plan is a qualified plan within the meaning of Section 402(a) of the Internal Revenue Code of 1986, as amended (the "Code").

Following approval by the Company's shareholders, 200,000 of Endurance Holdings' ordinary shares, par value $1.00 per share, were reserved for issuance under the ESPP. Under the terms of the ESPP, which is administered by the Compensation Committee of the Board of Directors, employees of Endurance Holdings and certain of its subsidiaries who have completed five months of service may purchase Endurance Holdings' ordinary shares at a 15% discount from the market price of the ordinary shares on the last trading day of each quarter from payroll deductions of between 1%-10% of their gross base salaries withheld during the period. Participants are eligible to receive dividends on their Endurance Holdings ordinary shares as of the purchase date. Participating employees may discontinue their participation at any time, but may not resume participation in the ESPP for a period of one year from the date of withdrawal from the plan. Ordinary shares purchased under the ESPP must be held for one year prior to disposition.

Compensation expense related to the ESPP for the year ended December 31, 2006 of approximately $94,000 (2005 – $Nil) was recorded for 18,500 (2005 – 4,185) common shares purchased under the ESPP.

Under the terms of the 2005 Sharesave Scheme, all U.K. eligible employees may save between £5 and £250 per month for three, five or seven years, as determined by the Company. At the end of the savings period participating employees' savings may be used to purchase Endurance Holdings' ordinary shares at an exercise price, which was established at a 15% discount from the market price on the date the options were granted. Participating employees may terminate their participation in the 2005 Sharesave Scheme and receive a refund of their contributed funds. The 2005 Sharesave Scheme was approved by Her Majesty's Revenue on February 20, 2006.

On February 22, 2006, 13,124 options were granted under the 2005 Sharesave Scheme for a term of three years with a fair value of approximately $86,975. Compensation expense related to these options was approximately $29,000 for the year ended December 31, 2006, respectively. Total compensation expense is recognized on a straight-line basis over the three-year term of the option. Options outstanding at December 31, 2006 are exercisable within six months following the three-year term at an exercise price of £15.97 or $27.82 per share. No such options were forfeited, exercised or expired during the period.

The fair value of each option issued during 2006 under the 2005 Sharesave Scheme was estimated on the date of grant using the Black-Scholes-Merton option-pricing model. The volatility assumption of approximately 24% was derived from daily changes of the Company's historical stock prices. The other assumptions used in the option-pricing model were as follows: risk free interest rate for 2006 of 4.84%, expected life of 3.25 years and a dividend yield of 3.07%. The weighted average remaining contract life of options outstanding at December 31, 2006 was 3.25 years. The maximum term of an option was 3.5 years. The total fair value of options vested during the year ended December 31, 2006 was $Nil.

Director Incentive Plan

The Director Incentive Plan provides for the grant of options to purchase the Company's common shares as well as the issuance of restricted share units to directors. The options expire the earlier of 1) the tenth annual anniversary of the date of grant or 2) the first annual anniversary of the last day on which a Director serves on the Board of Directors. Each option vests and is exercisable on or after the six-month anniversary of the date of grant. The restricted share units become fully vested and convert into ordinary shares six months following the date of grant.

During the years ended December 31, 2006, 2005 and 2004, the Company granted Nil, Nil and 50,000 options. At December 31, 2006, 70,000 fully vested options remain unexercised (2005 – 90,000).

During the years ended December 31, 2006, 2005 and 2004, the Company granted 17,762, 19,502 and Nil restricted share units, respectively, with fair values of $0.5 million, $0.7 million and $Nil million, respectively. For the years ended December 31, 2006, 2005 and 2004, compensation costs recognized in income were $0.4 million, $0.7 million and $Nil million, respectively, and there were no recognized tax benefits for 2006, 2005 and 2004. At December 31, 2006, there were no compensation costs yet to be recognized in income.

The maximum number of common shares which may be issued under the plan is 750,000. As of December 31, 2006, 631,274 ordinary shares remained available for issuance under this plan.

16. Pension plan

The Company provides pension benefits to eligible employees through various defined contribution plans sponsored by the Company. Under the Company's defined contribution plans, the Company makes contributions to its employees' accounts in amounts ranging from 4% to 10% of its employees' eligible earnings. In addition, under certain defined contribution plans, employee contributions may be supplemented by matching contributions made by the Company based on the level of employee contribution. Lastly, the Company may provide additional contributions, depending on its annual financial performance. The employee and Company contributions in the defined contribution plans are invested at the election of each employee in one or more of several investment portfolios offered by third party investment advisors. Contributions for the year ended December 31, 2006 resulted in an expense of $4.6 million being recorded in earnings (2005 – $4.5 million; 2004 – $4.1 million).

17. Statutory requirements and dividend restrictions

As a holding company, Endurance Holdings relies on dividends from Endurance Bermuda to provide cash flow required for debt service and dividends to shareholders. Endurance Bermuda's ability to pay dividends and make capital distributions is subject to certain regulatory restrictions based principally on the amount of Endurance Bermuda's premiums written and net reserves for losses and loss expenses, subject to an overall minimum capital and surplus requirement of $100 million. As of December 31, 2006, Endurance Bermuda can pay approximately $696 million (2005: $475 million) to Endurance Holdings without prior approval under Bermuda law.

In addition, Endurance Bermuda is required to maintain a minimum statutory liquidity ratio. At December 31, 2006, Endurance Bermuda's statutory capital and surplus was $2.8 billion (2005 – $2.3 billion) and the minimum amount of statutory capital and surplus required to be maintained was $0.6 billion (2005 – $0.6 billion). Endurance Bermuda is currently completing 2006 statutory income (loss) statements. Endurance Bermuda recorded statutory net income (loss) of ($62.8) million and $397.3 million for the years ended December 31, 2005 and 2004.

Under the jurisdiction of the United Kingdom's Financial Services Authority ("FSA"), Endurance U.K. must maintain a margin of solvency at all times, which is determined based on the type and amount of insurance business written.

(amounts in tables expressed in thousands of United States dollars, except ratios, share and per share amounts)

The FSA regulatory requirements impose no explicit restrictions on Endurance U.K.'s ability to pay a dividend, but Endurance U.K. would have to notify the FSA 28 days prior to any proposed dividend payment. At December 31, 2006, 2005 and 2004, these requirements had been met. Endurance U.K. is currently completing 2006 statutory profit (loss) accounts. Endurance U.K. recorded statutory net losses of ($40.3) million and ($5.6) million for the years ended December 31, 2005 and 2004.

Endurance U.S. Reinsurance is subject to regulation by the State of New York Insurance Department. Dividends may be declared or distributed only out of earned surplus. The statutory limitation on dividends which can be paid during any preceding twelve months, without the prior approval of the Superintendent of the State of New York Insurance Department ("Superintendent"), is the lesser of ten percent of policyholders' surplus as shown in the most recently filed statement or one hundred percent of adjusted net investment income earned during such period. At December 31, 2006, 2005, and 2004, Endurance U.S. Reinsurance did not have earned surplus; therefore, Endurance U.S. Reinsurance was in 2006 and continues to be precluded from declaring or distributing any dividend without the prior approval of the Superintendent. Endurance U.S. Reinsurance is currently completing 2006 statutory income (loss) statements. Endurance U.S. Reinsurance recorded statutory net income (loss) of ($66.7) million and ($41.1) million for the years ended December 31, 2005 and 2004.

Endurance U.S. Insurance's two operating subsidiaries, Endurance American Specialty and Endurance American, are subject to regulation by the State of Delaware Department of Insurance. Dividends are limited to the greater of 10% of policyholders' surplus or net income, excluding realized capital gains. In addition, dividends may only be declared or distributed out of earned surplus. At December 31, 2006, both Endurance American Specialty and Endurance American did not have earned surplus; therefore, both companies were precluded from declaring or distributing dividends during 2006 without the prior approval of the Delaware Insurance Commissioner. Endurance American Specialty is subject to Endurance American's dividend limitations. In turn, dividends paid by Endurance American are paid to Endurance U.S. Reinsurance and are then subject to Endurance U.S. Reinsurance's dividend limitations. Endurance U.S. Insurance is currently completing statutory income (loss) statements. Endurance U.S. Insurance recorded a statutory net loss of ($16.3) million for the year ended December 31, 2005.

18. Taxes

The Company is not required to pay any income or capital gains taxes in Bermuda. The Company has received an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act of 1966 of Bermuda, as amended, that in the event any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not be applicable to the Company until March 28, 2016 provided that the assurance is subject to the condition that it will not prevent the application of any taxes payable by the Company in respect of real property or leasehold interests in Bermuda held by it. Endurance Bermuda intends to operate in a manner such that it will owe no United States tax other than premium excise tax and withholding taxes on certain investments.

The Company's subsidiaries based in Canada, the United Kingdom and United States are subject to income taxes in their respective jurisdictions.

The income tax (expense) benefit was as follows for the years ended December 31, 2006, 2005 and 2004, respectively:

	2006	2005	2004
Current income tax expense	$ (7,822)	$ (845)	$ –
Deferred income tax (expense) benefit	(22,011)	51,993	9,797
	$ (29,833)	$ 51,148	$ 9,797

Of the 2006 current income tax expense, $7.4 million related to taxes incurred in the United States (2005 – $0.9 million; 2004 – $Nil). Of the deferred income tax (expense) benefit, ($15.9) million and ($5.7) million related to deferred income tax benefits in the United States and the United Kingdom, respectively (2005 – $30.7 million and $21.3 million; 2004 – $9.1 million and $0.7 million).

The actual income tax (expense) benefit attributable to income for the years ended December 31, 2006, 2005 and 2004 differed from the amount computed by applying the combined effective rate of 0% under Bermuda law to income before income tax benefit, as a result of the following:

	2006	2005	2004
Computed expected tax expense	$ –	$ –	$ –
Tax (expense) benefit effect of foreign taxes	(26,959)	51,148	9,797
Valuation allowance	(2,874)	–	–
	$ (29,833)	$ 51,148	$ 9,797

Deferred income taxes represent the tax effect of the differences between the book and tax bases of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following as of December 31, 2006 and 2005:

	2006	2005
Deferred income tax assets:		
Unearned premiums	$ 12,401	$ 14,593
Loss reserves	17,883	19,923
Net operating loss carry forward	18,149	39,676
Unrealized investment losses	2,169	3,607
Deferred compensation	3,672	4,304
Start-up costs	2,401	3,579
Deferred interest	5,407	532
Realized investment losses	2,874	–
Other	4,273	2,822
Total deferred tax assets	69,229	89,036
Deferred income tax liabilities:		
Deferred acquisition costs	(14,683)	(17,202)
Unrealized investment losses (gains)	4,876	(516)
Other	(2,529)	(1,958)
Total deferred tax liabilities	(12,336)	(19,676)
Valuation allowance	(2,874)	–
Net deferred income tax asset	$ 54,019	$ 69,360

The Company paid income taxes totaling $7.1 million, $4.5 million, and $1.6 million for the years ended December 31, 2006, 2005 and 2004, respectively. Net operating loss carryforwards in the amount of $60.5 million are available for application against future taxable income in the United Kingdom. These net operating loss carry forwards have no expiration date. There were no income taxes payable at December 31, 2006 or 2005.

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In 2006, management established a valuation allowance of $2.9 million against realized investment losses as the Company currently does not have a business plan to produce significant future realized investment gains.

(amounts in tables expressed in thousands of United States dollars, except ratios, share and per share amounts)

19. Subsequent event

Windstorm Kyrill impacted Northern and Central Europe on January 18, 2007. Based on a review of in-force contracts and preliminary loss information from clients, the Company initially estimates that its net losses from Windstorm Kyrill after reinsurance, reinstatement premiums and tax benefits, are expected to be between $30 million and $40 million. Due to the limited claims data at this time, the Company's losses from Windstorm Kyrill may ultimately differ materially from the preliminary estimated losses. Losses incurred by the Company from Windstorm Kyrill will be estimated and recorded in 2007.

20. Condensed unaudited quarterly financial data

The following is a summary of the unaudited quarterly data for the year ended December 31, 2006:

	Quarter Ended March 31, 2006	Quarter Ended June 30, 2006	Quarter Ended September 30, 2006	Quarter Ended December 31, 2006
Net premiums earned	$ 420,206	$ 406,678	$ 407,975	$ 403,715
Net investment income	61,544	60,291	63,581	72,033
Net realized losses on sales of investments	(3,330)	(8,729)	(6,375)	(1,908)
Subtotal	$ 478,420	$ 458,240	$ 465,181	$ 473,840
Losses and loss expenses	$ 238,732	$ 269,445	$ 188,033	$ 131,420
Acquisition and general and administrative expenses	$ 119,139	$ 125,265	$ 130,392	$ 133,066
Net foreign exchange (gains) losses	$ (2,886)	$ (11,997)	$ 3,633	$ (9,771)
Net income	$ 107,036	$ 64,050	$ 128,230	$ 198,810
Preferred dividends	(3,875)	(3,875)	(3,875)	(3,875)
Net income available to common shareholders	$ 103,161	$ 60,175	$ 124,355	$ 194,935
Basic earnings per share	$ 1.55	$ 0.91	$ 1.87	$ 2.93
Diluted earnings per share	$ 1.45	$ 0.85	$ 1.74	$ 2.70

The following is a summary of the unaudited quarterly data for the year ended December 31, 2005:

	Quarter Ended March 31, 2005	Quarter Ended June 30, 2005	Quarter Ended September 30, 2005	Quarter Ended December 31, 2005
Net premiums earned	$ 437,598	$ 437,921	$ 441,166	$ 407,009
Net investment income	39,311	39,133	49,034	52,974
Net realized (losses) gains on sales of investments	(4,453)	592	(1,073)	(3,310)
Subtotal	$ 472,456	$ 477,646	$ 489,127	$ 456,673
Losses and loss expenses	$ 251,059	$ 228,916	$ 784,608	$ 386,360
Acquisition expenses and general and administrative expenses	$ 120,321	$ 129,766	$ 117,291	$ 110,350
Net foreign exchange losses (gains)	$ 2,421	$ 1,742	$ (1,809)	$ 2,786
Net income (loss)	$ 96,259	$ 110,017	$ (376,989)	$ (49,771)
Preferred dividends	–	–	–	(2,720)
Net income (loss) available to common shareholders	$ 96,259	$ 110,017	$ (376,989)	$ (52,491)
Basic earnings (loss) per share	$ 1.57	$ 1.81	$ (6.26)	$ (0.80)
Diluted earnings (loss) per share	$ 1.45	$ 1.67	$ (6.26)	$ (0.80)

Certain comparative information in the unaudited quarterly financial data for the years ended December 31, 2006 and 2005, have been reclassified to conform to current year presentation.

Shareholder information

Board of Directors

Gregor Bailar – Chief Information Officer, Capital One Financial Corporation
- Compensation Committee
- Underwriting Committee

John Baily – Retired Partner, PricewaterhouseCoopers
- Audit Committee, Chairman
- Investment Committee

Norman Barham – Retired Vice Chairman and President of Global Operations, Marsh, Inc.
- Compensation Committee
- Risk & Underwriting Committee

Galen Barnes – Retired President and Chief Operating Officer, Nationwide Mutual Insurance
- Nominating & Corporate Governance Committee
- Risk & Underwriting Committee

William Bolinder – Retired President and Chief Executive Officer, Acadia Trust N.A.
- Lead Director
- Nominating & Corporate Governance Committee
- Risk & Underwriting Committee, Chairman

Steven Carlsen – Principal, Shadowbrook Advising, Inc.
Retired Chief Operating Officer, Endurance Holdings
- Investment Committee
- Risk & Underwriting Committee

Kenneth LeStrange – Chairman of the Board, President and Chief Executive Officer, Endurance Holdings

Brendan O'Neill – Retired Chief Executive Officer, ICI PLC
- Compensation Committee, Chairman
- Investment Committee

Richard Perry – President, Perry Corp.
- Compensation Committee
- Investment Committee, Chairman
- Nominating & Corporate Governance Committee

William Raver – Chief Executive Officer and Chief Investment Officer, National Railroad Retirement Investment Trust
- Audit Committee
- Investment Committee

Robert Spass – Chairman of the Board, Capital Z Partners, Ltd.
- Audit Committee
- Compensation Committee
- Nominating & Corporate Governance Committee

Therese Vaughan – Professor of Insurance and Actuarial Science, Drake University
- Audit Committee
- Nominating & Corporate Governance Committee, Chairperson

Max Williamson – Retired Chairman and President, Scottsdale Insurance Company
- Audit Committee
- Risk & Underwriting Committee

Executive Officers

Kenneth LeStrange
Chairman of the Board, President and Chief Executive Officer, Endurance Holdings

Michael Angelina
Chief Actuary and Chief Risk Officer, Endurance Holdings

Thomas Bell
Executive Vice President, Endurance U.S. Holdings

David Cash
Chief Underwriting Officer, Endurance Holdings

John Del Col
General Counsel, Secretary and Executive Vice President, Acquisitions, Endurance Holdings

Michael Fujii
President and Chief Executive Officer, Worldwide Insurance Operations

Daniel Izard
Chief Operating Officer, Endurance Holdings
President, Endurance Bermuda
Chief Executive Officer, Endurance U.K.
Chairman, Endurance Services

William Jewett
President and Chief Executive Officer, Worldwide Reinsurance Operations

Michael McGuire
Chief Financial Officer, Endurance Holdings

John O'Connor
President and Chief Operating Officer, Endurance Services

Mark Silverstein
Chief Investment Officer

Charters for the Audit, Compensation, Investment, Nominating & Corporate Governance and Risk & Underwriting Committees of our Board of Directors can be found at www.endurance.bm.

For printed copies, please write:
Investor Relations, Endurance Specialty Holdings Ltd.
Suite No. 784, 48 Par-la-ville Road, Hamilton HM 11, Bermuda